Exhibit 99.1

Tower Semiconductor

Where **Analog** and **Value** Meet

TOWER SEMICONDUCTOR LTD.

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek 2310502, Israel

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To our Shareholders:

You are cordially invited to attend an extraordinary general meeting of shareholders (the “extraordinary general meeting”) of Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (“Tower,” the “Company,” “we,” “us” or “our”), to be held on April 25, 2022, at 4:00 p.m. (Israel time) (9:00 a.m. Eastern time), at the Company’s offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

At the extraordinary general meeting, you will be asked to consider and vote on two matters:

1.
a proposal to approve the acquisition of the Company by Intel FS Inc., a Delaware corporation (“Parent”), including the approval of (a) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated February 15, 2022, by and among Parent, Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), Intel Corporation, a Delaware corporation (“Intel”), and the Company, pursuant to which Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company (the “Surviving Company”) and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel (the “Merger”); (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 15.00 per share, of the Company (each, a “Company Share”) owned immediately prior to the effective time of the Merger; and (d)  all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the proxy statement (collectively, the “Merger Proposal”); and

2.
a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting (the “Adjournment Proposal”).

If the Merger is completed, you will be entitled to receive $53.00 in cash, without interest and less any applicable withholding taxes, for each Company Share that you own.

Only shareholders of record as of the close of business on March 16, 2022, the record date, are entitled to notice of the extraordinary general meeting and to vote at the extraordinary general meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the extraordinary general meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on March 16, 2022, or which appears in the participant listing of a securities depository on that date.

The Board of Directors of the Company (the “Board”), after considering the factors to be more fully described in the enclosed proxy statement, has unanimously (i) determined that the terms of the Merger Agreement and the Merger and the other transactions contemplated in the Merger Agreement (the “Transactions”), are fair to, and in the best interests of, the Company’s shareholders; (ii) determined that, considering the financial position of the merger companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (iii) authorized and approved in all respects, the Merger Agreement, the delivery and performance of the Merger Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement. The Board unanimously recommends that you vote FOR each of the above proposals, which are described in the enclosed proxy statement.

Your vote is very important, regardless of the number of Company Shares that you own. Approval of each of the proposals requires the affirmative vote of the holders of at least a majority of the ordinary shares of the Company represented at the extraordinary general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on the proposal (excluding abstentions and broker non-votes). In the case of Proposal 1 (approval of the Merger), the foregoing majority must be achieved after excluding any votes on account of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by, Parent, Merger Sub or either of the foregoing.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least 33% of the voting rights in the Company constitutes a quorum for purposes of the extraordinary general meeting. In the absence of the requisite quorum of shareholders at the extraordinary general meeting, the extraordinary general meeting will be adjourned to the same day in the immediately following week and will be held at the same time and place, unless otherwise determined at the extraordinary general meeting in accordance with the Company’s articles of association. At such adjourned meeting, if a quorum is not present as aforesaid, within half an hour of the time fixed for the commencement thereof, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum.

Record shareholders who are unable to attend the extraordinary general meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received by the Company’s transfer agent by 5:00 p.m. (Eastern Time) on April 22, 2022, or, if sent to the Company’s Israeli registered office, to be received not later than 9:00 a.m. (Israel time) on the day of the extraordinary general meeting (that is, on Monday, April 25, 2022). No postage will be required if your proxy card is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company, LLC.

If your Company Shares are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the extraordinary general meeting (or to appoint a proxy to do so). Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) will be able to either vote their shares in person at the extraordinary general meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares as of the record date, or via proxy, by sending a certificate of ownership together with a duly executed proxy to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on the day of the extraordinary general meeting (that is, on Monday, April 25, 2022), or may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time set for the extraordinary general meeting. You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

Enclosed with this letter you will find an attached notice of the extraordinary general meeting and proxy statement, along with a separate proxy card or voting instruction form. The accompanying proxy statement provides you with detailed information about the Merger, the Merger Proposal, the Adjournment Proposal and the extraordinary general meeting. A copy of the Merger Agreement is attached as Annex A to the proxy statement. We encourage you to read the proxy statement and its annexes, including the Merger Agreement, carefully and in their entirety, as they contain important information. Please give this material your careful attention. You also may obtain more information about the Company from documents we have filed with or furnished to the U.S. Securities Authority (the “SEC”).

If you have any questions or need assistance voting your Company Shares, please contact our Proxy Solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

On behalf of the Board, I thank you for your support and appreciate your consideration of these matters.

Sincerely, Amir Elstein Chairman of the Board

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated March 11, 2022, and, together with the enclosed form of proxy card, is first being mailed to shareholders on or about March 16, 2022.

TOWER SEMICONDUCTOR LTD.

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek 2310502, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 25, 2022

[As originally published on February 17, 2022]

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (“Tower,” the “Company,” “we,” “us” or “our”), will be held on, April 25, 2022, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time) at the Company’s offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

We are holding the Meeting for the following purposes:

1.
The Merger Proposal. To approve the acquisition of the Company by Intel FS Inc., a Delaware corporation (“Parent”), including the approval of (a) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated February 15, 2022, by and among Parent, Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), Intel Corporation, a Delaware corporation (“Intel”), and the Company, pursuant to which Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company (the “Surviving Company”) and will become a wholly‑owned subsidiary of Parent (the “Merger”); (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 15.00 per share, of the Company (each, a “Company Share”) owned immediately prior to the effective time of the Merger; and (d)  all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the proxy statement (collectively, the “Merger Proposal”); and

2.
The Adjournment Proposal. To approve the adjournment of the Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting.

Only shareholders of record as of the close of business on March 16, 2022, the record date, are entitled to notice of the Meeting and to vote at the Meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on March 16, 2022, or which appears in the participant listing of a securities depository on that date.

The Board of Directors of the Company (the “Board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the Merger Agreement and the Merger and the other transactions contemplated the Merger Agreement (the “Transactions”), are fair to, and in the best interests of, the Company’s shareholders; (ii) determined that, considering the financial position of the merger companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (iii) authorized and approved in all respects, the Merger Agreement, the delivery and performance of the Merger Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement. The Board unanimously recommends that you vote FOR each of the above proposals, which will be described in the enclosed proxy statement made available to the Company’s shareholders in connection with the Meeting.

Your vote is very important, regardless of the number of Company Shares that you own. Approval of each of the proposals requires the affirmative vote of the holders of at least a majority of the ordinary shares of the Company represented at the Meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on the proposal (excluding abstentions and broker non-votes). In the case of Proposal 1 (approval of the Merger), the foregoing majority must be achieved after excluding any votes on account of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by, Parent, Merger Sub or either of the foregoing.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least 33% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the immediately following week and will be held at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting, if a quorum is not present as aforesaid, within half an hour of the time fixed for the commencement thereof, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum.

Record shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received by the Company’s transfer agent by 5:00 p.m., Eastern Standard Time, on April 22, 2022, or, if sent to the Company’s Israeli registered office, to be received not later than 9:00 a.m. (Israel time) on the day of the Meeting (that is, on Monday, April 25, 2022). No postage will be required if your proxy card is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company, LLC.

If your Company Shares are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Meeting (or to appoint a proxy to do so).

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) will be able to either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending a certificate of ownership together with a duly executed proxy to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on the day of the Meeting (that is, on Monday, April 25, 2022), or may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time set for the Meeting. You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

In accordance with the Israeli Companies Law, 5759-1999 (the “ICL”), (i) position statements with respect to any of the proposals at the Meeting must be delivered to the Company no later than April 15, 2022; and (ii) the last date for submitting a request to include a proposal for inclusion at the Meeting in accordance with Section 66(b) of the ICL is February 24, 2022, and, if the Board determines that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in accordance with Israeli law.

The Company intends to furnish copies of the proxy statement for the Meeting, describing the matters to be voted on at the Meeting, along with the proxy card and other documents to the U.S. Securities Authority (“SEC”) and ISA on Form 6-K on or about March 11, 2022.  Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, the Company’s website at www.towersemi.com, or by directing the request to the Company’s Corporate Secretary. The contents of Tower’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

This communication is not a substitution for the proxy statement or for any other documents that Tower may furnish to the SEC and ISA or send to shareholders in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC AND ISA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

By the Order of the Board,

Amir Elstein
Chairman of the Board
February 17, 2022

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) ELECTRONICALLY OVER THE INTERNET OR BY TELEPHONE; OR (2) BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT (IF YOU HOLD COMPANY SHARES THROUGH A MEMBER OF THE TEL AVIV STOCK EXCHANGE, TOGETHER WITH A PROOF OF OWNERSHIP CERTIFICATE) IN THE POSTAGE‑PAID ENVELOPE PROVIDED; OR (3) IF YOU HOLD COMPANY SHARES THROUGH MEMBERS OF THE TEL AVIV STOCK EXCHANGE, ELECTRONICALLY VIA THE VOTING SYSTEM OF THE ISRAEL SECURITIES AUTHORITY. YOU MAY REVOKE YOUR PROXY OR CHANGE YOUR VOTE AT ANY TIME BEFORE IT IS VOTED AT THE EXTRAORDINARY GENERAL MEETING.

If you hold your Company Shares in “street name” through a bank, broker or other nominee on the Nasdaq Global Select Market, you should instruct your bank, broker or other nominee how to vote your Company Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.

If you hold your Company Shares through a member of the Tel Aviv Stock Exchange (“TASE”), you may vote your Company Shares in person at the extraordinary general meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the Company Shares as of the record date (“Ownership Certificate”). Alternatively, you may vote via proxy, by mailing a valid Ownership Certificate together with a duly executed proxy to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on April 25, 2022, or may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022). You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

If you are a shareholder of record, voting in person at the extraordinary general meeting will revoke any proxy that you previously submitted. If you hold your Company Shares through a bank, broker or other nominee, you must obtain a “legal proxy” in order to vote in person at the extraordinary general meeting.

If you fail to (1) timely return your proxy card (if you hold Company Shares through a member of the TASE, together with a valid Ownership Certificate as of the record date), (2) grant your proxy electronically over the Internet or by telephone, (3) attend the extraordinary general meeting and vote in person (if you hold Company Shares through a member of the TASE, by presenting a valid Ownership Certificate as of the record date), or (4) if you hold Company Shares through a member of the TASE, timely vote electronically via the ISA voting system, your Company Shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting.

We encourage you to read the accompanying proxy statement and its annexes, including all documents incorporated by reference into the accompanying proxy statement, carefully and in their entirety. If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Company Shares, please contact our Proxy Solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

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SUMMARY

This summary highlights selected information from this proxy statement related to the merger of Steel Titanium 2022 Ltd., a wholly‑owned subsidiary of Intel FS Inc., with and into Tower Semiconductor Ltd., which we refer to as the “Merger,” and may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger, you should carefully read this entire proxy statement, the annexes to this proxy statement and the documents that we refer to in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption “Where You Can Find More Information.” The Merger Agreement is attached as Annex A to this proxy statement. We encourage you to read the Merger Agreement, which is the legal document that governs the Merger, carefully and in its entirety.

Except as otherwise specifically noted in this proxy statement, “Tower,” the “Company,” “we,” “us” or “our” and similar words refer to Tower Semiconductor Ltd., including, in certain cases, our subsidiaries. Throughout this proxy statement, we refer to Intel FS Inc. as “Parent,” Steel Titanium 2022 Ltd. as “Merger Sub” and Intel Corporation as “Intel.” In addition, throughout this proxy statement we refer to the Agreement and Plan of Merger, dated February 15, 2022, by and among the Company, Parent, Merger Sub and Intel, as it may be amended from time to time, as the “Merger Agreement.” All currency amounts are in U.S. dollars unless otherwise indicated.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“Board” means the Company’s Board of Directors;

•	“Companies Law” or “ICL” means the Israeli Companies Law, 5759-1999, as amended (together with the rules and regulations promulgated thereunder);

•	“Company Shares” means the Company’s ordinary shares, par value NIS 15.00 per share;

•	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

•	“ISA” means the Israel Securities Authority;

•	“Nasdaq” means the Nasdaq Global Select Market;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“SEC” means the U.S. Securities and Exchange Commission; and

•	“TASE” means the Tel Aviv Stock Exchange Ltd.

Parties Involved in the Merger

Tower Semiconductor Ltd.

Tower is a company organized under the laws of the State of Israel. We are a leading foundry of high-value analog semiconductor solutions, providing technology and manufacturing platforms for the production of integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace defense.

The Company’s ordinary shares, par value NIS 15.00 per share (the “Company Shares”), are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Tel Aviv Stock Exchange Ltd. (“TASE”), in each case, under the symbol “TSEM.”

Intel Corporation

Intel is a corporation organized under the laws of Delaware. Intel is an industry leader, creating world-changing technology that enables global progress and enriches lives. Inspired by Moore’s Law, Intel continuously works to advance the design and manufacturing of semiconductors to help address its customers’ greatest challenges. By embedding intelligence in the cloud, network, edge and every kind of computing device, Intel unleashes the potential of data to transform business and society for the better.

Intel’s common stock is listed on Nasdaq under the symbol “INTC.”

Intel FS Inc.

Parent is a corporation organized under the laws of Delaware. Parent is a wholly‑owned subsidiary of Intel.

Steel Titanium 2022 Ltd.

Merger Sub is a company organized under the laws of the State of Israel. Merger Sub is a wholly‑owned subsidiary of Parent that was formed on February 9, 2022, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the provisions of Sections 314‑327 of the ICL, if the Merger is completed, Merger Sub will merge with and into the Company, and the Company will continue as the surviving company and as a wholly‑owned subsidiary of Parent (the “Surviving Company”). As a result of the Merger, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for any Company Shares owned by the Company, Parent, Merger Sub or any of their direct or indirect subsidiaries or held in the Company’s treasury (which will remain outstanding and no merger consideration (as defined below) or any other consideration will be delivered in exchange therefor) (the “Excluded Shares”)) will be deemed to be transferred to Parent in exchange for the right to receive $53.00 per share in cash, without interest and less any applicable withholding taxes (the “merger consideration”), and you will no longer own any shares of the Surviving Company.

After the Merger is completed, you will have the right to receive the merger consideration.

Treatment of Company Equity Awards

Cashed‑Out Company Options

At the time at which the Merger will become effective (the “Effective Time”), each option to purchase Company Shares that is outstanding immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms as of the date of the Merger Agreement or (ii) is held by a non‑employee director of the Company (subject to certain exceptions described in the section captioned “The Merger Agreement—Treatment of Company Equity Awards”) or otherwise is held by an individual who is not a Continuing Employee (as defined in the Merger Agreement) (whether vested or unvested) (each, a “Cashed‑Out Company Option”) will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $53.00 over the applicable per share exercise price for such option.

Assumed Company Options

At the Effective Time, each option to purchase Company Shares held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed‑Out Company Option (each, an “Assumed Option”), will be assumed by Intel and converted into a stock option covering a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Effective Time, divided by the Exchange Ratio, and rounded up to the nearest whole cent. The “Exchange Ratio” means a fraction, the numerator of which is the $53.00 and the denominator of which is the volume weighted average price for a common share of Intel on Nasdaq, calculated based on the ten consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date of the Merger.

Cashed‑Out Company RSUs

At the Effective Time each Company restricted share unit award (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time and either (i) has fully vested immediately prior to the Effective Time but has not yet been settled in Company Shares or (ii) is held by a non‑employee director of the Company (subject to certain exceptions in the section captioned “The Merger Agreement—Treatment of Company Equity Awards”) (each, a “Cashed‑Out Company RSU”), whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) $53.00.

Assumed Company RSUs

At the Effective Time, each Company RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed‑Out Company RSU (each, an “Assumed RSU”), will be assumed by Intel and converted into an Intel restricted stock unit award covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Assumed RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number.

Assumed Company PSUs

At the Effective Time, the number of shares issuable with regard to each Company performance share unit award (a “Company PSU”) that is outstanding immediately prior to the Effective Time will be determined in good faith and approved by the Board (or a committee thereof, as applicable), which number shall be determined based on its determination of the greater of (i) the average performance results for the two most recently completed years prior to the year in which the closing of the Merger occurs, and (ii) actual performance as of the closing of the Merger (such final amount, the “Performance Satisfied PSUs”). The Performance Satisfied PSUs will be assumed by Intel and converted into an Intel restricted stock unit award covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number.

All of the amounts described in this section will be subject to any applicable withholding taxes and deductions.

For a more complete description of the treatment of Company equity awards, see the section of this proxy statement captioned “The Merger Agreement—Treatment of Company Equity Awards.”

The Extraordinary General Meeting

Date, Time and Place

An extraordinary general meeting of shareholders of the Company (the “extraordinary general meeting”) will be held on April 25, 2022, at 4:00 p.m. (Israel time) (9:00 a.m. Eastern time), at the Company’s offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

Record Date; Shares Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Company Shares at the close of business on March 16, 2022 (the “Record Date”). You will have one vote at the extraordinary general meeting for each Company Share that you owned at the close of business on the Record Date.

Purpose

At the extraordinary general meeting, the Company will ask shareholders to vote on proposals to:

(1)
approve the acquisition of the Company by Parent, including the approval of (a) the Merger Agreement, dated February 15, 2022, by and among Parent, Merger Sub, Intel and the Company, pursuant to which Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel; (b) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 per share in cash, without interest and less any applicable withholding taxes, for each Company Share owned immediately prior to the effective time of the Merger; and (d)  all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to this proxy statement (collectively, the “Merger Proposal”); and

(2)
approve the adjournment of the extraordinary general meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting (the “Adjournment Proposal”).

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding voting power of the Company represented at the extraordinary general meeting (or any adjournment or postponement thereof) in person, or by proxy or by electronic voting and voting thereon (excluding abstentions and broker non-votes), and excluding the votes on account of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by, Parent, Merger Sub or either of the foregoing (any person or entity described in clauses (a) through (c), a “Parent Affiliate”). In order for your vote to count in respect of the Merger Proposal, you must affirm in your proxy card that you are not a Parent Affiliate (by indicating “YES” in Item 1A of the proxy card) or if you hold your Company Shares via a TASE member and are voting electronically, by so indicating via the ISA’s electronic system. If you do not so affirm, your vote will not count towards the tally for the Merger Proposal.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the Company represented at the extraordinary general meeting (or any adjournment or postponement thereof) in person or by proxy or by electronic voting and voting thereon (excluding abstentions and broker non-votes). If the Adjournment Proposal is approved and a quorum is present, the chairman of the extraordinary general meeting may recess and/or adjourn the meeting to a later time or date pursuant to the articles of association or the Company. Under the terms of the Merger Agreement, the meeting cannot be adjourned for more than five business days at a time or 15 business days in the aggregate after the date appointed for the meeting without the prior written consent of Parent.

Share Ownership of Our Directors and Executive Officers

As of March 1, 2022, no director or executive officer, individually or in the aggregate, beneficially owned one percent or more of the Company Shares. Our directors and executive officers have informed us that they currently intend to vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Voting and Proxies

Any shareholder of record entitled to vote may submit a proxy by returning a signed proxy card by mail in the accompanying prepaid reply envelope to be received by the Company’s transfer agent by 5:00 p.m., (Eastern time) on April 22, 2022, or, if sent to the Company’s Israeli registered office, to be received no later than 9:00 a.m. (Israel time) on April 25, 2022 or granting a proxy electronically over the Internet or by telephone, or may vote in person by appearing at the extraordinary general meeting.

If you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other nominee on Nasdaq, you should instruct your bank, broker or other nominee of how you wish to vote your Company Shares using the instructions provided by your bank, broker or other nominee. You may also vote in person at the extraordinary general meeting if you obtain a “legal proxy” from your bank, broker or other nominee. Under applicable stock exchange rules, such banks, brokers or other nominees have the discretion to vote on routine matters. The proposals to be considered at the extraordinary general meeting are non‑routine matters, and such banks, brokers and other nominees cannot vote on these proposals without your instructions. Therefore, it is important that you cast your vote or instruct your bank, broker or nominee on how you wish to vote your Company Shares.

If you are a beneficial owner and you hold your Company Shares through a member of the TASE, you may vote your Company Shares (i) in person at the extraordinary general meeting by presenting a valid Ownership Certificate as of the record date; (ii) via proxy, by sending a valid Ownership Certificate as of the record date, together with a duly executed proxy, to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on April 25, 2022, or (iii) electronically via the electronic voting system of the ISA, up to six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022). You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

You may change your vote or revoke your proxy at any time prior to the vote at the extraordinary general meeting. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the extraordinary general meeting by (1) signing another proxy card with a later date and returning it to the Company’s transfer agent by 5:00 p.m. (Eastern time) on April 22, 2022, or to the Company’s Israeli registered office by no later than 9:00 a.m. (Israel time) on April 25, 2022; (2) submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy and prior to the extraordinary general meeting; (3) delivering a written notice of revocation to the secretary of the Company prior to the extraordinary general meeting; or (4) attending the extraordinary general meeting and voting in person by ballot. If you wish to change your vote by mail, you should contact MacKenzie Partners, Inc., a proxy solicitation firm (the “Proxy Solicitor”), at the address set forth below and request a new proxy card or voting instruction form.

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

If you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other nominee on Nasdaq, you should contact your bank, broker or other nominee for instructions regarding how to change your vote.

If you are a beneficial owner and hold your Company Shares via a member of the TASE, you can change your vote (i) by attending the extraordinary general meeting and voting in person at the meeting by presenting a valid Ownership Certificate as of the record date; (ii) by mailing a later-dated duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on Monday, April 25, 2022, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022).

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Merger Proposal, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that the Company’s shareholders vote in favor of the Merger Agreement. These interests generally include, among others, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement, as described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Market Price Information

Our Company Shares are listed on Nasdaq and the TASE, in each case, under the trading symbol “TSEM.” The closing sale price of our Company Shares on Nasdaq and the TASE on February 14, 2022, the last trading day prior to the execution of the Merger Agreement, was $33.13 per share and NIS 111.10 per share, respectively, compared to which the merger consideration represents a premium of approximately 60% and 56% (using the exchange rate between the NIS and the U.S. dollar, as quoted by the Bank of Israel on February 14, 2022), respectively. On March 10, 2022, the latest practicable trading day before the date of this proxy statement, the closing price of our Company Shares on Nasdaq and the TASE was $47.29 and NIS 153.80, respectively.

Recommendation of the Board

The Board, after considering various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (ii) approved the Merger, the execution of the Merger Agreement and the consummation of the Transactions. The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Fairness Opinion of J.P. Morgan

Pursuant to an engagement letter dated October 21, 2021, the Company retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the proposed Merger.

At the meeting of the Board on February 14, 2022, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 14, 2022 oral opinion by delivering its written opinion to the Board, dated February 14, 2022, that, as of such date, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the merger consideration to be paid in the Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the merger consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed Merger or any other matter.

For more information, see the section of this proxy statement captioned “The Merger—Fairness Opinion of J.P. Morgan.”

Fairness Opinion of BDO

Pursuant to an engagement letter dated January 4, 2022, the Company retained BDO Ziv Haft Consulting & Management Ltd. (“BDO”) as its financial advisor in connection with a possible acquisition of the Company and to deliver a fairness opinion in connection with the proposed Merger.

At the meeting of the Board on February 14, 2022, BDO rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders. BDO has confirmed its February 14, 2022 oral opinion by delivering its written opinion to the Board, dated February 14, 2022, that, as of such date, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of BDO dated February 14 ,2022, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. The summary of the opinion of BDO set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the opinion in its entirety. BDO’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the merger consideration to be paid in the Merger and did not address any other aspect of the Merger. BDO expressed no opinion as to the fairness of the merger consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Merger. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed Merger or any other matter.

For more information, see the section of this proxy statement captioned “The Merger—Fairness Opinion of BDO”.

Merger Agreement

Conditions to Completion of the Merger

The respective obligations of each party to consummate the Merger will be subject to the satisfaction or waiver (to the extent permitted by applicable law) on or prior to the closing date of the Merger (the “Closing Date”) of each of the following conditions:

•	the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the requisite affirmative vote of the Company’s shareholders;

•	no governmental authority in any jurisdiction has by any law or order that is continuing and remains in effect, restrained, enjoined or otherwise prohibited the consummation of the Merger;

•	expiration or termination of the applicable waiting period under the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•
expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under (1) the Anti‑Monopoly Law of August 1, 2008, as amended and completed and its implementing regulations, in the People’s Republic of China (“PRC”); (2) the Act against Restraints of Competition of 1958, as amended, in Germany; (3) the Economic Competition Law 5748-1988, as amended, in Israel; (4) the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of 1947, as amended, in Japan; (5) the Enterprise Act 2002, as amended, only if a merger control notification in relation to the Transactions to the Competition and Markets Authority (the “CMA”) is necessary or reasonably required in the opinion of Parent after consulting with, and considering in good faith the view of the Company relating to such strategy, in the United Kingdom; and (6) Law Decree no. 56, dated May 11, 2012 and the Law Decree no. 105, dated September 21, 2019, as subsequently amended and integrated, together with all connected or subordinated implementing decrees and regulations, in Italy (together with the expiration or termination of the applicable waiting period under the HSR Act, the “Required Clearances”); and

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar (as defined in the section of this proxy statement captioned “The Merger—Effect of the Merger”) and at least 30 days shall have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders has been received.

The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following additional conditions:

•	with specified qualifications and exceptions, the truth and correctness of the Company’s representations and warranties contained in the Merger Agreement as of the Effective Time;

•
the Company having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Effective Time;

•
no Company Material Adverse Effect (as defined in the section of this proxy statement captioned “The Merger Agreement—Representations and Warranties,” excepting any effects that, individually or in the aggregate, would not prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under the Merger Agreement) shall have occurred since February 15, 2022, and be continuing;

•
the receipt by Parent of a certificate dated as of the Closing Date and signed on behalf of the Company by the Company’s chief executive officer or chief financial officer, to the effect that the conditions described in the preceding three items have been satisfied; and

•	the Company having furnished to Parent a duly executed payoff letter in customary form from each holder of specified indebtedness for borrowed money of the Company.

The obligation of the Company to consummate the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following additional conditions:

•	with specified qualifications and exceptions, the truth and correctness of the representations and warranties of Parent, Merger Sub and Intel contained in the Merger Agreement as of the Closing Date;

•
each of Parent and Merger Sub having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Effective Time; and

•
the receipt by the Company of a certificate, dated as of the Closing Date and signed on behalf of Parent and Merger Sub by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions described in the preceding two items have been satisfied.

Non‑Solicitation; Competing Proposals; Change of Recommendation

Pursuant to the terms of the Merger Agreement, the Company is subject to customary restrictions on its ability to solicit Competing Proposals (as defined in the section of this proxy statement captioned “The Merger Agreement—Competing Proposals”) from third parties and to provide information to, and enter into discussions or negotiations with, third parties regarding Competing Proposals.

However, prior to the approval of the Merger Agreement by the Company’s shareholders, the solicitation restrictions are subject to a customary “fiduciary‑out” provision that allows the Company, in response to its receipt of an unsolicited bona fide Competing Proposal, to provide information to and participate in negotiations or discussions with third parties with respect to a Competing Proposal if the Company determines in good faith, after consultation with its outside legal counsel and financial advisor, that the Competing Proposal constitutes or would reasonably be likely to lead to a Superior Proposal (as defined in the section of this proxy statement captioned “The Merger Agreement—Competing Proposal”) and that failure to take action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under Israeli law and the Company receives or has already received an Acceptable Confidentiality Agreement (as defined in the Merger Agreement).

In addition, at any time prior to the approval of the Merger Agreement by the Company’s shareholders, in response to its receipt of an unsolicited bona fide Competing Proposal, (i) the Board may change its recommendation that the holders of Company Shares approve the Merger Agreement or (ii) the Company may terminate the Merger Agreement to enter into a definitive written agreement providing for such Competing Proposal, if the Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal and the failure to change its recommendation or to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board under Israeli law. However, prior to taking these actions, the Company must provide Parent with written notice of such determination and a four business day period from Parent’s receipt of such notice for the purpose of engaging in discussions and negotiations with the Company, and is obligated to consider in good faith any proposals made by Parent, in order to amend the terms of the proposed transaction such that the Competing Proposal no longer constitutes a Superior Proposal.

Also, prior to the approval of the Merger by the Company’s shareholders, the Board may change its recommendation that the holders of Company Shares approve the Merger Agreement for a reason unrelated to a Competing Proposal if it determines in good faith (after consultation with its outside legal counsel and financial advisor) that, in light of the occurrence of certain intervening events, the failure to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under Israeli law, provided that the Company gives Parent written notice of such determination and a four business day period from Parent’s receipt of such notice for the purpose of engaging in discussions and negotiations with the Company so as to avoid such recommendation change.

Financing of the Merger

The Company anticipates that the total amount of funds necessary to complete the Merger and the Transactions will be approximately $5.9 billion. Intel is able to fund the acquisition through cash on hand, and Parent has represented to the Company that it will have sufficient funds to pay all cash amounts required to be paid by Parent under the Merger Agreement at the Closing Date. This amount includes funds needed to (i) pay the Company’s shareholders the amounts due under the Merger Agreement and (ii) make payments in respect of certain of the Company’s outstanding equity‑based awards pursuant to the Merger Agreement in exchange for cancellation of such awards.

For more information, see the section of this proxy statement captioned “The Merger—Financing of the Merger.”

U.S. Federal and Israeli Income Tax Consequences of the Merger

The receipt by a U.S. Holder (as defined in “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—U.S. Federal Income Tax Consequences”) of cash in exchange for Company Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and its aggregate adjusted tax basis in Company Shares that it exchanges for such cash.

The receipt of merger consideration in exchange for Company Shares is generally a taxable transaction to holders of Company Shares for Israeli tax purposes. Certain exemptions from Israeli tax laws may be applicable to non‑Israeli holders.

For more information, see the section of this proxy statement captioned “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger.” Holders of Company Shares should consult their own tax advisors concerning the tax consequences relating to the Merger in light of their particular circumstances.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

Under the Merger Agreement, the Merger cannot be completed until the expiration or termination of the applicable waiting period under the HSR Act; and the expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under (1) the Anti‑Monopoly Law of August 1, 2008, as amended and completed and its implementing regulations, in the PRC; (2) the Act against Restraints of Competition of 1958, as amended, in Germany; (3) the Economic Competition Law 5748-1988, as amended, in Israel; (4) the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of 1947, as amended, in Japan; (5) the Enterprise Act 2002, as amended, only if a merger control notification in relation to the Transactions to the CMA is necessary or reasonably required in the opinion of Parent after consulting with, and considering in good faith the view of the Company relating to such strategy, in the United Kingdom; and (6) Law Decree no. 56, dated May 11, 2012 and the Law Decree no. 105, dated September 21, 2019, as subsequently amended and integrated, together with all connected or subordinated implementing decrees and regulations, in Italy (together with the expiration or termination of the applicable waiting period under the HSR Act, the “Required Clearances”).

The Company agreed under the Merger Agreement to prepare and file with the Israeli Investment Center of the Israeli Ministry of Economy and Industry (the “Investment Center”), as soon as practicable after the date of the Merger Agreement, but no later than 15 business days thereafter, an application to obtain the approval of the Investment Center (the “Investment Center Approval”) with respect to the change of ownership of the Company to be effected by the Merger. Each of the Company and Parent agreed to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval. After the execution of the Merger Agreement, however, the Company notified the Investment Center regarding the Merger Agreement and received a response from the Investment Center that the Merger is not subject to such Investment Center Approval. Investment Center Approval is not a condition to completion of the Merger.

In addition, due to the funding the Company received from the Israeli Innovation Authority (“IIA”) (formerly, the Office of the Chief Scientist of the Ministry of Economy and Industry), pursuant to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (the “Innovation Law”), the Company must file a notice to the IIA, to inform the IIA of the change of ownership of the Company to be effected by the Merger. In addition, Parent must provide a signed undertaking towards the IIA in a standard form required by the IIA in which Parent agrees to be bound by and to comply with the provisions of the Innovation Law. The Company intends to submit the notice to the IIA prior to the Closing Date. The filing of the IIA notice also is not a condition to completion of the Merger.

For further details regarding the regulatory approvals required for the Merger, please refer to the section of this proxy statement captioned “The Merger—Regulatory Approvals Required for the Merger and Other Regulatory Filings.”

No Appraisal Rights

Under Israeli law, holders of Company Shares are not entitled to statutory appraisal rights in connection with the Merger.

QUESTIONS AND ANSWERS

The following questions and answers address some commonly asked questions regarding the Merger, the Merger Agreement and the extraordinary general meeting. These questions and answers may not address all questions that are important to you. We encourage you to read carefully the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption “Where You Can Find More Information.”

Q:	Why am I receiving these materials?

A:
You are receiving this proxy statement from us because you were a shareholder of record at the close of business on March 16, 2022. You are entitled to attend the extraordinary general meeting and are entitled to vote on the items of business described in this proxy statement if you own Company Shares at the close of business on the Record Date of March 16, 2022. Your vote is very important and we encourage you to vote by proxy or voting instruction form as soon as possible.

As of March 1, 2022, there were 108,973,594 Company Shares outstanding. The Company Shares are our only class of voting stock.

Q:	What am I being asked to vote on at the extraordinary general meeting?

A:	You are being asked to vote on the following proposals:

1.          the Merger Proposal; and

2.          the Adjournment Proposal.

Q:	What happens if additional matters are presented at the extraordinary general meeting?

A:
The only items of business that the Board intends to present at the extraordinary general meeting are set forth in this proxy statement. No shareholder has advised us of the intent to present any other matter, and we are not aware of any other matters to be presented at the meeting. If any other matter or matters are brought before the meeting in accordance with the provisions of our articles of association and the ICL, the person(s) named as your proxyholder(s), if any, will have the discretion to vote your Company Shares on the matters in accordance with their best judgment and as they deem advisable.

One or more shareholders holding at least 1% of the voting power in the Company have the right to ask the Board to include an item in the agenda of the extraordinary general meeting pursuant to and in accordance with Section 66(b) of the ICL, provided that the proposed item is suitable for discussion at the extraordinary general meeting. This proxy statement constitutes a convening notice by the Company with respect to the extraordinary general meeting. Accordingly, notwithstanding the notice for the extraordinary general meeting dated February 17, 2022, the last date for submitting a request to include an item in the agenda of the extraordinary general meeting pursuant to and in accordance with Section 66(b) of the ICL is March 18, 2022, and, if the Board determines that a shareholder proposal is appropriate to be added to the agenda of the extraordinary general meeting, we will publish a revised agenda in accordance with Israeli law.

The chairman of the Board shall preside as chairman of the extraordinary general meeting. If at such meeting the chairman of the Board shall not be present within 15 minutes of the time fixed for the commencement of the meeting, the directors present may, by a majority, elect a chairman from amongst them, and if they do not do so, then the shareholders present in person or by proxy shall elect another shareholder to preside as chairman of the extraordinary general meeting.

Q:	When and where is the extraordinary general meeting?

A:
The extraordinary general meeting will take place on April 25, 2022, at 4:00 p.m. (Israel time) (9:00 a.m. Eastern time), at the Company’s offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:
Shareholders as of the Record Date of March 16, 2022 are entitled to notice of the extraordinary general meeting and to vote at the extraordinary general meeting. Each holder of Company Shares is entitled to cast one vote on each matter properly brought before the extraordinary general meeting for each Company Share owned as of the Record Date.

Q:	What shares can I vote at the extraordinary general meeting?

A:
You may vote all of the Company Shares you owned as of the Record Date, including Company Shares held directly in your name as the shareholder of record, all Company Shares held on Nasdaq held for you in “street name” as the beneficial owner through a broker, trustee or other nominee such as a bank, and all Company Shares held on the TASE held for you as the beneficial owner through a member of the TASE.

Q:	If I purchased my Company Shares after the Record Date, may I vote these shares at the extraordinary general meeting?

A:
No. A shareholder is not entitled to vote shares purchased after the Record Date because the shareholder was not the record holder of those shares on the Record Date. Only the holders as of the Record Date may vote shares. However, such shareholder’s Company Shares will be automatically converted into and represent the right to receive $53.00 per share in cash, without interest and less any applicable withholding taxes, upon completion of the Merger.

Q:	How may I vote?

A:
Shareholders of Record: If you are a shareholder of record, you can vote either in person at the extraordinary general meeting or by authorizing another person as your proxy, whether or not you attend the extraordinary general meeting. You may vote by proxy in any of the manners below:

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card or voting instruction form in the postage-paid envelope provided to be received by the Company’s transfer agent by 5:00 p.m. (Eastern time) on April 22, 2022, or if sent to the Company’s Israeli registered office, to be received not later than 9:00 a.m. (Israel time) on April 25, 2022. You should sign your name exactly as it appears on the enclosed proxy card or voting instruction form. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity.

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card or voting instruction form, entering your control number located on the enclosed proxy card or voting instruction form and following the prompts.

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card or voting instruction form, entering your control number located on the enclosed proxy card or voting instruction form and submitting a proxy by following the on-screen prompts.

Beneficial Owners on Nasdaq: If you hold your shares in “street name” through a broker, bank or other nominee on Nasdaq, please vote in accordance with the instructions on the nominee’s voting instruction form. If you receive a physical voting instruction form, you may complete it and mail it in the self-addressed envelope that is enclosed. If you received an email copy of the voting instruction form, or if you otherwise desire to submit voting instructions by telephone or over the Internet, please follow the directions that you received. The deadline for receipt of your voting instructions will be 11:59 p.m. (Eastern time) on April 24, 2022. Alternatively, if you wish to attend the extraordinary general meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Company Shares, giving you the right to vote the shares at the extraordinary general meeting. In that case, you must also bring a statement from your bank, broker or other nominee that shows that you owned Company Shares as of the Record Date.

Beneficial Holders on the TASE: If you hold your shares through members of the TASE, you may vote your shares (i) in person at the extraordinary general meeting by presenting a valid Ownership Certificate as of the Record Date, (ii) via proxy, by sending a valid Ownership Certificate as of the record date, together with a duly executed proxy, to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on April 25, 2022, or (iii) electronically via the electronic voting system of the ISA, up to six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022). You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

Q:	What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A:
If you vote by proxy, your Company Shares will be voted at the extraordinary general meeting in the manner you indicate (by marking a box on your proxy card). If your Company Shares are held in your name (and not in “street name” through a broker or a member of the TASE) and if you sign your proxy card, but do not specify how you want your Company Shares to be voted, they will be voted  “FOR” the Merger Proposal and the Adjournment Proposal, as recommended by the Board, provided, however, that your Company Shares will not be voted on the Merger Proposal unless you provide the required confirmation under Item 1A of the proxy card that you are not a Parent Affiliate.

Under the rules that govern brokers, banks and other nominees that have record ownership of Company Shares on Nasdaq that are held in street name for their clients, brokers, banks and other nominees typically have the discretion to vote such shares on routine matters even when they have not received instructions from beneficial holders. Both of the proposals to be voted on at the extraordinary general meeting are considered non‑routine matters on which brokers do not have discretion to vote. Accordingly, if you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other nominee on Nasdaq and return your voting instruction form but do not specify voting instructions for the Merger Proposal or the Adjournment Proposal, your bank, broker or other nominee will not be permitted to cast a vote with respect to such proposals (commonly referred to as a “broker non-vote”). We encourage you to provide instructions to your broker regarding the voting of your Company Shares; otherwise, if you do not provide instructions to your broker, bank or other nominee regarding how to vote your Company Shares or, with respect to the Merger Proposal, do not confirm you are not a Parent Affiliate, then your Company Shares will be included in determining the presence of a quorum at the meeting, but will not be voted on these important proposals.

Q:	If any broker, bank or other nominee holds my shares in “street name,” will my nominee vote my shares for me?

A:
No. Your bank, broker or other nominee is not permitted to vote your Company Shares on any proposal currently scheduled to be considered at the extraordinary general meeting unless you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote your Company Shares. Without instructions, your Company Shares will not be counted as voted at the extraordinary general meeting.

Q:	How are “broker non‑votes” counted?

A:
Broker non‑votes will be counted as present for the purpose of determining the presence or absence of a quorum for the extraordinary general meeting, but they will not be counted in tabulating the voting result for either proposal.

Q:	How are abstentions counted?

A:
If you return a proxy card that indicates an abstention from voting on all matters, the Company Shares represented by your proxy will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will not be counted in tabulating the voting result for any particular proposal.

Q:	May I attend the extraordinary general meeting and vote in person?

A:
Yes. All shareholders of record as of the Record Date may attend the extraordinary general meeting and vote in person. Even if you plan to attend the extraordinary general meeting in person, to ensure that your Company Shares will be represented at the extraordinary general meeting, we encourage you to sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope (if you hold Company Shares through a member of the TASE, together with a valid Ownership Certificate as of the record date) or grant your proxy electronically over the Internet or by telephone or if you hold your Company Shares through members of the TASE, electronically via the voting system of the ISA.

If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, you should instruct your bank, broker or other nominee how to vote your Company Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions. If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, you may not vote your Company Shares in person at the extraordinary general meeting unless you obtain a “legal proxy” from your bank, broker or other nominee.

If you hold your Company Shares through a member of the TASE, you may vote your Company Shares in person at the extraordinary general meeting by presenting a valid Ownership Certificate as of the record date. Alternatively, you may vote via proxy, by delivering a valid Ownership Certificate as of the record date, together with a duly executed proxy, to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on Monday, April 25, 2022, or may vote electronically via the electronic voting system of the ISA, up to six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022). You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

Q:	What is the proposed Merger and what effects will it have on the Company?

A:
The proposed Merger is the acquisition of the Company by Parent. If the Merger Proposal is approved by shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company. As a result of the Merger, the Company will become a wholly‑owned subsidiary of Parent, and the Company Shares will no longer be publicly traded and will be delisted from Nasdaq and the TASE. In addition, the Company Shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC or the ISA.

Q:	What will I receive if the Merger is completed?

A:
Upon completion of the Merger, you will be entitled to receive the merger consideration for each Company Share that you own. For example, if you own 100 Company Shares, you will receive $5,300.00 in cash in exchange for your Company Shares, less any applicable withholding taxes.

Q:	How does the merger consideration compare to the unaffected market price of the Company Shares?

A:
The $53.00 per share merger consideration (before any applicable withholding taxes) constitutes a premium of: approximately 60% and 56% (using the exchange rate between the NIS and the U.S. dollar, as quoted by the Bank of Israel on February 14, 2022), to the per share closing price of the Company Shares on Nasdaq and the TASE, respectively, on February 14, 2022, the last trading day prior to the execution of the Merger Agreement. On March 10, 2022, the closing price of our Company Shares on Nasdaq and the TASE was $47.29 and NIS 153.80, respectively.

Q:	What do I need to do now?

A:
We encourage you to read this proxy statement, the annexes to this proxy statement and the documents that we refer to in this proxy statement carefully and consider how the Merger affects you. Then sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope (if you hold Company Shares through a member of the TASE, together with a valid Ownership Certificate as of the record date), or grant your proxy electronically over the Internet or by telephone, or if you hold Company Shares through members of the TASE, electronically via the voting system of the ISA so that your Company Shares can be voted at the extraordinary general meeting. If you hold your Company Shares in “street name,” please refer to the voting instruction forms provided by your bank, broker or other nominee to vote your Company Shares.

Q:	Should I send in my share certificates now?

A:
No, please do not send in your Company Share certificates with your proxy card. After the Merger is completed, you will receive a letter of transmittal containing instructions for how to send your share certificates to the bank or trust company the Company selects to act as the exchange agent for the Merger (the “exchange agent”) in order to receive the appropriate cash payment for the Company Shares represented by your share certificates.

Q:	What happens if I sell or otherwise transfer my Company Shares after the Record Date but before the extraordinary general meeting?

A:	The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date the Merger is expected to be completed.

If you sell or transfer your Company Shares after the Record Date but before the extraordinary general meeting, you will retain your right to vote those shares as the extraordinary general meeting, but you will transfer the right to receive the merger consideration, if the Merger is completed, to the person to whom you sell or transfer your Company Shares. Even if you sell or otherwise transfer your Company Shares after the Record Date, we encourage you to sign, date and return the enclosed proxy card in the accompanying reply envelope (if you hold Company Shares through a member of the TASE, together with a valid Ownership Certificate as of the record date), or grant your proxy electronically over the Internet or by telephone, or if you hold Company Shares through members of the TASE, electronically via the voting system of the ISA.

Q:	How does the Board recommend that I vote?

A:
The Board, after considering the various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (1) determined that the Merger Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (2) approved the Merger, the execution of the Merger Agreement and the consummation of the Transactions.

The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Q:	What happens if the Merger is not completed?

A:
If the Merger Proposal is not approved by shareholders or if the Merger is not completed for any other reason, shareholders will not receive any merger consideration for their Company Shares. Instead, the Company will remain an independent public company, the Company Shares will continue to be listed and traded on Nasdaq and the TASE, respectively, and registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC and the ISA.

The Company will be required to pay Parent a termination fee of $206 million if the Merger Agreement is terminated under certain circumstances that are specified in the Merger Agreement, and Parent will be required to pay to the Company a termination fee of $353 million if the Merger Agreement is terminated under certain other circumstances related to a failure to obtain certain antitrust approvals that are specified in the Merger Agreement. For more details see the section of this proxy statement captioned “The Merger Agreement—Termination Fees.”

Q:	What vote is required to approve the Merger Proposal?

A:
The affirmative vote of the holders of at least a majority of the Company Shares represented at the extraordinary general meeting (or any adjournment or postponement thereof), in person, by proxy or electronic voting, and voting on the proposal, excluding abstentions and broker non-votes, is required to approve the Merger Proposal. The foregoing majority must be achieved after excluding any votes on account of Company Shares held by Parent, Merger Sub or any other Parent Affiliate.

You may vote either “FOR” or “against” the Merger Proposal, or you may abstain. The ICL requires that each shareholder voting on the Merger Proposal indicate whether or not the shareholder is a Parent Affiliate. The enclosed proxy card includes a box you must mark to indicate whether or not you are a Parent Affiliate with regards to the Merger Proposal by voting on Item 1A of the proxy card. A selection of “YES” confirms that you ARE NOT a Parent Affiliate and a selection of “NO” confirms that you are a Parent Affiliate. If you hold your Company Shares through a TASE member and are voting electronically via the ISA electronic voting system, you may indicate whether or not you are a Parent Affiliate with regards to the Merger Proposal on the electronic voting form.

If you indicate that you are a Parent Affiliate or fail to make a selection as to whether or not you are a Parent Affiliate with regards to the Merger Proposal, your vote will NOT be counted with respect to the Merger Proposal.

Q:	What vote is required to approve the Adjournment Proposal?

A:
The affirmative vote of the holders of a majority of the Company Shares represented at the extraordinary general meeting (or any adjournment or postponement thereof), in person, by proxy or electronic voting, and voting on the proposal, excluding abstentions and broker non-votes, is required to approve the Adjournment Proposal.

You may vote either “FOR” or “against” such the Adjournment Proposal, or you may abstain.

Q:	How many shares must be present or represented to conduct business at the extraordinary general meeting (that is, what constitutes a quorum)?

A:
The presence at the extraordinary general meeting, in person or represented by proxy or by electronic voting, of at least two shareholders (not in default in payment of all calls and other sums then payable by such shareholder in respect of his or her shares) holding at least 33% of the voting power of the Company on the Record Date will constitute a quorum for the extraordinary general meeting.

Q:	What happens if a quorum is not present?

A:
In the absence of the requisite quorum of the Company’s shareholders at the extraordinary general meeting, the extraordinary general meeting will be adjourned to the same day in the immediately following week, May 2, 2022, and will be held at the same time and place, without any notification to shareholders, unless otherwise determined at the extraordinary general meeting in accordance with the Company’s articles of association. At such adjourned meeting, if a quorum is not present, within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the Company’s shareholders present, in person, by proxy or by electronic voting, will constitute a quorum. Under the terms of the Merger Agreement, the extraordinary general meeting cannot be adjourned for more than five business days at a time or 15 business days in the aggregate after the date for which the extraordinary general meeting was originally scheduled without the prior written consent of Parent.

Q:	What is the difference between holding Company Shares as a shareholder of record and as a beneficial owner?

A:
Most of our shareholders hold their Company Shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholders of Record. If your Company Shares are registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, you are considered, with respect to those shares, the shareholder of record, and proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to vote in person at the meeting or direct the proxyholder how to vote your Company Shares on your behalf at the meeting by fully completing, signing and dating the enclosed proxy card and returning it to us in the enclosed postage‑paid return envelope, to be received by the Company’s transfer agent by 5:00 p.m. (Eastern time) on April 22, 2022, or if sent to the Company’s Israeli registered office, to be received no later than 9:00 a.m. (Israel time) on April 25, 2022.

Beneficial Owners on Nasdaq. If your Company Shares are held through a broker, bank or other nominee on Nasdaq, you are considered the beneficial owner of shares held in street name, and proxy materials are being forwarded to you together with a voting instruction form. As the beneficial owner, you have the right to direct your broker, trustee or nominee to vote your Company Shares as you instruct in the voting instruction form. If you hold Company Shares through a broker, trustee or nominee, you may also vote in person at the meeting, but only after you obtain a “legal proxy” from the broker, trustee or nominee that holds your Company Shares, giving you the right to vote your Company Shares at the meeting. Your broker, trustee or nominee has enclosed or provided a voting instruction form for you to use in directing the broker, trustee or nominee how to vote your Company Shares.

Beneficial Owners on the TASE: If your Company Shares are held through a member of the TASE, you may vote your Company Shares (i) in person at the extraordinary general meeting by presenting a valid Ownership Certificate as of the record date, (ii) via proxy, by sending a valid Ownership Certificate as of the record date, together with a duly executed proxy, to the Company’s registered office to be received no later than 9:00 a.m. (Israel time) on the day of the Meeting (that is, on Monday, April 25, 2022), or (iii) electronically via the electronic voting system of the ISA, up to six hours before the time set for the meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022). You should receive instructions about electronic voting from the member of the TASE through which you hold your shares.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote or revoke your proxy at any time prior to the vote at the extraordinary general meeting.

Shareholders of Record: If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the extraordinary general meeting by (1) signing another proxy card with a later date and returning it to the Company’s transfer agent by 5:00 p.m. (Eastern time) on April 22, 2022, or to the Company’s Israeli registered office by no later than 9:00 a.m. (Israel time) on April 25, 2022; (2) submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy and prior to the extraordinary general meeting; (3) delivering a written notice of revocation to our Corporate Secretary prior to the extraordinary general meeting; or (4) attending the extraordinary general meeting and voting in person at the meeting. If you wish to change your vote by mail, you should contact our Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

Beneficial Owners on Nasdaq: If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other nominee, and must do so prior to 11:59 p.m. (Eastern time) on April 24, 2022. You may also vote in person at the extraordinary general meeting if you obtain a “legal proxy” from your bank, broker or other nominee.

Beneficial Owners on the TASE: If you hold your Company Shares via a member of the TASE, you can change your vote (i) by attending the extraordinary general meeting and voting in person at the meeting by presenting a valid Ownership Certificate as of the record date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office to be received not later than 9:00 a.m. (Israel time) on Monday, April 25, 2022, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022).

Q:	What is a proxy?

A:
A proxy is a document by which you authorize a person to be your representative at a meeting of the Company and to vote for you at that meeting of shareholders in the way that you have directed. That document is called a “proxy card” or, if your Company Shares are held in street name and you give instructions to the record holder of your Company Shares, is called a “voting instruction form.”

This proxy statement and the accompanying proxy card or voting instruction form is furnished in connection with the solicitation by the Board of proxies for use at the extraordinary general meeting and at any adjournments or postponements of the meeting. We are mailing this proxy statement and a proxy card to our shareholders on or about March 16, 2022. Nati Somekh, our Senior Vice President and Chief Legal Officer, and Dina Back Frimer, our Director and Associate General Counsel, with full power of substitution, are the proxy holders for the extraordinary general meeting.

Q:	What should I do if I receive more than one proxy card or voting instruction form?

A:
You may receive more than one set of these proxy solicitation materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction forms. Please complete, sign date and return all proxy cards and voting instruction forms you receive, or vote each group of Company Shares by mail, telephone or over the Internet to ensure that all your Company Shares are voted. For example, if you hold your Company Shares in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which you hold Company Shares. In addition, if you are a shareholder of record and your Company Shares are registered in more than one name, you may receive more than one proxy card.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:
If available, the Company may announce preliminary voting results at the conclusion of the extraordinary general meeting. The Company intends to publish final voting results in a Report of Foreign Private Issuer on Form 6‑K to be furnished to the SEC and ISA following the extraordinary general meeting. All reports that the Company files or furnishes with the SEC and ISA are publicly available when filed or furnished. See the section of this proxy statement captioned “Where You Can Find More Information.”

Q:	Will the merger consideration payable to me be subject to Israeli capital gains tax?

A:
As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration. Non‑Israeli resident shareholders who acquired their Company Shares prior to October 25, 1994 (the date on which these shares were registered for trading on Nasdaq) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance (as defined below) and regulations promulgated thereunder or an applicable tax treaty to which the State of Israel is a party (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for an exemption), including the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”) described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their Company Shares in the Merger. Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the Merger to them.

Non‑Israeli resident shareholders who have acquired their Company Shares after such shares were registered for trading (i.e., after the Company Shares were listed for trading on Nasdaq on October 25, 1994) are generally exempt from Israeli capital gains tax (subject to delivery to the paying agent of the relevant documentation as instructed in the pre‑tax ruling discussed below or the receipt in advance of a valid certificate from the ITA), unless such shareholders have a permanent establishment in Israel or, for shares traded on stock exchanges outside of Israel, the particular capital gain is subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985.

Q:	Will the merger consideration payable to me be subject to Israeli tax withholding?

A:
According to Israeli law, Parent is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the ITA in order to clarify the withholding mechanism. As part of the application, we will request that non‑Israeli shareholders holding Company Shares subject to the shares register maintained by the Company’s U.S. transfer agent that are held through non‑Israeli or Israeli brokers who hold less than 5% of the outstanding Company Shares and which were purchased after October 25, 1994 (the date on which the Company listed its shares on Nasdaq) be exempt from withholding to the extent that such shareholders provide the paying agent with certain declarations regarding their residency (and to the extent that the merger consideration to be received by a shareholder shall exceed $300,000, a valid certificate of residency for tax purposes issued by the tax authority of such shareholder’s country of residence) and the date on which the Company Shares were purchased. We cannot assure you that our application will be accepted.

Q:
Will U.S. Holders (as defined in “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—U.S. Federal Income Tax Consequences”) be subject to U.S. federal income tax upon the exchange of Company Shares for cash pursuant to the Merger?

A:
The exchange of the Company Shares for cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. For more details, see “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—U.S. Federal Income Tax Consequences.”

Q:	What will the holders of Company equity awards receive in the Merger?

A:	Cashed-Out Company Options

At the Effective Time, each Cashed-Out Company Option will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company Shares subject to such option, multiplied by the excess, if any, of $53.00 over the applicable per share exercise price for such option.

Assumed Company Options

At the Effective Time, each Assumed Option will be assumed by Intel and converted into a stock option covering a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent.

Cashed-Out Company RSUs

At the Effective Time each Cashed-Out Company RSU will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company Shares subject to such Company RSU multiplied by $53.00.

Assumed Company RSUs

At the Effective Time, each Assumed RSU will be assumed by Intel and converted into an Intel restricted stock unit award covering a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with respect to the Assumed RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounding such product down to the nearest whole number.

Assumed Company PSUs

At the Effective Time, the Performance Satisfied PSUs will be assumed by Intel and converted into an Intel restricted stock unit award having substantially the same terms and conditions as the Company PSU, other than performance goals, but covering a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs multiplied by the Exchange Ratio, and rounding such product down to the nearest whole number.

All of the amounts described in this section will be subject to any applicable withholding taxes and deduction.

For more details on the treatment of Company equity awards in the Merger please refer to the section captioned “The Merger Agreement—Treatment of Company Equity Awards.”

Q:	When do you expect the Merger to be completed?

A:
The Merger has been approved by the boards of directors of Intel, Parent, the Company and Merger Sub and we are working towards completing the Merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the Merger is completed. See the section of this document titled “The Merger Agreement—Conditions to the Closing of the Merger” for further information. The Merger is expected to close in approximately 11 months from the date of this proxy statement. However, the exact timing of completion of the Merger cannot be predicted because the Merger is subject to the closing conditions specified in the Merger Agreement, many of which are outside of our control.

Q:	Am I entitled to appraisal rights?

A:	No. Under Israeli law, holders of Company Shares are not entitled to statutory appraisal rights in connection with the Merger.

Q:	Do any of the Company’s directors or officers have any interests in the Merger?

A:
Yes. Our directors and executive officers may have interests in the Merger that may be different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that shareholders vote in favor of the Merger Proposal. These interests are described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Q:	Who can help answer my questions?

A:
If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Company Shares, please contact our Proxy Solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS

This proxy statement, including the information and other documents incorporated by reference into this proxy statement, contains or incorporates by reference or may contain or may incorporate by referenced forward‑looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about the Company’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimated and projects about the Company and its industry as of the date of this proxy statement. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law.

Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:

•	the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of the Company Shares;

•
uncertainties as to the timing of the consummation of the Transactions and the potential failure to satisfy the conditions to the consummation of the Transactions, including the receipt of certain governmental and regulatory approvals;

•	the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the Transactions;

•	the potential failure to obtain approvals and/or consents for the Transactions from third parties, including governmental and regulatory approvals;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the Transactions on the Company’s business relationships, operating results and business generally;

•	the effects of the delays, disruptions or increased costs in the integration of the Company’s technology into existing or new products;

•	the potential that the Company’s shareholders may not approve the Merger Proposal;

•	the risk that expected benefits, including financial benefits, of the Transactions may not be realized;

•
the risk that integration of the acquisition post-closing of the Transactions may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the Transactions, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may incur;

•	the risk of potential litigation related to the Transactions or otherwise;

•	unanticipated restructuring costs may be incurred or undisclosed liabilities assumed;

•
attempts to retain key personnel and customer may not succeed, the potential departure of key employees from the Company due to the contemplated Merger, as well as the risk of employees becoming unionized;

•	risks related to diverting management’s attention from the Company’s ongoing business operations, including potential cyberattacks on the Company, fires, wars and earthquakes;

•	potential loss of customers or business or reduction in business with current customers due to the contemplated Merger;

•
the risk of potential inability to respond effectively to competitive pressures, industry developments and future opportunities, including new strategic transactions, new business deals and/or renewals of certain agreements with third parties, in particular, given the restrictions on the conduct of the Company’s business during the interim period between signing and closing due to the pre-closing covenants in the Merger Agreement;

•
exposure to inflation, currency rate (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Intel and the Company’s traded securities;

•	the impact of the COVID-19 pandemic on Intel and the Company’s business and general economic conditions;

•	demands in the Company’s customer end markets and for the Company’s foundry services and/or products that exceed the Company’s capacity;

•	ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties;

•	the business combination or the Company’s products after the closing of the Transactions may not be supported by third parties;

•	actions by competitors may negatively impact results;

•	potential negative changes in general economic conditions in regions or the industries in which Intel and the Company operate; and

•
the other risks factors described from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and the ISA available at the SEC’s website at www.sec.gov and the ISA’s website at www.magna.isa.gov.il and in the Investor Relations section of the Company’s website at ir.towersemi.com.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements”, you should consider carefully the following risk factors in determining how to vote at the extraordinary general meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part I, Item 3.D, “Key Information—Risk Factors” of Tower’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021, and incorporated by reference into this proxy statement.

The Merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Closing of the Merger,” including, among others, that:

•	the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the requisite affirmative vote of the Company’s shareholders;

•	no governmental authority in any jurisdiction has by any law or order, restrained, enjoined or otherwise prohibited the consummation of the Merger;

•	expiration or termination of the applicable waiting period under the HSR Act;

•
expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under the Required Clearances;

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar (as defined in the section of this proxy statement captioned “The Merger—Effect of the Merger”) and at least 30 days shall have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders has been received; and

•
no Company Material Adverse Effect (as defined in the section of this proxy statement captioned “The Merger Agreement—Representations and Warranties,” excepting any effects that, individually or in the aggregate, would not prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under the Merger Agreement) shall have occurred since February 15, 2022, and be continuing.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination of the Merger Agreement”. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the Merger consideration will also be delayed.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of Tower’s ordinary shares.

We also could be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.

Some of our directors and officers have interests that may be different from, or in addition to, the interests of our shareholders.

Certain of Tower’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Tower’s other shareholders, which interests are described in the section entitled “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.” These interests include, among other things, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement.

The fact that there is a Merger pending could materially harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;

•	potential diversion of public attention from our positioning of our independent brand and products in a manner that appeals to customers;

•	the fact that we have and will continue to incur expenses related to the Merger prior to its closing;

•
our potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given the restrictions on the conduct of the Company’s business during the interim period between signing and closing due to the pre-closing covenants in the Merger Agreement;

•	we could be subject to costly litigation associated with the Merger; and

•
our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

The COVID-19 pandemic may delay or prevent the completion of the Merger.

Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact of that crisis on the businesses of Tower and Intel, and there is no guarantee that efforts by Tower or Intel to address the adverse impact of the COVID-19 pandemic will be effective. The Merger may also be delayed or adversely affected by the COVID-19 pandemic, or become more costly due to Tower policies, Intel policies or government policies and actions to protect the health and safety of individuals, or government policies or actions to maintain the functioning of national or global economies and markets could delay or prevent the completion of the Merger. Tower or Intel may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition or results of operations.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If the Company terminates the Merger Agreement in order to immediately enter into a written definitive agreement with respect to a superior proposal, Tower is required to pay to Parent a termination fee of $206 million. Tower is also required to pay to Parent a termination fee of $206 million under other circumstances described in the section entitled “The Merger Agreement—Termination Fees” and set forth in the Merger Agreement.

If the Merger is not consummated by the Outside Date, either we or Intel may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as (1) the receipt of our shareholders’ approval of the Merger, (2) the expiration or termination of the waiting period under the HSR Act, and (3) the expiration or termination of the applicable waiting period, or, where applicable, the receipt of approvals, and the making or receipt all notices to, filings with and consents under specified regulatory laws in the PRC, Germany, Israel, Japan, UK, and Italy. If the Merger has not been completed by the Outside Date, either the Company or Parent may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by the Company’s shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date. For more information on the Outside Date, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Our shareholders could file lawsuits in the future challenging the Merger, which may delay or prevent the Closing, incur substantial defense or settlement costs, or otherwise adversely affect the Company.

As of the date of this proxy statement, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing of the Merger is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed with the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial conditions, results of operations and cash flows.

THE EXTRAORDINARY GENERAL MEETING

The enclosed proxy is solicited on behalf of the Board for use at the extraordinary general meeting.

Date, Time and Place

The Company will hold the extraordinary general meeting on Monday, April 25, 2022, at 4:00 p.m. (Israel time) (9:00 a.m. Eastern time), at the Company’s offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, unless it is postponed or adjourned.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, the Company will ask shareholders to vote on:

(1)	the Merger Proposal; and

(2)	the Adjournment Proposal.

Board Recommendation

The Board, after considering various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (ii) approved the Merger, the execution of the Merger Agreement and the consummation of the Transactions. The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record as of the Record Date are entitled to receive notice of, and vote at, the extraordinary general meeting extraordinary general meeting. A list of shareholders entitled to vote at the extraordinary general meeting will be available at our principal executive offices, located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, during regular business hours for a period of no less than 10 days before the extraordinary general meeting and at the place of the extraordinary general meeting during the meeting.

As of March 1, 2022, there were 108,973,594 Company Shares outstanding.

The presence at the meeting, in person or represented by proxy or by voting instruction form, of at least two shareholders holding at least 33% of Company Shares issued and outstanding on the Record Date and entitled to vote at the extraordinary general meeting will constitute a quorum for the transaction of business at the extraordinary general meeting in accordance with the articles of association of the Company.

Vote Required; Abstentions and Broker Non‑Votes

Approval of the Merger Proposal by the Company’s shareholders is a condition to the closing of the Merger. The affirmative vote of the holders of at least a majority of the outstanding voting power of the Company represented at the extraordinary general meeting (or any adjournment or postponement thereof) in person, or by proxy or by electronic voting and voting thereon (excluding abstentions and broker non-votes) is required to approve the Merger Proposal. The foregoing majority must be achieved after excluding any votes on account of Company Shares held by a Parent Affiliate.

You may vote either “FOR” or “against” the Merger Proposal, or you may abstain. In addition, in order for your vote to count in respect of the Merger Proposal, you must affirm in your proxy card that you are not a Parent Affiliate (by indicating “YES” in Item 1A of the proxy card) or if you hold your Company Shares via a TASE member and are voting electronically via the ISA voting system, by so indicating on the electronic voting form. If you do not so affirm, your vote will not count towards the tally for the Merger Proposal.

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the Company represented at the extraordinary general meeting (or any adjournment or postponement thereof) in person or by proxy or by electronic voting and voting thereon.

For the Adjournment Proposal, you may vote either “FOR” or “against” such proposal, or you may abstain.

Abstentions and broker non-votes with regard to the proposals will be treated as neither a vote “FOR” or “against” such proposal, although they will be counted as present in determining whether a quorum is present.

Shares Held by the Company’s Directors and Executive Officers

As of March 1, 2022, no director or executive officer, individually or in the aggregate, beneficially owned one percent or more of the Company Shares. Our directors and executive officers have informed us that they currently intend to vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Voting of Proxies

You can vote either in person at the extraordinary general meeting or by authorizing another person as your proxy, whether or not you attend the extraordinary general meeting. You may vote by proxy in any of the manners below:

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card or voting instruction form in the postage‑paid envelope provided, to be received by the Company’s transfer agent by 5:00 p.m. (Eastern time) on April 22, 2022, or, if sent to the Company’s Israeli registered office, to be received no later than 9:00 a.m. (Israel time) on April 25, 2022. You should sign your name exactly as it appears on the enclosed proxy card or voting instruction form. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you are a beneficial owner, you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Company Shares, and the brokerage firm, bank or other similar organization is required to vote your Company Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your proxy card or voting instruction form in the postage‑paid envelope provided by your brokerage firm, bank or other similar organization.

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll‑free number listed on the enclosed proxy card or voting instruction form, entering your control number located on the enclosed proxy card or voting instruction form and following the prompts. If you are a beneficial owner and if the brokerage firm, bank or other similar organization that holds your Company Shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone.

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card or voting instruction form, entering your control number located on the enclosed proxy card or voting instruction form and submitting a proxy by following the on‑screen prompts. If you are a beneficial owner, and if the brokerage firm, bank or other similar nominee that holds your Company Shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

If you vote by proxy, your Company Shares will be voted at the extraordinary general meeting in the manner you indicate (by marking a box on your proxy card). If your Company Shares are held in your name (and not in “street name” through a broker or other nominee) and if you sign your proxy card or voting instruction form, but do not specify how you want your Company Shares to be voted, they will be voted “FOR ” the Merger Proposal as recommended by the Board, provided, however, that your Company Shares will not be voted on the Merger Proposal unless you provide the required confirmation under Item 1A of the proxy card that you are not a Parent Affiliate.

If your Company Shares are held through a member of the TASE, you may vote your Company Shares (i) in person at the extraordinary general meeting by presenting a valid Ownership Certificate as of the record date; (ii) via proxy, by sending a valid Ownership Certificate as of the record date, together with a duly executed proxy, to the Company’s registered office to be received no later than 9:00 a.m. (Israel time) on April 25, 2022; or (iii) electronically via the electronic voting system of the ISA, up to six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on April 25, 2022). You should receive instructions about electronic voting from the member of the TASE through which you hold your Company Shares.

Voting instructions are included on your proxy card. All Company Shares represented by properly signed and dated proxies received by the Company’s transfer agent by 5:00 p.m. (Eastern time), on April 22, 2022, or at the Company’s Israeli registered office by 9:00 a.m. (Israel time) on April 25, 2022, will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder. Properly signed and dated proxies that do not contain voting instructions will be voted (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Revocability of Proxies

You may change your vote or revoke your proxy at any time prior to the vote at the extraordinary general meeting. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the extraordinary general meeting by (1) signing another proxy card with a later date and returning it to the Company’s transfer agent by 5:00 p.m. (Eastern time) on April 22, 2022, or to the Company’s Israeli registered office by no later than 9:00 a.m. (Israel time) on April 25, 2022; (2) submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy and prior to the extraordinary general meeting; (3) delivering a written notice of revocation to our Corporate Secretary prior to the extraordinary general meeting; or (4) attending the extraordinary general meeting and voting in person at the extraordinary general meeting. If you wish to change your vote by mail, you should contact our Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

If you hold your Company Shares in “street name” through a bank, broker or other nominee on Nasdaq, you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the extraordinary general meeting if you obtain a “legal proxy” from your bank, broker or other nominee.

If you hold your Company Shares via a member of the TASE, you can change your vote (i) by attending the extraordinary general meeting and voting in person at the meeting by presenting a valid Ownership Certificate as of the record date; (ii) by delivering a later-date duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office to be received no later than 9:00 a.m. (Israel time) on Monday, April 25, 2022; or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the extraordinary general meeting (that is, 10:00 a.m. (Israel time) on Monday, April 25, 2022).

Solicitation of Proxies

The expense of soliciting proxies will be borne by the Company. The Company has retained MacKenzie Partners, Inc. as our Proxy Solicitor to solicit proxies in connection with the extraordinary general meeting at a cost of approximately $35,000, plus expenses, subject to a cap of $15,000 for incurring expenses without receiving the Company’s consent. The Company will also indemnify the Proxy Solicitor against losses arising out of its provisions of these services on our behalf. In addition, the Company may reimburse banks, brokers and other nominees representing beneficial owners of Company Shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by our directors, officers and employees, personally or by telephone, email, fax, over the Internet or other means of communication. No additional compensation will be paid for such services.

Adjournments or Postponements

The extraordinary general meeting may be adjourned if a quorum is not present. If within half an hour from the time appointed for the extraordinary general meeting a quorum is not present, the extraordinary general meeting will stand adjourned for one week, to May 2, 2022 at the same hour and place, without any notification to shareholders. If a quorum is not present at the adjourned date of the extraordinary general meeting on May 2, 2022, within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present at the extraordinary general meeting on the adjourned date of May 2, 2022 will constitute a quorum. Under the terms of the Merger Agreement, the extraordinary general meeting cannot be adjourned for more than five business days at a time or 15 business days in the aggregate after the date appointed for the extraordinary general meeting without the prior written consent of Parent.

Assuming the presence of a quorum, if the extraordinary general meeting is adjourned to another time and place, as shall be decided by holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon, additional notice will be given regarding the date of the adjourned meeting in accordance with the ICL, unless the adjournment is for more than 21 days, in which case a new notice of the adjourned meeting setting forth a new record date will be given to the Company’s shareholders. At the adjourned meeting, the Company may transact any items of business that might have been transacted at the extraordinary general meeting.

If the Adjournment Proposal is approved and a quorum is present, the chairman of the extraordinary general meeting may recess and/or adjourn the meeting to a later time or date pursuant to the articles of association or the Company. Any signed proxies received by us for which no voting instructions are provided on such matter will be voted “FOR” the proposal to adjourn the extraordinary general meeting.

Questions and Additional Information

If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Company Shares, please contact our Proxy Solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

PROPOSAL 1: APPROVAL OF THE MERGER AGREEMENT

We are asking you to approve the acquisition of the Company by Parent, including the approval of (a) the Merger Agreement by and among Parent, Merger Sub, Intel and the Company, pursuant to which Merger Sub will merge with and into the Company, and the Company will be the surviving company and will become a wholly‑owned subsidiary of Parent and a subsidiary of Intel; (b) the Merger itself; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $53.00 per share in cash, without interest and less any applicable withholding taxes, for each Company Share owned immediately prior to the effective time of the Merger; and (d) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to this proxy statement.

For a summary of and detailed information regarding this proposal, see the information about the Merger Proposal, the Merger Agreement and the Merger throughout this proxy statement, including the information set forth in the sections captioned “The Merger” and “The Merger Agreement” of this proxy statement. A copy of the Merger Agreement is attached to this proxy statement as Annex A. You are urged to read the Merger Agreement carefully in its entirety.

Under applicable law, we cannot complete the Merger without the affirmative vote of at least a majority of the outstanding voting power of the Company represented at the extraordinary meeting (or any adjournment or postponement thereof) in person, or by proxy or by electronic voting and voting thereon (excluding abstentions and broker non-votes) voting in favor of the Merger Proposal. The foregoing majority must be achieved after excluding any votes on account of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by, Parent, Merger Sub or either of the foregoing (any person or entity described in clauses (a) through (c), a “Parent Affiliate”).

The enclosed proxy card provides that you may indicate whether or not you are a Parent Affiliate with regards to Proposal 1 by voting on Item 1A of the proxy card. A selection of “YES” confirms that you ARE NOT a Parent Affiliate and a selection of “NO” confirms that you are a Parent Affiliate. If you hold your Company Shares through a TASE member and are voting electronically via the ISA electronic voting system, you may indicate whether or not you are a Parent Affiliate with regards to this Proposal 1 on the electronic voting form.

If you indicate that you are a Parent Affiliate with regards to this Proposal 1 or fail to make a selection as to whether or not you are a Parent Affiliate with regards to Proposal 1, your vote will NOT be counted with respect to this Proposal 1.

You may vote either “FOR” or “against” this Proposal 1, or you may abstain by voting on the enclosed proxy card.

The Board unanimously recommends that you vote “FOR” the Merger Proposal (Proposal 1).

PROPOSAL 2: ADJOURNMENT OF THE EXTRAORDINARY GENERAL MEETING

We are asking you to approve a proposal to adjourn the extraordinary general meeting to a later date or dates if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting. If shareholders approve the Adjournment Proposal, we could adjourn the extraordinary general meeting and any adjourned session of the extraordinary general meeting and use the additional time to solicit additional proxies, including proxies from shareholders that have previously returned properly executed proxies voting against approval of the Merger Agreement. Among other things, approval of the Adjournment Proposal could mean that, even if we had received proxies representing a sufficient number of votes against approval of the Merger Agreement such that the Merger Proposal would be defeated and a quorum is present, we could adjourn the extraordinary general meeting without a vote on the approval of the Merger Agreement and seek to convince the holders of those shares to change their votes to votes in favor of approval of the Merger Agreement. If the Adjournment Proposal is approved and a quorum is present, the chairman of the extraordinary general meeting may recess and/or adjourn the meeting to a later time or date pursuant to the articles of association or the Company. Under the terms of the Merger Agreement, the meeting cannot be adjourned for more than five business days at a time or 15 business days in the aggregate after the date appointed for the meeting without the prior written consent of Parent.

You may vote either “FOR” or “against” this Proposal 2, or you may abstain by voting on the enclosed proxy card on Proposal 2.

The Board unanimously recommends that you vote “FOR” the Adjournment Proposal (Proposal 2).

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Parties Involved in the Merger

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek 2310502, Israel
+972‑4‑650‑6611

The Company is a company organized under the laws of the State of Israel. The Company is a leading foundry of high-value analog semiconductor solutions, providing technology and manufacturing platforms for the production of integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace defense.

The Company Shares are listed on Nasdaq and TASE, in each case, under the symbol “TSEM.”

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

The Company has retained MacKenzie Partners, Inc., a proxy solicitation firm, to solicit proxies in connection with the extraordinary general meeting.

Intel Corporation
2200 Mission College Blvd.
Santa Clara, California 95054
+1-408-765‑8080

Intel is a corporation organized under the laws of Delaware. Intel is an industry leader, creating world-changing technology that enables global progress and enriches lives. Inspired by Moore’s Law, Intel continuously works to advance the design and manufacturing of semiconductors to help address its customers’ greatest challenges. By embedding intelligence in the cloud, network, edge and every kind of computing device, Intel unleashes the potential of data to transform business and society for the better.

Intel’s common stock is listed on Nasdaq under the symbol “INTC.”

Intel FS Inc.
2200 Mission College Blvd.
Santa Clara, California 95054
+1-408-765‑8080

Parent is a corporation organized under the laws of Delaware. Parent is a wholly‑owned subsidiary of Intel.

Steel Titanium 2022 Ltd.
2200 Mission College Blvd.
Santa Clara, California 95054
+1-408-765‑8080

Merger Sub is a company organized under the laws of the State of Israel. Merger Sub is a wholly‑owned subsidiary of Parent that was formed on February 9, 2022, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement.

Effect of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the ICL, if the Merger is completed, Merger Sub will merge with and into the Company, and the Company will continue as the Surviving Company and as a wholly‑owned subsidiary of Parent. As a result of the Merger, the Company Shares will no longer be publicly traded and will be delisted from Nasdaq and the TASE, respectively. In addition, the Company Shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC and the ISA. If the Merger is completed, you will not own any share capital of the Surviving Company.

The Effective Time will occur upon the issuance by the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) of a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”).

Effect on the Company if the Merger is Not Completed

If the Merger Agreement is not approved by the Company’s shareholders or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Company Shares. Instead, the Company will remain an independent public company, the Company Shares will continue to be listed and traded on Nasdaq and the TASE, respectively, and registered under the Exchange Act and the Company will continue to file periodic reports with the SEC and the ISA. In addition, if the Merger is not completed, the Company expects that management will operate the business in a manner similar to that in which it is being operated today and that the shareholders will continue to be subject to the same risks and opportunities to which they are currently subject, including risks related to the highly competitive industry in which the Company operates and risks related to adverse economic or industry conditions.

Furthermore, if the Merger is not completed, and depending on the circumstances that caused the Merger not to be completed, the price of the Company Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this proxy statement.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities or the future value of your Company Shares. If the Merger is not completed, the Board will continue to evaluate and review the Company’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the Merger Agreement is not approved by the Company’s shareholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Board will be offered or that the Company’s business, prospects or results of operations will not be adversely impacted.

In addition, the Company will be required to pay to Parent a termination fee of $206 million if the Merger Agreement is terminated under certain circumstances, and Parent will be required to pay to the Company a termination fee of $353 million if the Merger Agreement is terminated under certain other circumstances related to a failure to obtain certain antitrust approvals. For more information please see the section captioned “The Merger Agreement—Termination Fees.”

Merger Consideration

In the Merger, each outstanding Company Share (other than Excluded Shares) shall be deemed to have been transferred to Parent in exchange for the right to receive the merger consideration. After the Merger is completed, you will have the right to receive the merger consideration, but you will no longer have any rights as a shareholder of the Company.

Background of the Merger

The Board, together with the Company’s management, regularly reviews and assesses the Company’s performance, future growth prospects, operational, business, capacity and financial plans and overall strategic direction and considers potential opportunities to strengthen the Company’s business and enhance shareholder value. These reviews during the evaluation of the Intel acquisition have included consideration of whether the continued execution of the Company’s strategy as a stand-alone company, or possible strategic opportunities, joint ventures or combinations with a third party offered the best avenue to maximize shareholder value. As part of the effort to increase the Company’s capacity, since 2019, the Company has explored various opportunities to build, acquire or enter into commercial arrangements in order to increase its capacity, organically and inorganically.

On June 30, 2021, Mr. Russell Ellwanger, the Chief Executive Officer of the Company, met with Mr. Randhir Thakur, President of Intel Foundry Services, to discuss the possibility of entering into certain commercial arrangements under which the Company could gain access to or acquire fab capacity in one of Intel’s existing fabs. During the meeting, Mr. Thakur raised the possibility of a potential acquisition of the Company and shared his rationale. No offer to acquire the Company was made by Mr. Thakur and no purchase price or other material terms were discussed by either Mr. Thakur or Mr. Ellwanger.

On August 9, 2021, the Company issued its earnings for the second quarter ended June 30, 2021. The closing price of the Company Shares was $29.42 per share and NIS 94.24 per share on Nasdaq and the TASE, respectively, that day.

On August 25, 2021, Mr. Ellwanger and Mr. Thakur met and continued their discussions of a potential capacity arrangement or other type of business agreement between the parties. Mr. Thakur updated Mr. Ellwanger that he discussed the idea of a potential acquisition of the Company by Intel with Mr. Pat Gelsinger, the Chief Executive Officer of Intel, and proposed an introductory meeting between Messrs. Gelsinger and Ellwanger to the continue the discussion.

On September 27, 2021 (September 28, 2021 Israel time), Mr. Ellwanger had a virtual meeting with Messrs. Gelsinger and Thakur and discussed various options for business cooperation, including the idea proposed by Messrs. Gelsinger and Thakur of a complete acquisition of the Company by Intel. Messrs. Gelsinger, Thakur and Ellwanger discussed the rationale for the potential transaction, as well as a high level description by Mr. Ellwanger regarding the Company’s key business drivers.

On October 5, 2021, Mr. Gelsinger sent to Mr. Ellwanger an initial non-binding indication of interest letter with respect to a proposed acquisition of the Company by Intel in an all cash transaction, stating that Intel would provide a valuation after an initial discussion and engagement in high-level financial due diligence.

On October 5, 2021, Mr. Ellwanger notified Mr. Elstein with respect to the non-binding indication of interest letter and discussed the required next steps for a discussion with the Board with regard thereto.

On October 6, Mrs. Nati Somekh, Senior Vice President, Chief Legal Officer and Corporate Secretary of the Company, had a discussion with a representative of FISCHER (FBC & Co.) (“FBC”), the Company’s ongoing Israeli outside legal counsel, regarding its potential engagement with respect to the proposed transaction with Intel.

Commencing on October 8, 2021, Messrs. Elstein and Ellwanger had a call with a representative of J.P. Morgan regarding its potential engagement as the Company’s financial advisor, following which the representative of J.P. Morgan sent the Company a draft engagement letter on October 11, 2021.

On October 13, 2021, the Board held a meeting, together with certain representatives of the Company’s senior management. FBC also attended part of the meeting. Mr. Ellwanger updated the Board on the receipt of the initial non-binding indication of interest letter from Intel and his subsequent discussions and steps taken in connection with the possibility of a potential acquisition of the Company by Intel. Mr. Ellwanger further asked the Board to authorize the Company to pursue the engagement of J.P. Morgan. At this point in the meeting, FBC joined and a representative of FBC presented to the Board their fiduciary duties in the context of evaluating an indication of interest from Intel and the Board’s discretion in determining whether and how to pursue any transaction, and legal jurisprudence governing such fiduciary duties. The representative of FBC further presented the immediate actions to be taken in connection with a potential transaction and the Board discussed these action items with the representative of FBC.  The Board then discussed a response to the indication of interest from Intel. The Board also discussed, with assistance of members of the Company’s senior management, the prospects of acquiring capacity and scale through the potential acquisition as compared to continuing to execute on the Company’s business plan on a standalone basis, which would require significant fund raising and grants to fund the establishment of a new fab, which the Board considered to be a risky and long term project, the duration thereof may jeopardize the Company’s business as growth customers may pursue other alternatives to enable their growth. Following further discussion, the Board authorized management to proceed to negotiate the engagement of J.P. Morgan as the Company’s financial advisor in connection with the Company’s exploration of a proposed a transaction with Intel, and approved a response to Intel that the Board has been updated on the receipt of Intel’s indication of interest and that the Company is proceeding to engage its advisors.

Between October 13, 2021 and October 20, 2021, Mr. Ellwanger engaged in further discussions with Mr. Thakur regarding the potential acquisition of the Company by Intel. During such discussions, Mr. Thakur requested for access to diligence materials about the Company, as well as a virtual diligence meeting, in order for Intel to develop a view on a purchase price as well as to work through Intel’s internal processes needed to make a formal offer regarding the potential acquisition of the Company, including a meeting of Intel’s M&A Committee.

On October 20, 2021, the Board held a meeting, together with certain representatives of the Company’s senior management and FBC. Mr. Ellwanger updated the Board that Mr. Thakur had been requested to present due diligence materials regarding the Company at the meeting of Intel’s M&A Committee scheduled for November 5, 2021. Additionally, Mr. Ellwanger indicated that Mr. Thakur requested a due diligence session with the Company to obtain data and materials for evaluation purposes for providing a formal offer. Mr. Ellwanger noted that the members of the Company’s management had begun to collect such due diligence materials and had begun work on developing the Company Financial Projections (as described below in the section captioned “The Merger—Unaudited Prospective Financial Information”). Mr. Ellwanger further presented on the required next steps in the process: the Board’s consideration and decision, regarding strategy in the sale of the Company; a response to Intel’s formal offer with a purchase price, once received; and execution of a non-disclosure agreement and standstill agreement with Intel in connection with the provision of data and materials to Intel and its financial, accounting and tax advisors for the purpose of due diligence. Additionally, the Board discussed with management and approved the engagement of J.P. Morgan as financial advisor to the Company pursuant to the engagement letter received from J.P. Morgan and presented to the Board, and authorized management to execute such engagement letter on the terms within the parameters discussed with the Board.

On October 21, 2021, the Company entered into an engagement letter with J.P. Morgan in connection with the potential acquisition of the Company on the terms approved by the Board the day before.

On October 24, 2021, the Board held a meeting, together with certain representatives of the Company’s senior management, J.P. Morgan and FBC. Mr. Elstein led a discussion on process with respect to the potential acquisition of the Company by Intel, including a discussion on whether to approach other potential acquirers through J.P. Morgan, and the proposed process for next steps. Without Mr. Ellwanger present, the Board further discussed considerations with respect to Mr. Ellwanger leading the process for negotiations in connection with the potential acquisition of the Company by Intel, including the possibility of any potential or perceived conflicts of interest, and determined his fitness for such leading role, subject to the requirement to provide updates and raise for approval to the Board certain items in the process of negotiation (including sale process, purchase price and structure of the transaction) and certain guidelines adopted by the Board to avoid any conflict, or perceived conflict, of interest of Mr. Ellwanger. Following discussion, the Board authorized the management of the Company to conduct meetings with Intel and proceed with providing certain data and materials for the due diligence requested by Intel, subject to advance review by the Board. The Board deferred discussions regarding process alternatives until after receiving a formal offer with a purchase price from Intel.

On October 26, 2021, Mr. Ellwanger had a telephone conversation with Mr. Gelsinger and other representatives of Intel, and provided Mr. Gelsinger with updates from the October 24, 2021 Board meeting, including the engagement of J.P. Morgan and the need to enter into a non-disclosure agreement before any of the requested diligence materials could be shared or diligence meetings could be arranged. Later on the same day, at the direction of the Company, J.P. Morgan sent a form non-disclosure agreement to Intel.

Between October 30, 2021 and October 31, 2021, Mr. Elstein and the Board reviewed the data, materials and presentation prepared by the management of the Company for Intel’s due diligence of the Company and approved such materials and presentation to be provided to Intel.

On October 31, 2021, the Company and Intel executed a non-disclosure agreement, negotiated by the Company with FBC’s counsel, which contained customary limitations regarding the use and disclosure of the Company’s confidential information and a customary standstill provision, but did not include an exclusivity undertaking by the Company.

Also on October 31, 2021, at the direction of the Board, J.P. Morgan sent the Company’s data, materials and presentation prepared by the Company’s management to Intel following the execution of the non-disclosure agreement.

On November 1, 2021, representatives of the Company, Intel, J.P. Morgan, Goldman Sachs & Co. LLC (“Goldman Sachs”), financial advisor to Intel, and KPMG, accounting and tax advisor to Intel, had a virtual meeting to present the Company’s presentation, including the Company Financial Projections.

On November 7, 2021, the Board held a meeting to discuss and approve the Company’s third quarter results. At this meeting, Mr. Ellwanger provided an update on his November 1, 2021 call with Intel and Intel’s request for additional information, as well as a suggested response.

On November 8, 2021, the Company issued its earnings for the third quarter ended September 30, 2021. The closing price of the Company Shares was $36.82 per share and NIS 111.50 per share on Nasdaq and the TASE, respectively, that day.

On November 15, 2021, representatives of the Company, J.P. Morgan, and Intel held a follow-up diligence meeting, at which additional financial and operational due diligence information was presented.

On December 4, 2021, Messrs. Ellwanger and Gelsinger met in-person. Mr. Gelsinger updated Mr. Ellwanger that the board of directors of Intel had met and discussed the potential acquisition of the Company by Intel, and that he will be sending the Company a non-binding letter of intent, inclusive of a purchase price later the same day. Mr. Ellwanger made no suggestion as to whether the Company would accept or reject such offer during the meeting.

On December 4, 2021, Intel sent a non-binding indication of interest letter (received on December 5, 2021 Israel time) to the Company, which indicated that it would be interested in acquiring the Company at a purchase price of $48.50 per share in cash (the “December 4 LOI”), representing a 32% premium over the closing price of the Company Shares of $36.86 per share on Nasdaq on December 3, 2021, and an initial draft of an exclusivity agreement.

On December 8, 2021, the Board held a meeting, together with certain representatives of the Company’s senior management. J.P. Morgan and FBC attended part of the meeting. At this meeting, Mr. Elstein provided an update to the Board regarding the receipt of, and the details included in, the December 4 LOI. The Board discussed the December 4 LOI with the Company’s senior management and representatives of J.P. Morgan and FBC, including the process for discussing an improved offer from Intel, the extent to which a sale of the Company would be advisable and process alternatives that could be available to the Company. Following such discussion, the Board agreed to defer further discussions regarding process alternatives, including whether to approach other potential acquirers, until after receiving Intel’s highest and best offer. A representative of J.P. Morgan further reviewed preliminary financial analysis in connection with the December 4 LOI. The Board discussed and determined that the price included in Intel’s offer in the December 4 LOI was not high enough and did not fully reflect the value of the Company and its prospects, and directed Mr. Ellwanger to communicate such determination to Mr. Gelsinger.

Later on December 8, 2021, Mr. Ellwanger held a call with Mr. Gelsinger and discussed the Board’s rejection of Intel’s offer in the December 4 LOI. Mr. Gelsinger inquired of a purchase price that the Board would consider and Mr. Ellwanger directed Intel’s advisors to connect with J.P. Morgan regarding further discussions on a revised purchase price.

On December 9, 2021, at the direction of the Board, a representative of J.P. Morgan and Mr. Saf Yeboah, Intel’s Chief Strategy Officer, had a call, on which the representative of J.P. Morgan communicated to Mr. Yeboah that the offer in the December 4 LOI undervalues the Company and that the Company is seeking a purchase price that is closer to $60.00 per share in cash.

Also on December 9, 2021, the representative of J.P. Morgan and Mr. Gelsinger had a call, on which Mr. Gelsinger communicated that if the Company holds firm on its position for a purchase price that is closer to $60.00 per share in cash, he would pause the discussion.

On December 10, 2021, Mr. Ellwanger sent an email response to Mr. Gelsinger and the rest of his team at Intel stating that the Board has reviewed and could not accept offer in the December 4 LOI, believing that it does not adequately reflect the value of the Company.

On December 13, 2021, representatives of Intel, Goldman Sachs and J.P. Morgan had a call, during which J.P. Morgan reiterated that the Company is seeking a purchase price that is closer to $60 per share.

On December 15, 2021, a representative of J.P. Morgan and Mr. Yeboah had a call, on which Mr. Yeboah verbally presented Intel’s revised offer of $51.50 per share in cash.

On December 16, 2021 (December 17, 2021 Israel time), the Board held a meeting, together with certain representatives of the Company’s senior management, J.P. Morgan and FBC. Mr. Ellwanger updated the Board regarding his December 8, 2021 call with Mr. Gelsinger whereby the December 4 LOI was verbally rejected. A representative of J.P. Morgan updated the Board regarding Intel’s revised offer of $51.50 per share in cash as well as his December 9, 2021 calls with Messrs. Yeboah and Gelsinger, and his December 15, 2021 call with Mr. Gelsinger. The representative of J.P. Morgan further presented J.P. Morgan’s preliminary financial analysis in connection with Intel’s revised offer of $51.50 per share in cash. J.P. Morgan also presented certain process alternatives for the Board’s consideration. The Board then discussed with the representatives of J.P. Morgan and members of the Company’s senior management the price per share at which to present a counterproposal to Intel, in particular, whether to counter with a purchase price of $55.00 per share, given the feedback received from Mr. Gelsinger, and the risks and benefits with respect to taking each alternative. Following such discussion, the Board approved the representative of J.P. Morgan to contact and present Intel with a counterproposal of $55.00 per share in cash. Mr. Elstein led a discussion on other considerations with respect to the potential acquisition of the Company by Intel, including engagement of a U.S. outside legal counsel, clarification on the structure for the transaction, an exclusivity period to which the Company would agree once it receives an acceptable offer from Intel, reverse termination fees and whether the Company would obtain an additional independent valuation and fairness opinion from an Israeli financial advisor for the transaction. The Board approved engagement of U.S. outside legal counsel and directed Mrs. Somekh to interview and engage appropriate counsel.

On December 17, 2021, at the direction of the Board, the representative of J.P. Morgan spoke to Mr. Yeboah and advised Mr. Yeboah of the Company’s counterproposal of $55.00 per share in cash.

On December 18, 2021, Mr. Gelsinger called Mr. Ellwanger and verbally presented Intel’s offer of a purchase price of $53.00 per share in cash, which was characterized as Intel’s “final” proposal, reflecting a 45% premium to the closing price of the Company Shares on Nasdaq on December 17, 2021 of $36.52 per share. Mr. Ellwanger subsequently discussed the offer with Mr. Elstein and J.P. Morgan, after which Mr. Ellwanger called Mr. Gelsinger to gauge whether Intel would be willing to increase the offer.

On December 19, 2021, the Board held a meeting, together with certain representatives of the Company’s senior management, J.P. Morgan and FBC. Mr. Ellwanger and J.P. Morgan updated the Board regarding their December 17, 2021 and December 18, 2021 calls with representatives of Intel. Mr. Ellwanger's impression and report to the Board was that any price increase beyond $53.00 would likely substantially prolong the process and may put the potential transaction at risk. The representative of J.P. Morgan also presented J.P. Morgan’s preliminary financial analysis in connection with the revised offer of $53.00 per share in cash. J.P. Morgan further led a discussion regarding other potential acquirers that may have an interest the Company, and certain considerations regarding conducting a multi-bidder process. As part of the discussion, a representative of FBC presented to the Board customary “fiduciary out” provisions that may be expected in a definitive merger agreement, including the Board’s ability to change its recommendation and the Company’s right to terminate the transaction in the event of receipt of superior offer, subject to payment of a termination fee, and a representative of JPM presented to the Board the termination fees of buyers and targets observed in recent transactions. After discussing with its advisors (i) the perceived regulatory and other risks involved, (ii) perceived probability of interest in engaging in discussions (including, in view of the potential synergies) and (iii) the perceived financial ability or willingness, in each case, with respect to an acquisition of the Company for certain potential acquirers, J.P. Morgan provided its assessments as to, and the Board concluded that there is no other credible potential acquirer that is likely to proceed with an acquisition of the Company. The Board discussed the revised offer from Intel, and certainty of consummation of the transaction in light of regulatory risks, and approved the purchase price of $53.00 per share in cash, subject to Intel’s agreement on a reverse termination fee of 6% of the transaction value. The Board further approved engagement of an Israeli financial advisor for purposes of obtaining an additional independent valuation and fairness opinion for the transaction and authorized management to negotiate and execute an engagement letter with an appropriate party.

Later on December 19, 2021, Mr. Ellwanger called Mr. Gelsinger, during which Mr. Ellwanger provided updates from the December 19, 2021 Board meeting, including the Board’s position that it would not agree to any price below $53.00 and that acceptance of such a price would be dependent upon Intel’s acceptance of a reverse termination fee of 6%.

On December 21, 2021, Intel sent an updated non-binding indication of interest letter to the Company indicating that it would be interested in acquiring the Company at a purchase price of $53.00 per share in cash (the “December 21 LOI”), together with a list of preliminary due diligence requests and the exclusivity agreement that it had previously shared on December 4, 2021.

On December 22, 2021, the Company sent a non-binding written response to the December 21 LOI to Intel, indicating that the Company agrees with the purchase price of $53.00 per share in cash, subject to clarification that such price would apply to all of the Company’s outstanding equity interests, and Intel’s agreement on a reverse termination fee of 6% of the transaction value for certainty of consummation of the transaction, not to be deferred to a later date.

On December 23, 2021, at the direction of the Company, a representative of J.P. Morgan sent proposed amendments to the non-disclosure agreement between the Company and Intel to representatives of Intel. Later the same day, representatives of Intel returned to representatives of J.P. Morgan a revised draft of the proposed amended non-disclosure agreement.

On December 23, 2021, Intel sent an updated non-binding indication of interest letter to the Company (the “December 23 LOI”), which confirmed that the purchase price of $53.00 per share in cash applies to all of the Company’s outstanding equity interests, vested or unvested, and unvested equity would be exchanged for either cash or equity in Intel at the same purchase price, and indicated that Intel was prepared to propose an antitrust reverse termination fee of 6% of the transaction value, subject to diligence and negotiation of other mutually satisfactory provisions that reflect an appropriate allocation of risk.

On December 24, 2021, at the direction of the Company, a representative of J.P. Morgan informed representatives of Intel that the form of the amended non-disclosure agreement provided by Intel was acceptable to the Company. Later the same day, Intel sent the amended non-disclosure agreement executed by Intel to representatives of J. P. Morgan for countersignature by the Company.

On December 25, 2021 (December 26, 2021 Israel time), the Company executed the revised non-disclosure agreement, which updated the existing non-disclosure agreement dated as of October 31, 2021, with stricter terms regarding the use and disclosure of residual information derived from the Company’s confidential information.

On December 26, 2021, at the direction of the Company, representatives of J.P. Morgan sent to representatives of Intel proposed changes to the draft exclusivity agreement previously sent by Intel to the Company on December 21, 2021.

On December 30, 2021, the Company engaged Latham & Watkins LLP (“Latham”) as its U.S. outside legal counsel in connection with the potential acquisition of the Company by Intel.

Between December 27, 2021 and January 2, 2022, representatives of the parties exchanged comments on the draft exclusivity agreement.

On January 2, 2022, the Company and Intel executed a thirty (30) day exclusivity agreement, which the Company had negotiated with Latham’s and FBC’s counsel, that contained customary restrictions on the Company’s ability to discuss certain transactions with another third party.

On January 4, 2022, following negotiation of a standard engagement letter between the Company’s management and BDO, the Company engaged BDO to provide an additional independent valuation and fairness opinion in connection with the potential acquisition of the Company by Intel.

On January 7, 2022, the Company provided access to Intel’s legal counsel and advisors to an online data room containing due diligence materials regarding the Company. Thereafter, and through February 14, 2022, representatives of Intel as well as representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Intel’s U.S. outside legal counsel (“Skadden”), Yigal Arnon & Co., Intel’s Israeli outside legal counsel, Goldman Sachs, and KPMG in connection with the transaction, conducted due diligence sessions with Company’s management and its advisors.

On January 17, 2022, the Board held a meeting, together with certain representatives of the Company’s senior management, J.P. Morgan, FBC and Latham. Mr. Elstein provided an update to the Board on the process and timeline with respect to the potential acquisition of the Company by Intel, and led a discussion regarding key considerations with respect thereto, including the interim period between the signing of a definitive merger agreement and closing of the transaction, required regulatory approvals, treatment of equity-based awards of the Company and deal protection provisions.

On January 18, 2022, Skadden delivered an initial draft of the Merger Agreement to Latham.

During the course of the ensuing weeks, representatives of Skadden and Latham, on behalf of Intel and the Company, respectively, exchanged drafts and negotiated the terms and conditions of the Merger Agreement and related disclosures after consultation with and guidance from the members of Intel’s and the Company’s respective senior management and boards of directors. These negotiations continued through the morning (Israel time) of February 15, 2022. During this process, the material open points in the merger agreement that continued to be negotiated included, among other things: the parameters that would need to be satisfied in order for the Board to evaluate, and exercise its fiduciary duties in connection with, alternative transaction proposals and whether the Board would be able to change its recommendation in connection with an intervening event; termination rights and the circumstances under which a termination fee would be payable by the Company to Intel and the amount of such termination fee; obligations and risk allocation with respect to regulatory approvals; the level and scope of protection of employee benefits; and the restrictions imposed on the Company by the interim operating covenants.

On February 3, 2022, the Board held a meeting, together with certain representatives of the Company’s senior management, J.P. Morgan, BDO, Latham and FBC. Representatives of the Company’s senior management provided an update to the Board on their discussions with representatives of Intel regarding the transaction. Representatives of Latham and FBC provided an overview to the Board members of their fiduciary duties in the context of a potential sale transaction and discussed with the Board the key terms and conditions of the Merger Agreement and key open issues in the Merger Agreement for resolution, as well as regulatory approvals that might be required in connection with a potential sale of the Company. Representatives of each of J.P. Morgan and BDO reviewed with the Board their respective preliminary financial analyses of the Company.

On February 14, 2022, the Board held a meeting, together with certain representatives of the Company’s senior management, J.P. Morgan, BDO, Latham and FBC. Representatives of the Company’s senior management provided an update to the Board on their discussions with representatives of Intel regarding the transaction. Representatives of Latham and FBC again provided an overview to the Board members of their fiduciary duties in the context of a potential sale transaction, an update on the resolution of key open issues in the Merger Agreement, and an overview of the proposed board resolutions for approving the Merger Agreement, the Merger and the Transactions. Representatives of J.P. Morgan and BDO reviewed with the Board their respective financial analyses of the Company, and rendered their respective oral opinions, which were subsequently confirmed by delivery of their respective written opinions, dated February 14, 2022, to the Board that, as of such date, and based upon and subject to the factors and assumptions set forth in their respective opinions, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders. For a detailed discussion of J.P. Morgan’s opinion and BDO’s opinion, please see below under the captions “—Fairness Opinion of J.P. Morgan” and “—Fairness Opinion of BDO,” respectively. After further discussions with its financial and legal advisors and members of Company’s senior management, including discussing the advantages and risks of the proposed transaction (which are more fully described below under the caption “—Reasons for the Merger and Recommendation of the Board”), the Board unanimously adopted resolutions approving the Merger, the execution of the Merger Agreement and the consummation of the Transactions and recommending that the Company shareholders approve the Merger, the Merger Agreement and the consummation of the Transactions.

Following the Board meeting on February 14, 2022, the Company and Intel and their respective advisors proceeded to finalize the Merger Agreement.

In the morning of February 15, 2022, each of the Company, Intel, Parent and Merger Sub executed and delivered the Merger Agreement and the Company and Intel issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Merger and Recommendation of the Board

At its meeting on February 14, 2022 held to evaluate the proposed Merger, the Board unanimously approved the Merger Agreement and determined that the terms of the Merger are fair to and in the best interests of the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors. The Board unanimously recommends that the Company’s shareholders vote:

1. “FOR” the Merger Proposal; and

2. “FOR” the Adjournment Proposal.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger, the Board consulted with the Company’s senior management, the Company’s financial advisors, J.P. Morgan and BDO, and the Company’s outside legal counsel, Latham and FBC, and, in the course of reaching its determination to approve the terms of the Merger Agreement and the Merger and to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Company’s shareholders vote in favor of the approval of the Merger Agreement and the Merger, the Board carefully considered a wide and complex range of factors, including the following non-exhaustive list of material factors and benefits of the Merger, each of which the Board believed supported its determination and recommendation:

•
Attractive Value.  The belief of the Board that the merger consideration of $53.00 in cash per share represents a full and fair value for the Company Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition and results of operations and the Company’s business strategy, financial requirements, assets and business prospects.

•
Negotiations with Intel.  The Board considered the course of negotiations between the Company and Intel, which resulted in an increase in the price that Intel was willing to pay to acquire the Company of $4.50 per share (from the $48.50 price per share initially offered by Intel to $53.00 per share) and the Board’s belief that, based on those negotiations, the merger consideration of $53.00 in cash per share represented the highest price per share that Intel was willing to pay and that the Merger Agreement contained the most favorable terms to the Company in the aggregate to which Intel was then willing to agree, including the reverse termination fee of $353 million payable by Intel under certain circumstances as set forth in the Merger Agreement.

•
Premium to Current and Historical Trading Prices.  The Board considered the fact that the merger consideration to be paid by Intel would provide the Company’s shareholders with the opportunity to receive a significant premium over the market price of the Company Shares. The Board reviewed the current and historical market prices and trading information with respect to the Company Shares, including the fact that the merger consideration of $53.00 in cash per share represents a meaningful premium to those historical prices, including:

o	a premium of approximately 57% over $33.80 per share, the closing sale price on Nasdaq as of February 11, 2022, the last full trading day prior to the meeting of the Board;

o	a premium of approximately 44% over $36.91 per share, the average of the volume weighted average closing sale prices on Nasdaq (the “VWAP”) during the 30-day trading period ended February 11, 2022;

o	a premium of approximately 47% over $36.05 per share, the VWAP during the 90-day trading period ended February 11, 2022;

o	a premium of approximately 28% over $41.31 per share, the 52-week high trading price as of February 11, 2022; and

o	a premium of approximately 28% over $41.31 per share, the highest trading price over the last decade ended February 11, 2022.

•
Cash Merger Consideration; Certainty of Value.  The Board considered the fact that the merger consideration consists entirely of cash, which provides liquidity and certainty of value to the shareholders of the Company. The Board weighed the certainty of realizing a compelling value for the Company Shares by virtue of the Merger against the uncertain prospect that the trading value for the Company Shares would approach the merger consideration in the foreseeable future. Based upon its knowledge of, and familiarity with, the Company’s historical and current business, operations, prospects, business strategy, competitive position and the semiconductor industry generally, the Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business, taking into account the risks of remaining independent and pursuing the Company’s current business and financial plans, including the risks and uncertainties associated with our business described in this proxy statement and the other risks and uncertainties discussed in the Company’s public filings filed with or furnished to the SEC.

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J.P. Morgan Opinion.  J.P. Morgan rendered its oral opinion, which was subsequently confirmed by delivery of its written opinion, to the Board on February 14, 2022 that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders.

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BDO Opinion.  BDO rendered its oral opinion, which was subsequently confirmed by delivery of its written opinion, to the Board on February 14, 2022 that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders.

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Surviving Company.  Considering the financial position of the Company and Merger Sub, no reasonable concern exists that, as a result of the Merger, the Surviving Company will not be able to fulfill the obligations of the Company to its creditors.

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Potential Strategic Alternatives.  The Board considered possible alternatives to the acquisition by Intel reasonably available to the Company, including continuing to operate as a stand-alone company, and the potential benefits and risks to the Company’s shareholders of these alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create greater value for the Company’s shareholders within a reasonable period of time, taking into account the Company’s desire for substantial additional funding to increase its manufacturing and production capacity and risks of execution as well as market, industry, business and competitive risks.

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Risks Relating to Remaining a Stand-Alone Company.  The Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Company Shares. Among the potential risks and uncertainties identified by the Board were:

o
achieving the Company’s growth plans and a scale enabling it to maintain or enlarge its customer base as well as to compete more effectively with its competitors would call for the Company to increase its manufacturing and production capacity either through acquisitions or joint ventures or independently, without third-party collaborations, which would require substantial funding, and the potential that equity or debt financing may not be available to the Company on attractive terms, or at all, at various times in the future, as well as the potential for substantial shareholder dilution or an increased level of debt and financing costs as a result of such a financing;

o
the growing challenges faced by the semiconductor industry, including macroeconomic trends and the fact that the industry is highly competitive, cyclical and subject to constant and rapid technological change with a long sales cycle for semiconductor products and solutions and wide fluctuations in product supply and demand;

o
achieving the Company’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the semiconductor industry specifically;

o
current and anticipated future competition for the Company’s products and its ability to compete successfully in light of the nature of the semiconductor industry, the presence of many larger, well-financed competitors, and its need to continue to develop and commercialize additional and/or more advanced specialty technologies; and

o	the Company’s ability to sustain its historical revenue growth, improve profitability and generate consistent positive cash flows; and

o
other risks and uncertainties discussed in the Company’s public filings filed with or furnished to the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which is incorporated herein by reference.

•
Other Potential Acquirers.  The Board considered, in consultation with management and its financial and legal advisors, the potential risks and benefits of negotiating on an exclusive basis with Intel or commencing a process in which certain other third parties (potential strategic and financial acquirers) that could be potentially interested in pursuing a business combination with the Company (in addition to Intel) would be invited to submit indications of interest. The Board determined, in consultation with management and its financial and legal advisors, to proceed on an exclusive basis with Intel for the following primary reasons:

o
the perceived regulatory risk associated with an acquisition of the Company by those third parties did not support approaching any such potential third parties, or those third parties were not perceived to have the financial ability or willingness (including, in view of the potential synergies) to pay a purchase price for the Company in excess of Intel’s offer or to consummate a transaction on financial terms more favorable to the Company’s shareholders than Intel’s offer;

o
the solicitation of other third party interests would raise confidentiality concerns and potentially heighten the risk that the process would become known to the broader market, including customers, suppliers and/or employees; and

o
the commencement of a broader process may deter Intel and cause it to withdraw its offer, and in view of Intel’s disclosed strategy to expand its foundry business, the potential synergies with the Company and Intel’s financial ability, would likely result in a higher price per share premium than those that may be offered by potential acquirers.

•
Ability to Respond to Unsolicited Acquisition Proposals, Change Recommendation and Terminate the Merger Agreement.  The Board considered that, while it determined not to conduct a process of inviting other potential acquirers to submit indications of interest, the Merger Agreement includes “fiduciary out” provisions, which, subject to the terms and conditions thereof, permit the Company to (1) furnish information to and engage in discussions or negotiations with third parties that make unsolicited acquisition proposals which the Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such proposals constitute or would reasonably be likely to lead to superior proposals, and that failure to take action would reasonably be expected to be inconsistent with the fiduciaries duties of the Board under Israeli law, (2) change its recommendation to shareholders regarding the Merger Agreement if, and only if, (i) the Board has determined in good faith after consultation with outside legal counsel and financial advisors that failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board and that failure to take action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board to the shareholders under Israeli law; (ii) the Board has provided Intel a written notice of such determination (including, among other things, reasons for the change of recommendation) and the material documents in connection with such received proposal; and (iii) after making the Company’s representatives available for five business days following Intel’s receipt of the change of recommendation notice to discuss with Intel to possibly amend the Merger Agreement and consider any written proposals from Intel, the Board again makes the determination to change its recommendation, and (3) terminate the Merger Agreement in order to accept a superior proposal, subject to payment of a termination fee and certain match rights in favor of Intel if the Board has determined in good faith after consultation with outside legal counsel and financial advisors that the proposal is a superior proposal and failure to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board. The Board further considered the fact that the $206 million termination fee (approximately 3.5% of the transaction value) payable by the Company (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Merger and (ii) would not preclude another party from making a competing proposal.

•
Terms of the Merger Agreement.  The Board considered all of the terms and conditions of the Merger Agreement, including the structure of the transaction, the all-cash form of the merger consideration, the limited scope of the conditions to closing, the Company’s right to specific performance to cause Parent to consummate the Merger, and other remedies available under the Merger Agreement, subject to certain conditions, and the customary nature of the representations, warranties, and the covenants and agreements of the parties. The Board further considered the course and nature of negotiations with Intel, which were conducted at arm’s length and during which the Board was advised by independent legal and financial advisors. These negotiations ultimately resulted in terms that (1) provide for a significant premium over the current trading price of the Company Shares; (2) provide robust provisions designed to ensure, absent certain circumstances that would cause a closing condition not to be satisfied or allow termination of the Merger Agreement, that the transaction is completed; and (3) provide for a termination fee payable to the Company under certain circumstances involving the failure to obtain certain regulatory approvals or clearances, including the expiration or termination of the applicable waiting periods (and any extension thereof) under the HSR Act and the rules and regulations promulgated thereunder, and the remaining Required Clearances.

•
Regulatory Approvals.  The Board considered the relative likelihood of significant antitrust or other regulatory impediments to closing and the provisions of the Merger Agreement related to regulatory approvals, including the obligation of Intel and the Company to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Merger and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, approvals, consents, clearances, registrations, permits and authorizations from any governmental authority or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, including by supplying any information that may be required or reasonably requested by the applicable governmental authorities and agreeing to take all lawful actions necessary to obtain all approvals and clearances of the Merger or the transactions contemplated by the Merger Agreement (provided that Intel and its subsidiaries will not be required to take any actions (i) which would have a material impact on the business or financial condition of the Company and its subsidiaries, taken as a whole, (ii) which involve a sale, divestiture, lease, license, or other disposition of any assets or business of Intel or any of its subsidiaries or (iii) which limit the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of Intel or its subsidiaries, when taken together with any divestitures or behavioral restrictions taken with respect to the Company or its subsidiaries, have a material impact on the business or financial condition of Intel and its subsidiaries, taken as a whole (determined by reference to the size and scope of the operations of the Company and its subsidiaries, taken as a whole)), and Intel’s obligation, under certain circumstances, to pay a $353 million termination fee to the Company in the event that the Merger Agreement is terminated based on the failure to obtain certain antitrust approvals, including the expiration or termination of the applicable waiting periods (and any extension thereof) under the HSR Act, and the rules and regulations promulgated thereunder, and the remaining Required Clearances.

•
Likelihood of Completion.  The likelihood that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, the remedies available under the Merger Agreement to the Company in the event of various breaches by Intel, and Intel’s reputation in the semiconductor industry, its financial capacity to complete an acquisition of this size and its prior track record of successfully completing acquisitions, which the Board believed supported the conclusion that a transaction with Intel could be completed on a reasonable timetable for such a transaction and in an orderly manner.

•
Shareholder Approval.  The Board considered that the Merger would be subject to the approval of the shareholders of the Company and that shareholders would be free to vote against the approval of the Merger Agreement and reject the Merger.

•
Guaranty.  The Board considered that Intel would guarantee Parent’s payment and performance obligations under the Merger Agreement and be subject to the reasonable best efforts covenant to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger, including obtaining any regulatory approvals.

Possible Uncertainties, Risks and Negative Factors Associated with Merger

The Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•
No Shareholder Participation in Future Earnings or Growth.  The Board considered the fact that if the Merger is consummated, holders of the Company Shares will receive the merger consideration in cash, the Company will no longer exist as an independent company, and accordingly, the shareholders of the Company will no longer participate in any future earnings or growth the Company may experience or any potential future appreciation in the value of the Company Shares, and will not participate in any potential future sale of the Company’s business to a third party.

•
Inability to Solicit Other Takeover Proposals and Termination Fee.  The Merger Agreement includes a covenant prohibiting the Company from directly or indirectly soliciting, seeking, initiating, encouraging, facilitating or taking actions that would lead to other potential acquisition proposals, subject to certain exceptions, and the Company may be required to pay a termination fee of $206 million (approximately 3.5% of the equity value) in cash if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal. The Board also considered, but did not consider to be preclusive of a potential acquirer making a competing offer, the potential that such termination fee may deter other potential acquirers from making a competing offer for the Company, the impact of the termination fee on the Company’s ability to engage in certain transactions for 12 months from the date the Merger Agreement is terminated under certain circumstances, and the fact that the right afforded to Intel under the Merger Agreement to re-negotiate the terms of the Merger Agreement in response to superior acquisition proposals may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company. The Board recognized that the provisions in the Merger Agreement relating to these restrictions on takeover proposals and the payment of these fees were insisted upon by Intel as a condition to entering into the Merger Agreement.

•
Effect of Public Announcement.  The effect of the public announcement of the Merger Agreement, including effects on the Company’s operations, the Company’s relationships with customers and suppliers, the trading price of the Company Shares, and the Company’s ability to attract and retain management and other key employees, including sales, operations, research and development, procurement, finance and other support function personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the potential of litigation in connection with the Merger and other potential adverse effects on the financial results of the Company as a result of any related disruption in the Company’s business during the pendency of the transactions contemplated by the Merger Agreement, which is anticipated to be approximately 12 months following the execution of the Merger Agreement.

•
Timing and Regulatory Risks.  The Board considered the amount of time it could take to complete the Merger, which is anticipated to be approximately 12 months following the execution of the Merger Agreement, including the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of the Company or Intel, and including the risk that Intel might not receive the necessary regulatory approvals or clearances to complete the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Merger conditions not to be satisfied.

•
Opportunity Costs and Interim Operating Covenants.  The Board considered restrictions on the conduct of the Company’s business during the interim period between signing and closing, which is anticipated to be approximately 12 months following the execution of the Merger Agreement, due to the pre-closing covenants in the Merger Agreement whereby the Company agreed that it will conduct its business, in all material respects, in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Intel (in each case subject to specified exceptions), which may have an adverse effect on the Company, including a potential loss of customers or business, or reduction in business with current customers, and the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Risk Associated with Failure to Consummate the Merger.  While the Board expects that the Merger will be consummated, there can be no assurance that all of the conditions to the consummation of the Merger will be satisfied, that the Merger will receive required regulatory approvals, or that the Merger will be consummated in a timely manner or at all, even if the shareholders of the Company approve the Merger Proposal. The Board considered potential negative effects if the Merger is not consummated, including:

•
the Company’s senior management and other employees will have expended extensive time and effort to negotiate, implement and consummate the Merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the Merger;

•
the Company will have incurred significant transaction and opportunity costs during the pendency of the transactions, without compensation except for the termination fees payable by Intel in the event of a termination under certain circumstances;

•	the Company’s continuing business relationships with customers, suppliers, and other business partners and employees, including key personnel, may be adversely affected;

•	the trading price of the Company Shares could be adversely affected;

•	the market’s perceptions of the Company and the Company’s prospects could be adversely affected; and

•	the Company’s business may be subject to significant disruption and decline.

•
Transaction Costs.  The Board considered the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated.

•
Interests of Directors and Executive Officers.  The Board considered the interests that the Company’s directors and executive officers may have in the transactions contemplated by the Merger Agreement as individuals that are in addition to, or that may be different from, the interests of our other shareholders, as described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

•
Taxable Nature of the Transaction.  The Board considered the fact that the receipt of cash in connection with the Merger will be a taxable transaction to the shareholders of the Company for U.S. federal income tax purposes and Israeli tax purposes.

The Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger were outweighed by the benefits that the Board expects the Company and its shareholders would achieve as a result of the Merger.

This discussion of the information and factors considered by the Board includes the principal positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger, and the complexity of these matters, the Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and to make its recommendations to the Company’s shareholders. Rather, the Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Board may have given differing weights to different factors. The explanation of the Board’s reasons for the Transactions and all other information in this section may be forward-looking in nature and therefore should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this proxy statement.

The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Unaudited Prospective Financial Information

The Company has historically prepared and provided limited public guidance as to projected financial results for the then-present quarter in its press releases announcing the financial results for the immediately preceding calendar quarter, specifically limited to a quarterly revenue guidance which is a projection with a range size of 10%, reflecting a possible upside or downside of +/- 5% with respect to a mid-range revenue guidance provided. Specifically, since January 1, 2021, the Company provided guidance on such projected financial revenue, including: (i)  revenues guidance for the then-present calendar quarter in February 2021 (namely, the first calendar quarter of 2021) in its press releases announcing its financial results for the full fiscal year 2020 and for the last quarter of fiscal year 2020; (ii) revenues guidance for the then-present calendar quarter in May 2021 (namely, the second calendar quarter of 2021) in its press releases announcing its financial results for the first calendar quarter of fiscal year 2021; (iii) revenues guidance for the then-present calendar quarter in August 2021 (namely, the third calendar quarter of 2021) in its press releases announcing its financial results for the second calendar quarter of fiscal year 2021; and (iv) revenues guidance for the then-present calendar quarter in November 2021 (namely, the fourth calendar quarter of 2021) in its press release announcing its financial results for the third calendar quarter of fiscal year 2021. Other than the types of publicly disclosed financial guidance discussed above, the Company has not in the ordinary course made public disclosures regarding prospective financial projections for periods beyond the upcoming quarter due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates.

During the normal course of business planning, the Company prepares, for internal use, certain unaudited prospective financial information with respect to the Company’s business plans for the current quarter and the immediately succeeding three quarters, and presents such financial information to the Board for discussion and approval once per year, usually in January of every year  (the “Annual Operating Plan” or “AOP”). The AOP is based on certain financial and operational assumptions, including a “bottoms-up” analysis of the Company’s prospects, with input from the managers of each of the Company’s business units and head of planning as to the revenue and pricing targets, from human resources as far as salary assumptions and headcount required and requested, from the Company’s Chief Operating Officer and fab managers on operational capacity and capability to manufacture and business and operational scenarios aligned with the Company’s Chief Operating Officer, head of planning and managers of each of the Company’s business units that should be taken into account. This prospective information is part of the Company’s annual internal planning and performance goal setting processes. The Company’s management develops certain operational, business, capacity, personnel-related and financial assumptions in connection with the preparation of the AOP, and then reviews and discusses the AOP prior to presenting it to the Board for further discussion and approval, usually during January every year.

In order to provide forward looking business, operational and financial information in connection with the evaluation of the Merger, during the fourth quarter of 2021, the Company developed certain unaudited prospective financial information including five year business, operational and financial forecasts, which are summarized in the below table (the “Company Financial Projections”). The Company provided the Company Financial Projections (a) to the Board, in connection with its evaluation of the Merger, (b) to J.P. Morgan and BDO, for purposes of their respective financial analyses and opinions described under the captions “—Fairness Opinion of J.P. Morgan”  and “—Fairness Opinion of BDO,” respectively, and (c) to Intel, in connection with Intel’s evaluation of the Merger. In developing the Company Financial Projections, the Company made assumptions including with respect to industry performance, general business, economic, regulatory, litigation, geopolitical, market and financial conditions, including with regards to cost of materials, cost of leaving, future cost of capital expenditure required items, as well as Company specific factors, including supply and demand trends and the status of, and estimated revenues from, new products and services, pricing of the Company’s products, future cost of materials, facilities, cost of leaving, trends impacting payroll and other cost, inflation, currency fluctuations, all of which are difficult to predict, and many of which are beyond the Company’s control. The Company Financial Projections were updated on a different basis, for a different purpose and at a different time than the Company’s statements and/ or reports to the public as to the Company’s forward looking and / or current and / or past performance and on a different basis, for a different purpose and at a different time than other financial forecasts that the Company’s may prepare for its own use or for the use of the Board in evaluating the Company’s business, operations and / or financials. The Company Financial Projections were therefore updated solely in connection with the evaluation of the Merger and do not, and were not intended to, update or revise any of the Company’s public statements and / or reports as to its forward looking and / or current and / or past performance. The Company Financial Projections were prepared on a stand-alone basis and therefore do not include any transaction-related expenses nor do they reflect any effect of an acquisition of the Company by Intel, any of its affiliates or any other party or other strategic transaction involving the Company, except for the inclusion of revenue and margins that may result from the full build-out, by 2026, of the Agrate factory in Italy as announced in June 2021 by the Company. The below table is a summary of the Company Financial Projections.

Company Financial Projections

	Year ended December 31,
($ in millions, except where noted)	2021	2022	2023	2024	2025	2026
Revenue	$1,501.3	$1,656.5	$1,862.8	$2,033.4	$2,247.8	$2,402.8
Gross profit	328.1	459.5	519.9	584.5	709.3	762.2
Gross margin (%)	21.9%	27.7%	27.9%	28.7%	31.6%	31.7%
Operating Profit	166.5	294.7	354.5	416.5	538.4	588.7
Operating margin (%)	11.1%	17.8%	19.0%	20.5%	24.0%	24.5%
Net Profit	151.6	250.2	303.7	356.6	459.7	496.3
Net Profit margin (%)	10.1%	15.1%	16.3%	17.5%	20.5%	20.7%

Cautionary Statements Regarding the Company Financial Projections

The Company Financial Projections are unaudited and were developed solely in connection with the evaluation of the Merger and should be read together with the historical financial statements of the Company, which have been filed with or furnished to the SEC and incorporated in this proxy statement, and the other information regarding the Company contained elsewhere or incorporated in this proxy statement. See the section of this proxy statement captioned “Where You Can Find More Information.” Although presented with numerical specificity, the Company Financial Projections were prepared in the context of numerous variables, estimates, and assumptions that are inherently uncertain and in large portions are beyond the control of the Company, and which may prove not to have been, or to no longer be, accurate. Although considered reasonable by the Company’s management and the Board as of the date of their preparation and approval, the Company Financial Projections are subject to many risks and uncertainties. The Company Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the ISA or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company Financial Projections do not purport to present financial information in accordance with GAAP. Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu), the Company’s independent registered public accounting firm, has not examined, compiled or otherwise applied or performed any procedures with respect to the Company Financial Projections, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such independent registered public accounting firm assumes no responsibility for them.

The Company Financial Projections are based solely upon information available to the Company’s management as of the date they were prepared and estimates and assumptions made by the Company’s management as of the date when the Company Financial Projections were prepared and until they are brought for approval by the Board, as applicable, considering comments as may be received from members of the Board. The Company Financial Projections do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that have been and may be incurred in connection with consummating the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Company Financial Projections do not take into account the effect on the Company of any possible failure of the Merger to occur.

For the foregoing reasons and considering that the extraordinary general meeting will be held several months after the Company Financial Projections were prepared, as well as the uncertainties inherent in any forecasting information, readers of this proxy statement are cautioned not to place unwarranted reliance on the Company Financial Projections set forth above. No one has made or makes any representation to any of the Company’s shareholders regarding the information included in the Company Financial Projections, and the Company urges all shareholders of the Company to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement captioned “Where You Can Find More Information.”

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR TO ANY OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE COMPANY FINANCIAL PROJECTIONS OR THAT FORECASTED RESULTS WILL BE ACHIEVED, AND EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, NONE OF THEM INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE COMPANY FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE IN ERROR.

Fairness Opinion of J.P. Morgan

Pursuant to an engagement letter dated October 21, 2021, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At the meeting of the Board on February 14, 2022, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 14, 2022 oral opinion by delivering its written opinion to the Board, dated February 14, 2022, that, as of such date, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the opinion in its entirety.

J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the merger consideration to be paid in the Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the merger consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft dated February 13, 2022 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•
compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts provided by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain representatives of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Parent or Intel under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Intel, Parent and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

The Company does not publicly disclose internal prospective financial information of the type included in the Company Financial Projections that were provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Merger, and such information was not prepared with a view toward public disclosure. This Company Financial Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including, without limitation, factors related to general economic and competitive conditions and future interest rates. Accordingly, actual results could vary significantly from those set forth in the Company Financial Projections. For more information regarding the use of prospective financial information and other forward-looking statements, please refer to the section above entitled “—Unaudited Prospective Financial Information.”

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of the Company Shares in the proposed Merger, and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the consideration to be paid to the holders of the Company Shares in the Merger or with respect to the fairness of any such compensation. J.P. Morgan’s opinion noted that J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

The terms of the Merger Agreement, including the merger consideration, were determined through arm’s length negotiations between the Company and Intel, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the proposed Merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board on February 14, 2022. The following is a summary of the material analyses utilized by J.P. Morgan contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion. The summary below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for certain selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the business of the Company. The companies selected by J.P. Morgan were as follows:

•	GlobalFoundries Inc.;

•	Magnachip Semiconductor Corporation;

•	Powerchip Semiconductor Manufacturing Corp.;

•	Semiconductor Manufacturing International Corporation;

•	Taiwan Semiconductor Manufacturing Company Ltd.;

•	United Microelectronics Corporation;

•	Vanguard International Semiconductor Corp.; and

•	WIN Semiconductors Corp.

None of the selected companies reviewed is identical or directly comparable to the Company and certain of these companies may have characteristics that are materially different from those of the Company. However, these companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to those of the Company. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company.

With respect to the selected companies, the information J.P. Morgan presented included the multiple of firm value to earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the applicable selected company based on publicly available financial information and Wall Street research analyst consensus estimates per FactSet Research Systems as of February 11, 2022 for calendar year 2023 (“CY2023E FV/EBITDA”), unburdened by stock based compensation expense.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a CY2023E FV/EBITDA multiple reference range for the Company of 5.0x to 6.5x. J.P. Morgan then applied the range to the Company’s estimated EBITDA for calendar year 2023 of $697 million, unburdened for stock based compensation expense, as provided in the Company Financial Projections. The analysis indicated a range of implied equity values per Company Share, rounded to the nearest $0.25, of $35.25 to $44.75, which J.P. Morgan compared to the merger consideration of $53.00 per Company Share in cash and the closing price per Company Share on Nasdaq as of February 11, 2022 of $33.80.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis of the Company using the unlevered free cash flows that the Company was forecasted to generate from fiscal year 2022 through 2026 using the Company Financial Projections. For purposes of these analyses, stock-based compensation was treated as a cash expense. J.P. Morgan calculated a range of terminal values of the Company at the end of this period by applying terminal growth rates ranging from 1.5% to 2.5% to the unlevered free cash flow of the Company during the final year of such period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates of 9.0% to 11.0%, which were chosen by J.P. Morgan based on an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows and the range of terminal values were then adjusted by adding the Company’s net cash, and divided the result by the fully diluted number of the Company Shares outstanding.

This analysis indicated a range of implied equity values per Company Share, rounded to the nearest $0.25, of $44.25 to $65.25, which J.P. Morgan compared to the merger consideration of $53.00 per Company Share in cash and the closing price per Company Share on Nasdaq as of February 11, 2022 of $33.80.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the Merger, the Company has agreed to pay J.P. Morgan a fee of approximately $60 million, $1.0 million of which became payable upon delivery by J.P. Morgan of its opinion and the remainder of which will become due upon the closing of the Merger. In addition, the Company agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services and to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the delivery of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Intel, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on a revolving credit facility in March 2021 and joint lead bookrunner on offerings of debt securities in August 2021 and March 2020.  In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Intel, for which it receives customary compensation or other financial benefits. During the two year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from Intel were approximately $8.3 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Intel. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Intel for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Fairness Opinion of BDO

Pursuant to an engagement letter dated January 4, 2022, the Company retained BDO as its financial advisor in connection with a possible acquisition of the Company and to deliver a fairness opinion in connection with the proposed Merger.

At the meeting of the Board on February 14, 2022, BDO rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders. BDO has confirmed its February 14, 2022 oral opinion by delivering its written opinion to the Board, dated February 14, 2022, that, as of such date, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of BDO dated February 14 ,2022, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. The summary of the opinion of BDO set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the opinion in its entirety.

BDO’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the merger consideration to be paid in the Merger and did not address any other aspect of the Merger. BDO expressed no opinion as to the fairness of the merger consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Merger. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed Merger or any other matter.

•	In arriving at its opinions, BDO, among other things:

•	reviewed a draft date February 14, 2022 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•
compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies BDO deemed relevant and the consideration received for such companies;

•
compared the financial and operating performance of the Company with publicly available information concerning certain other companies BDO deemed relevant and reviewed the current and historical market prices of the Company Shares and certain publicly traded securities of such other companies;

•	reviewed the Company Financial Projections, which are summarized in the section entitled “The Merger—Unaudited Prospective Financial Information”); and

•	performed such other financial studies and analyses and considered such other information as BDO deemed appropriate for the purposes of its opinion.

In addition, BDO held discussions with certain representatives of the Company with respect to certain aspects of the BDO’s independent valuation of the Company, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters BDO believed necessary or appropriate to its inquiry.

In giving its opinion, BDO relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with BDO by the Company or otherwise reviewed by or for BDO, and BDO did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. BDO did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did BDO evaluate the solvency of the Company under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to BDO or derived therefrom, BDO assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. BDO expressed no view as to such analyses or forecasts or the assumptions on which they were based. BDO also assumed that the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to BDO. BDO further assumed that the representations and warranties made by the Company and Intel in the Merger Agreement and the related agreements were and will be true and correct in all respects material to BDO’s analysis. BDO is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. BDO assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

BDO’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to BDO as of, the date of such opinion. BDO’s opinion noted that subsequent developments may affect BDO’s opinion, and that BDO does not have any obligation to update, revise or reaffirm such opinion. BDO’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of the Company Shares in the proposed Merger, and BDO has expressed no opinion as to the fairness of any other consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Merger. Furthermore, BDO expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed Merger, or any class of such persons, relative to the merger consideration to be paid to the holders of the Company Shares in the proposed Merger or with respect to the fairness of any such compensation. BDO expressed no opinion as to the price at which the Company Shares will trade at any future time.

The terms of the Merger Agreement, including the merger consideration, were determined through arm’s length negotiations between the Company and Intel, and the decision to enter into the Merger Agreement was solely that of the Board. BDO’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the proposed Merger or the consideration.

BDO employed generally accepted valuation methodology in rendering its opinion to the Board on February 14, 2022. The following is a summary of the material analyses utilized by BDO contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion. The summary below does not purport to be a complete description of the analyses or data presented by BDO. Some of the summaries of the financial analyses include information presented in tabular format. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of BDO’s analyses.

Discounted Cash Flow Analysis

BDO conducted a discounted cash flow analysis for the purpose of determining price per Company Share.

BDO used the Company Financial Projections in order to estimate, using also their methodologies and data, the unlevered free cash flows that the Company is expected to generate during 2022 to 2026. BDO used its own projections for 2027-2028 and for the terminal value. BDO calculated a terminal value of the Company at the end of this period by applying a perpetual growth rate of 2.0% for 2029 and beyond over BDO’s 2028 revenue projection. The unlevered free cash flows and the terminal value were then discounted to present values using a discount rate of 7.5% as of December 31, 2021, which was chosen by BDO based upon an analysis of the Weighted Average Cost of Capital of the Company developed by BDO.

These present values, when added together, resulted in the firm value of the Company. To calculate the estimated equity value for shareholders, BDO then adjusted the firm value for the Company’s net cash, deducting the RSUs and options value, as well as the fair value of the non-controlling interest in its Japanese subsidiary. This resulting equity value for shareholders was divided by the number of the Company Shares outstanding, resulted in the price per share.

The analysis indicated the price per Company Share of $39.99, which BDO compared to the merger consideration of $53.00 per Company Share in cash and the closing price per Company Share on Nasdaq as of February 11, 2022 of $33.80.

Multiples Analysis

As a secondary method, using publicly available information, BDO compared selected financial data of the Company with similar data for certain selected publicly traded companies. The companies selected by BDO were as follows:

•	Taiwan Semiconductor Manufacturing;

•	Micron Technology Inc.;

•	Intel Corporation;

•	Texas Instruments Inc.;

•	SK Hynix Inc.;

•	United Microelectronics Corporation;

•	Vanguard International Semiconductor; and

•	WIN Semiconductors Corp.

None of the selected companies reviewed is identical or directly comparable to the Company and certain of these companies may have characteristics that are materially different from those of the Company.  However, these companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of BDO’s analysis, may be considered sufficiently similar in certain respects to those of the Company. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company.

With respect to the selected companies, the information BDO presented included the multiple of enterprise value to analyst consensus estimates of EBITDA (“EV/EBITDA”) of the applicable selected companies for calendar years 2021 and 2022. Financial data for the selected companies were based on the selected companies’ filings with the SEC and publicly available Wall Street research analyst consensus estimates for calendar years 2021 and 2022 that BDO obtained from Bloomberg.

Based on the results of this analysis and other factors that BDO considered appropriate in its professional judgment, BDO selected the EV/EBITDA multiples of 10.46x for 2021 and 8.79x for 2022. BDO then applied such multipliers to the Company’s EBITDA for 2021 and estimated EBITDA for 2022, respectively. The analysis indicated a price per Company Share of $40.66 and $48.99, respectively, which BDO compared to the merger consideration of $53.00 per Company Share in cash and the closing price per Company Share on Nasdaq as of February 11, 2022 of $33.80.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by BDO. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. BDO believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of BDO with respect to the actual value of the Company.

The order of analyses described does not represent the relative importance or weight given to those analyses by BDO. In arriving at its opinion, BDO did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, BDO considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by BDO are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, BDO’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of BDO analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

As part of its corporate finance and transaction services business, BDO and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. BDO was selected to advise the Company with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the Merger, the Company has agreed to pay BDO a fee of $105,000, which will not be dependent upon the closing of the Merger. In addition, the Company has agreed to reimburse BDO for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify BDO against certain liabilities arising out of BDO’s engagement. The Company’s exclusive remedy and BDO’s sole liability to the Company, for any cause whatsoever, will be limited to 3 times the fees paid to BDO under the engagement letter between the Company and BDO.

During the two years preceding the date of BDO’s opinion, neither BDO nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of BDO’s opinion, neither BDO nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Intel.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of the Company’s shareholders more generally, as described below. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company shareholders vote to approve the Merger Proposal.

The Company’s executive officers are the same individuals who are disclosed as “senior management” in the Company’s most recent Annual Report on Form 20‑F for the year ended December 31, 2020, filed with the SEC.

Treatment of Company Equity Awards

The Company equity awards held by the Company’s non‑employee directors and executive officers will be treated as described below in the section captioned “The Merger Agreement—Treatment of Company Equity Awards.” As described in that section, options to purchase Company Shares and Company RSUs (whether vested or unvested) held by the Company’s non‑employee directors will be cancelled in exchange for cash at the Effective Time (subject to certain exceptions described in the section). The estimated aggregate amount that would be payable to the Company’s non-employee directors in settlement of their outstanding approximately 75,000 unvested Company RSUs is approximately $3.7 million. As of March 1, 2022, none of the Company’s non-employee directors hold unvested options to purchase Company Shares. The amounts in this paragraph are determined using the number of outstanding and unvested Company equity awards held by the non-employee directors as of March 1, 2022, using a value of $53.00 per Company Share, and assuming that the Effective Time occurs on March 1, 2022.

As described below under “—Double Trigger Change in Control Severance Benefits,” outstanding and unvested Company equity awards held by the Company’s executive officers are subject to certain accelerated vesting benefits upon a qualifying termination of employment in connection with the closing of the Merger. The estimated aggregate amount that would be payable to the Company’s executive officers in settlement of their outstanding approximately 1.1 million unvested Company RSUs is approximately $58.2 million. As of March 1, 2022, none of the Company’s executive officers hold options to purchase Company Shares or Company PSUs. The amounts in this paragraph are determined using the number of outstanding and unvested Company equity awards held by the executive officers as of March 1, 2022, using a value of $53.00 per Company Share, assuming that the Effective Time occurs on March 1, 2022, and assuming that each executive officer underwent a qualifying termination of employment immediately following the Effective Time.

Double Trigger Change in Control Severance Benefits

Pursuant to Board approval and shareholder approval, Mr. Ellwanger (Chief Executive Officer) is eligible for severance and change in control benefits. If Mr. Ellwanger’s employment is terminated by the Company (or a successor) without cause during the period beginning on the date the Company first publicly announces a definitive agreement that would result in a change in control of the Company and ending on the 18-month anniversary of such change in control, or if he resigns based on a “diminution of responsibilities” (as defined in the Board approval) that occurs during such period, then Mr. Ellwanger will be entitled to (i) an amount equal to his annual base salary, and (ii) fully accelerated vesting of his outstanding Company equity awards. The Merger will constitute a change in control for purposes of the foregoing benefits. Notwithstanding the above, if Mr. Ellwanger is entitled to greater statutory severance or advance notice benefits in connection with a termination of employment, he will be entitled to such greater benefits in lieu of the foregoing benefits.

Additionally, pursuant to action taken by the compensation committee of the Board, each executive officer of the Company other than Mr. Ellwanger is eligible for severance and change in control benefits. Pursuant to the compensation committee action, if an executive officer’s employment is terminated by the Company (or a successor) without cause during the period beginning on the date the Company first publicly announces a definitive agreement that would result in a change in control of the Company and ending on the 18-month anniversary of such change in control, or if the executive resigns based on a “diminution of responsibilities” (as defined in the compensation committee action) that occurs during such period, then the executive officer will be entitled to (i) an amount equal to up to six months of the executive officer’s base salary, and (ii) fully accelerated vesting of the executive officer’s outstanding Company equity awards. The Merger will constitute a change in control for purposes of the foregoing benefits. Notwithstanding the above, if an executive officer is entitled to greater statutory severance or advance notice benefits in connection with a termination of employment, the executive officer will be entitled to such greater benefits in lieu of the foregoing benefits.

Indemnification and Insurance

Parent and Merger Sub have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors, officers or employees (in the case of employees, only such persons who are covered by the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance as of the Closing Date) of the Company or a subsidiary of the Company (the “Covered Persons”) as provided in the Company’s articles of association or any indemnification contract between such person and the Company (in each case, as in effect, and in the case of any indemnification contracts, to the extent made available to Parent in accordance with the Merger Agreement) will survive the Merger and will continue in full force and effect.

For not less than seven years from and after the Effective Time, the articles of association or the equivalent charter documents of the Surviving Company and its subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the articles of association and other organizational documents of the Company and its subsidiaries. If any action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification under the Merger Agreement on or prior to the seventh anniversary of the Effective Time, the obligations described above will continue in effect until the final disposition of such action or investigation.

The Merger Agreement also provides that for not less than seven years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is in accordance with the maximum coverage set forth in the Company’s current compensation policy for directors and officers relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best reasonably available coverage, provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as is reasonably available for such amount.

Under the Merger Agreement, prior to the Effective Time, the Company will use its reasonable best efforts to purchase prepaid “tail” policies which provide the Covered Persons with coverage for an aggregate period of at least seven years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including the Transactions, provided that the Company will not pay, and the Surviving Company will not be required to pay, to secure such prepaid policies an amount in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such existing policies of D&O Insurance, but in each case will purchase as much coverage as is reasonably practicable for such amount. If the Company obtains these prepaid policies, the Surviving Company will maintain such policies in full force and effect and will continue to honor the obligations thereunder.

Employee Benefits Following the Effective Time

The Merger Agreement provides that Parent will, or will cause the Surviving Company to, provide each employee of the Company or its subsidiaries who continues to be employed by Parent or the Surviving Company or any of their respective subsidiaries following the Effective Time with certain compensation and benefits during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, as described below in the section captioned “The Merger Agreement—Employee Benefits.”

Arrangements with Parent

As of the date of this proxy statement, none of our executive officers or directors have entered into any agreement with Parent or any of its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates. Prior to or following the Closing Date, certain of our executive officers and directors may have discussions, or may enter into agreements with, Parent or its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates.

Financing of the Merger

The Merger is not conditioned on Parent obtaining the proceeds of any financing. The Company anticipates that the total funds necessary to complete the Transactions, including the Merger, will be approximately $5.9 billion. Intel is able to fund the acquisition through cash on hand, and Intel, Parent and Merger Sub have represented to the Company that they will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under the Merger Agreement. These funds include the funds needed to:

•	pay the Company’s shareholders the amounts due under the Merger Agreement; and

•	make payments in respect of certain of the Company’s outstanding equity‑based awards pursuant to the Merger Agreement in exchange for cancellation of such awards.

In addition, Intel irrevocably, absolutely, and unconditionally guarantees to the Company the full performance and payment of Parent’s, Merger Sub’s and the Surviving Company’s covenants, obligations and undertakings under the Merger Agreement and the Transactions, including any liabilities arising out of a breach of or non‑compliance with the Merger Agreement, subject to all terms, conditions and limitations contained in the Merger Agreement.

Closing and Effective Time

The Closing Date will be the second business day following the satisfaction or waiver in accordance with the Merger Agreement of all of the conditions to closing of the Merger (as described under the caption “The Merger Agreement—Conditions to the Closing of the Merger”), other than conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions, or such other date agreed upon in writing by the Company and Parent. As soon as practicable after the determination of the date upon which closing of the Merger (the “Closing”) is to take place, each of the Company and Merger Sub will deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a Certificate of Merger. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger, which will be deemed to be the Effective Time.

No Appraisal Rights

Under Israeli law, holders of Company Shares are not entitled to statutory appraisal rights in connection with the Merger.

U.S. Federal and Israeli Income Tax Consequences of the Merger

Tax matters are very complicated, and the tax consequences of the Merger to you will depend on your particular situation. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the Merger. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of U.S. federal, state, local, Israeli and non‑U.S. tax laws and the effect of any proposed change in the tax laws.

U.S. Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below).

This discussion is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

The following discussion assumes that the Merger will be consummated as described in this proxy statement and applies only to U.S. Holders that hold their Company Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder’s personal circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax, or to any U.S. Holders subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark‑to‑market method of accounting;

•	brokers, dealers or traders in securities;

•	tax‑exempt organizations or governmental organizations;

•	dealers or brokers in securities or foreign currency;

•	tax-qualified retirement plans;

•	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long‑term residents of the United States;

•	persons who hold their Company Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction or integrated investment;

•	persons who purchase or sell their Company Shares as part of a wash sale for tax purposes;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass‑through entities (and investors therein);

•	persons who hold their Company Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

•	persons who own or have owned (directly, indirectly or through attribution) more than 5% of the voting power or value of Company Shares; and

•	persons who received their Company Shares pursuant to the exercise of employee stock options or other compensation arrangements.

This discussion also does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any state, local or non‑U.S. tax considerations. We do not intend to seek any rulings from the IRS with respect to the Merger, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Company Shares, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Merger and of the ownership and disposition of Company Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Company Shares that for U.S. federal income tax purposes is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON‑U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

HOLDERS OF COMPANY SHARES WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR NON‑U.S. TAX CONSEQUENCES OF THE MERGER.

The receipt by a U.S. Holder of cash in exchange for Company Shares as a result of the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives as a result of the Merger and its aggregate adjusted tax basis in the Company Shares that it exchanges for such cash.

Any gain or loss recognized by a U.S. Holder generally would be long‑term capital gain or loss if the Company Shares surrendered were held for more than one year as of the effective date of the Merger and would be short‑term capital gain or loss if the Company Shares surrendered were held for one year or less as of the effective date of the Merger. A reduced tax rate generally applies to long‑term capital gain of a non‑corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Shares (generally, shares acquired at the same cost in a single transaction).

The foregoing discussion regarding gain recognized by a U.S. Holder as a result of the Merger assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the Company Shares exchanged in the Merger.

A non‑U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. Under the PFIC rules, if a non‑U.S. corporation were considered a PFIC at any time during which a holder held shares in such non‑U.S. corporation, then the non‑U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non‑U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on the historical composition of the Company’s income, assets, and operations, the Company believes that it was not a PFIC for any completed taxable year, and the Company does not expect to be treated as a PFIC for the current taxable year. However, given that the annual PFIC determination is fundamentally factual in nature and is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations, there can be no assurance that the Company was not or will not be classified as a PFIC for one or more of such taxable years.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Company Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such shares, including an exchange of such shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections, such as the mark‑to‑market election.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their own tax advisors concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned Company Shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of exchanging Company Shares pursuant to the Merger.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding in respect of the payment of cash in exchange for Company Shares in the Merger. Backup withholding will not apply if such U.S. Holder furnishes a properly completed and executed IRS Form W‑9, or otherwise establishes an exemption.

Generally, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Each holder should consult such holder’s tax advisor regarding the information reporting and backup withholding tax rules.

Israeli Tax Consequences

The following is a summary discussion of certain material Israeli tax considerations in connection with the Merger. The following summary is presented for general information purposes only and should not be conceived as tax advice to any particular holder of Company Shares. This summary is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Company Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale of such assets by a non‑Israel resident if those assets are either (a) located in Israel, (b) are shares or a right to a share in an Israeli resident company, or (c) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption).

Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus) derived from the disposition of Company Shares in the Merger is 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12‑month period preceding such disposition, i.e., such shareholder holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director) in the Company, the tax rate will be 30%. Certain attribution rules apply in determining a status of a “Significant Shareholder” including with respect to holders of Company Shares who are relatives, or holders who are not relatives but who have an agreement regarding regular direct or indirect cooperation on substantive matters relating to the Company. Israeli law distinguishes between real capital gain and inflationary surplus. Please consult with your own tax advisor as to the method you should use to determine the inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gains derived by Israeli companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate in Israel in 2018 and thereafter is 23%). The foregoing tax rates will not apply to individual shareholder dealing in securities or to an individual shareholder for whom such income is otherwise taxable as ordinary business income, currently, 23% for companies and a marginal tax rate of up to 47% for individuals. An additional tax of 3% is imposed on individuals whose annual taxable income from all sources, regardless of classification, exceeds a certain threshold (NIS 663,240 for 2022). The additional 3% tax is imposed on any amount which exceeds that threshold.

Under the Treaty, Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. Holder who is entitled to claim the benefits afforded to such a resident by the Treaty (a “U.S. Treaty Resident”) and holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in the Company during any part of the 12‑month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident maintained in Israel, (c) the seller, being an individual, is present in Israel for a period or periods of 183 days or more in the aggregate during the tax year, (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (e) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the Treaty, a U.S. Treaty Resident would generally be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Eligibility to benefit from tax treaties is conditioned upon the holder of Company Shares presenting a valid certificate from the ITA providing for such an exemption prior to the applicable payment for such shares.

In addition, Israeli law generally exempts non‑residents of Israel (whether an individual or a corporation) from Israeli capital gains tax on the sale of shares traded on the TASE or on a regulated market outside of Israel, such as the Nasdaq, provided, among other things, that (a) the shares were acquired after the date on which these shares were registered for trading, (b) such gains were not derived from a permanent business or business activity that the non‑Israeli resident maintains in Israel and (c) for shares traded on a stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Nevertheless, a non‑Israeli corporation will not be entitled to the foregoing exemptions if an Israeli resident (x) has a controlling interest of more than 25% in such non‑Israeli corporation or (y) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly. Company shareholders who acquired their Company Shares prior October 25, 1994 (the date on which the Company listed its shares on the Nasdaq) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty (which exemption requires the receipt in advance of a valid certificate from the ITA providing for such an exemption), may be subject to Israeli capital gains tax on the disposition of their Company Shares in the Merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the Merger to them.

Intel and the Company have agreed to request certain pre‑rulings from the ITA, providing, among other things, as follows:

•	The first request (the “Options Ruling”) will address, among others:

•
That the payment of the cash consideration with respect to shares and employee equity awards which are subject to a capital gains route trustee arrangement pursuant to Section 102 of the Ordinance prior to the lapse of the requisite holding period of Section 102 of the Ordinance shall not constitute a violation of the requirements of Section 102 if deposited with I.B.I. Trust Management, in its capacity as trustee (which we refer to as Section 102 Trustee) and released only after the lapse of the requisite holding period required by Section 102 of the Ordinance, and the applicable withholding of Israeli taxes will be executed upon release from the Section 102 Trustee.

•
The assumption of the Company’s unvested equity awards which are subject to capital gains route trustee arrangement pursuant to Section 102 of the Ordinance shall not result in a taxable event and that tax continuity shall apply with respect to the assumed awards including with regard to the requisite holding period of Section 102 of the Ordinance, and the applicable withholding of Israeli taxes will be executed upon release from the Section 102 Trustee or sale of the underlying shares.

•
Parent and anyone acting on its behalf shall be exempt from withholding of tax in relation to any payments made to the Section 102 Trustee with respect to shares and employee equity awards which are subject to a capital gains route trustee arrangement pursuant to Section 102 of the Ordinance.

•
The second request (the “Tax Withholding Ruling”) will ask that the ITA either exempts payments to be made to eligible brokers or financial institutions from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the Merger. In addition, the request will ask that non‑Israeli shareholders that purchased their Company Shares on or after October 25, 1994 (the date on which the Company listed its shares on the Nasdaq) and hold less than 5% of the outstanding Company Shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their non-Israeli residency (and to the extent that the merger consideration to be received by a shareholder shall exceed $300,000, a valid certificate of residency for tax purposes issued by the tax authority of such shareholder’s country of residence) and the date on which the Company Shares were purchased. Such a tax ruling is also expected to include a process for exempting non-Israeli holders of options, RSUs and PSUs from Israeli withholding tax. The Company cannot assure you that our requests will be accepted. Pursuant to the Merger Agreement, the paying agent and Parent are entitled to deduct and withhold from any consideration payable in the Merger such amounts as may be required to be deducted or withheld therefrom under the Ordinance and regulations promulgated thereunder, subject to providing the paying agent or Parent a certificate issued by the ITA providing for a specific exemption or reduction with respect to Israeli tax withholding.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

If the Options Ruling is not obtained prior to the Closing, the Company will seek to obtain an interim tax ruling confirming that (i) the cancellation and exchange of the Section 102 Awards and the conversion of the Section 102 Shares shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Vested Option Consideration payment in respect of Cashed-Out Company RSUs and the merger consideration deposited with the 102 Trustee until the end of the respective holding period and (ii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payment made to the paying agent and the Section 102 Trustee in respect to employees’ equity awards and shares issued upon exercise or vesting of such awards issued under Section 102 of the Ordinance. If the interim tax ruling is not obtained, the following shall apply.

If the Tax Withholding Ruling shall not be granted, Parent, Merger Sub, the Surviving Company, the Section 102 Trustee, the Exchange Agent and any other third‑party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any merger consideration, any amounts that Parent reasonably determines are required to be withheld or deducted with respect to such merger consideration under the Code, the Ordinance or any applicable provisions of Israeli Tax Law or any applicable provision of non‑Israeli Tax Law. Notwithstanding the aforesaid, with respect to the payment of merger consideration that would be subject to withholding of Israeli Taxes, the consideration otherwise payable to each shareholder of the Company (other than holders of Company Shares which are subject to a trustee arrangement pursuant to Section 102 of the Ordinance) shall, unless Parent or Exchange Agent is otherwise instructed explicitly by the ITA, be retained by the Exchange Agent for the benefit of each such shareholder of the Company for a period of up to one hundred and eighty (180) days from Closing (the “Withholding Drop Date”), and until the Withholding Drop Date, no Payor shall make any such payments to any shareholder of the Company and withhold any amounts for Israeli Taxes from the merger consideration, except: (i) if a shareholder of the Company delivers, no later than three business days prior to the Withholding Drop Date a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (as defined in the Merger Agreement) (or such other forms as are required under any applicable Tax Law) to a Payor, then the merger consideration due to such shareholder of the Company shall be paid subject to any non‑Israeli withholding which is applicable to the payment, and the deduction and withholding of any Israeli Taxes shall be made only in accordance with the declaration for Israeli Tax withholding purposes or the Valid Tax Certificate, and (ii) if a shareholder of the Company (A) does not provide Payor with a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three business days before the Withholding Drop Date, or (B) submits a written request with Payor to release such shareholder’s applicable merger consideration prior to the Withholding Drop Date but fails to submit a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Parent.

The Company, Intel, Parent and Merger Sub have each agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date) and to consummate and make effective the Transactions, including the Merger, as soon as practicable after the date of the Merger Agreement. These reasonable best efforts include supplying any information that may be required or reasonably requested by the applicable governmental authorities and agreeing to take all lawful actions necessary to obtain all approvals and clearances of the Merger or the transactions contemplated by the Merger Agreement (provided that Intel and its subsidiaries will not be required to take any actions (i) which would have a material impact on the business or financial condition of the Company and its subsidiaries, taken as a whole, (ii) which involve a sale, divestiture, lease, license, or other disposition of any assets or business of Intel or any of its subsidiaries or (iii) which limit the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of Intel or its subsidiaries, when taken together with any divestitures or behavioral restrictions taken with respect to the Company or its subsidiaries, have a material impact on the business or financial condition of Intel and its subsidiaries, taken as a whole (determined by reference to the size and scope of the operations of the Company and its subsidiaries, taken as a whole)).

The following is a summary of the material regulatory approvals required for completion of the Transactions. There can be no assurance, however, if and when any of the approvals required to be obtained for the Transactions will be obtained or as to the conditions or limitations that such approvals may contain or impose.

The Company, Intel, Parent and Merger Sub each have agreed to use its reasonable best efforts to:

(i)	cause the expiration or termination of the applicable waiting period under the HSR Act;

(ii)
obtain the approval or clearance by the relevant governmental authorities in the PRC, Germany, Israel, Japan, United Kingdom (only if a merger control notification in relation to the Transactions to the CMA is necessary or reasonably required in the opinion of Parent after consulting with, and considering in good faith the view of the Company relating to such strategy) and Italy, or, as applicable, the expiration of the mandatory waiting period;

(iii)
take all reasonable action and do all things necessary, proper or advisable to obtain the Investment Center Approval as promptly as reasonably practicable (however, such approval is not a condition to the consummation of the Transactions); and

(iv)	obtain the approval of any governmental authority in any other jurisdiction which has review, approval or regulatory authority over the acquisition of the Company.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

In considering the various conditions that must be satisfied prior to the completion of the Merger, the Company specifically considered the various regulatory filings and approvals that would be necessary to complete the Merger, including receipt of the regulatory approvals referred to below. The Company and Intel have agreed to work towards receipt of all required regulatory approvals.

HSR Act and U.S. Antitrust Matters

Under the HSR Act and the rules promulgated thereunder, certain transactions exceeding the applicable thresholds require notification to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) and expiration or termination of the applicable waiting period before the transaction can be consummated, unless an exemption applies. Intel has determined that notification of the Merger to the FTC and DOJ under the HSR Act is required because the Merger exceeds the applicable thresholds and no exemption applies.

At any time before or after consummation of the Merger, even in the event of termination of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger, even in the event of termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Other Foreign Competition Laws

The completion of the Merger is also subject to certain filing requirements under (a) the competition laws of (i) the PRC, (ii) Germany, (iii) Israel, (iv) Japan, (v) United Kingdom (only if a merger control notification in relation to the Transactions to the CMA is necessary or reasonably required in the opinion of Parent after consulting with, and considering in good faith the view of the Company relating to such strategy) and (b) the foreign investment laws of Italy. The Company, Parent and Merger Sub must also observe, as applicable, mandatory waiting periods and/or obtain the necessary approvals, clearances or consents in these foreign jurisdictions before completing the Merger.

People’s Republic of China. The Merger Agreement provides that in relation to the PRC, the Merger is conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Anti‑Monopoly Law of August 1, 2008, as amended and completed and its implementing regulations.

Germany. The Merger is also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Act against Restraint of Competition of 1958, as amended.

Israel. The Merger is also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Economic Competition Law 5748-1988, as amended.

Japan. The Merger is also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of 1947, as amended.

UK. The Merger is also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Enterprise Act 2002, as amended, only if a merger control notification in relation to the Transactions to the CMA is necessary or reasonably required in the opinion of Parent after consulting with, and considering in good faith the view of the Company relating to such strategy.

Italy. The Merger is also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Law Decree no. 56, dated May 11, 2012 and the Law Decree no. 105, dated September 21, 2019, as subsequently amended and integrated, together with all connected or subordinated implementing decrees and regulations.

Israeli Investment Center Approval

The change in the composition of our shareholders in connection with the Merger may have required the approval of the Investment Center of the Ministry of Economy and Industry of the State of Israel, established under the Law for the Encouragement of Capital Investment, 5719‑1959, as amended in order to preserve certain tax benefits granted to us under the Encouragement Law. This law provides that capital investments in eligible facilities may be designated upon application as an “Approved Enterprise” or “Beneficiary Enterprise.” Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include grants, tax benefits and tax holidays.

The Company agreed under the Merger Agreement to prepare and file, as soon as practicable and no later than 15 business days after the date of the Merger Agreement, an application to obtain the Investment Center Approval with respect to the change in ownership of the Company to be effected by the Merger. The parties have agreed to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the application for such approval and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval. After the execution of the Merger Agreement, however, the Company notified the Investment Center regarding the Merger Agreement and received a response from the Investment Center that the Merger is not subject to such Investment Center Approval. Receipt from the Investment Center of that approval is not a condition to the closing of the Merger under the Merger Agreement.

Israeli Innovation Authority

Due to the funding the Company received from the Israeli Innovation Authority (“IIA”) (formerly, the Office of the Chief Scientist of the Ministry of Economy and Industry), pursuant to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (the “Innovation Law”) the Company must file a notice to the IIA, to inform the IIA of the change of ownership of the Company to be effected by the Merger. In addition, Parent must provide a signed undertaking towards the IIA in a standard form required by the IIA in which Parent agrees to be bound by and to comply with the provisions of the Innovation Law. The Company will submit the notice to the IIA after the extraordinary general meeting and prior to the Closing Date. The filing of the IIA notice is not a condition to completion of the Merger under the Merger Agreement.

Israeli Companies’ Registrar

Each of the Company and Merger Sub is required to file with the Companies Registrar a merger proposal setting forth specified details with respect to the Merger within three days of convening an extraordinary general meeting to approve the Merger.

After the shareholders’ vote, each of the Company and Merger Sub must file a notice with the Companies Registrar regarding the approval of the Merger by the Company shareholders no later than three days after the date on which such approval is received.

Assuming that the shareholders of the Company approve the Merger Proposal (and all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least 30 days have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company shareholders and at least 50 days have passed from the date of the filing of the merger proposals with the Companies Registrar, the Merger will become effective upon the issuance of a certificate of merger following a request by the Company and Merger Sub, and upon request the Companies Registrar will be required to register the Merger in the Companies’ register.

Israeli Tax Rulings

The Company has agreed to request certain rulings from the ITA (as defined in the Merger Agreement). See “—Israeli Tax Consequences.”

Notice to Creditors

Pursuant to the ICL, a notification of the Merger must be sent to the secured creditors of each merging company within three days after the applicable merging company’s merger proposal was filed with the Companies Registrar and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non‑secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Companies Registrar and, with respect to the Company, in one daily newspaper in New York within three business days of the date that the Company’s merger proposal is filed with the Companies Registrar. Both merging companies will notify their respective creditors of the merger in accordance with these requirements, to the extent applicable. Both merging companies will notify the Israeli Companies’ Registrar of the notices given to their respective creditors.

Notice to Employees

In addition, pursuant to the ICL, because we employ more than 50 employees, we must post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Companies Registrar. We intend to satisfy such requirement by posting a copy of the publication in a prominent location in our office.

Other Regulatory Approvals

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents to the consummation of the Merger. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval by shareholders and the completion of the Merger. Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following summary describes the material provisions of the Merger Agreement. The descriptions of the Merger Agreement in this summary and elsewhere in this proxy statement are not complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. We encourage you to read the Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement. Capitalized terms used in this section but not defined in this proxy statement have the meaning ascribed to them in the Merger Agreement.

The representations, warranties, covenants and agreements described below and included in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Merger Agreement; and (3) may be subject to important qualifications, limitations and supplemental information agreed to by the parties in connection with negotiating the terms of the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC and the ISA (or furnished by the Company to the SEC) and in some cases were qualified by confidential matters disclosed to Parent, Merger Sub and Intel by the Company in connection with the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating contractual risk between the Company, Parent, Merger Sub and Intel rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Shareholders should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or Intel or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of the Company, Parent, Merger Sub and Intel because the parties may take certain actions that are either expressly permitted in the confidential Company Disclosure Letter to the Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Merger Agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Parent, Merger Sub, Intel or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC and the ISA regarding the Company and our business, including the Company’s Annual Report on Form 20‑F for the year ended December 31, 2020, which is incorporated herein by reference.

Effects of the Merger; Directors and Officers; Articles of Association

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the provisions of the ICL, at the Effective Time, (1) Merger Sub will be merged with and into the Company, with the Company becoming a wholly‑owned subsidiary of Parent; and (2) the separate corporate existence of Merger Sub will thereupon cease. From and after the Effective Time, the Surviving Company will possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the debts, liabilities and obligations of the Company and Merger Sub will become the debts, liabilities and obligations of the Surviving Company.

The parties will take all necessary action to ensure that, effective as of, and immediately following, the Effective Time, the directors and officers of the Surviving Company will consist of the individuals designated by Parent prior to the Effective Time, to hold office in accordance with the articles of association of the Surviving Company until their successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter amended.

Closing and Effective Time

The Closing Date will be the second business day following the satisfaction or, to the extent permitted, waiver of all conditions to closing of the Merger (described below under the caption “The Merger Agreement—Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the Merger, but subject to satisfaction or waiver, to the extent permitted, of those conditions) or such other time agreed to in writing by the Company and Parent.

As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub will deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a Certificate of Merger after notice that the Closing has occurred is served to the Companies Registrar, which the parties will deliver promptly following the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL.

Merger Consideration

At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to remain outstanding in accordance with the Merger Agreement) shall be deemed to have been transferred to Parent in exchange for the right to receive the merger consideration (which is $53.00 per share in cash, without interest and less any applicable withholding taxes, if applicable). From and after the Effective Time, (a) except as provided for in the Merger Agreement, the holders of all Company Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated shares of Company Shares represented by book‑entry form and each certificate that, immediately prior to the Effective Time, represented any such Company Shares) will cease to have any rights except the right to receive the merger consideration applicable to such Company Shares and (b) the share transfer books of the Company will be closed with respect to all Company Shares outstanding and no further transfer of any such Company Shares will be made on such share transfer books after the Effective Time, and Parent shall be registered as the sole owner of all Company Shares in the Company’s share register, as shall reflected in an updated share register and share certificate to be delivered to Parent by the Company at the Effective Time.

Treatment of Company Equity Awards

Cashed-Out Company Options

At the Effective Time, each option to purchase Company Shares that is outstanding immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms as of the date of the Merger Agreement or (ii) except as described below, is held by a non-employee director of the Company or otherwise is held by an individual who is not a Continuing Employee (whether vested or unvested) (each, a “Cashed-Out Company Option”) will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $53.00 over the applicable per share exercise price for such option. For each option to purchase Company Shares that is unvested and held by a non-employee director who has served on the Company’s board of directors for less than five years as of the Effective Time, namely Michal Vakrat Wolkin and Avi Hasson, only 50% of such option will constitute a Cashed-Out Company Option, and the remainder of the option will be cancelled without consideration at the Effective Time.

Assumed Company Options

At the Effective Time, each option to purchase Company Shares held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company Option (each, an “Assumed Option”), will be assumed by Intel and converted into a stock option covering common shares of Intel having substantially the same terms and conditions as the Assumed Option, including the vesting schedule and payment timing, except that each such stock option will cover a number of common shares of Intel equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, and have an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent.

Cashed-Out Company RSUs

At the Effective Time each Company restricted share unit award (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time and either (i) has fully vested immediately prior to the Effective Time but has not yet been settled in Company Shares or (ii) except as described below, is held by a non-employee director of the Company (each, a “Cashed-Out Company RSU”), whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) $53.00. For each Company RSU that is unvested and held by a non-employee director who has served on the Company’s board of directors for less than five years as of the Effective Time, namely Michal Vakrat Wolkin and Avi Hasson, only 50% of such Company RSU will constitute a Cashed-Out Company RSU, and the remainder of the Company RSU will be cancelled without consideration at the Effective Time.

Assumed Company RSUs

At the Effective Time, each Company RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company RSU (each, an “Assumed RSU”), will be assumed by Intel and converted into an Intel restricted stock unit award having substantially the same terms and conditions as the Assumed RSU, including vesting schedule and payment timing, but covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Assumed RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and rounding such product down to the nearest whole number.

Assumed Company PSUs

At the Effective Time, the number of shares issuable with regard to each Company performance share unit award (a “Company PSU”) that is outstanding immediately prior to the Effective Time will be determined in good faith and approved by the Company’s board of directors (or a committee thereof, as applicable), which number shall be determined based on its determination of the greater of (i) the average performance results for the two most recently completed years prior to the year in which the closing of the Merger occurs, and (ii) actual performance as of the closing of the Merger (such final amount, the “Performance Satisfied PSUs”). The Performance Satisfied PSUs will be assumed by Intel and converted into an Intel restricted stock unit award having substantially the same terms and conditions as the Company PSU, other than performance goals, but covering a number of common shares of Intel equal to the product of (x) the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs multiplied by (y) the Exchange Ratio, and rounding such product down to the nearest whole number.

All of the amounts described in this section will be subject to any applicable withholding taxes and deductions.

Exchange and Payment Procedures

On or prior to the Effective Time, Parent or Merger Sub will (i) designate a bank or trust company reasonably acceptable to the Company, which we refer to as the “Exchange Agent,” to make payments of the merger consideration to shareholders (other than consideration to be paid with respect to Section 102 Shares), which payment will be substantially concurrently transferred directly to the Section 102 Trustee and (ii) to the extent necessary in connection with the Withholding Tax Ruling, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli tax withholding purposes and/or a Valid Tax Certificate. At the Closing, Parent or Merger Sub will initiate, or cause to be initiated, a wire transfer to deposit with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate amount of merger consideration to shareholders of the Company (other than consideration to be paid with respect to Section 102 Shares) (the “Exchange Fund”), for the sole benefit of the holders of Company Shares (other than the holders of Section 102 Shares). At the Closing, Parent or Merger Sub will initiate, or cause to be initiated, a wire transfer to deposit the aggregate merger consideration payable with respect to the Section 102 Shares to the Section 102 Trustee, on behalf of holders of Section 102 Shares. In any event, such funds will be deposited with the Exchange Agent and the Section 102 Trustee, as applicable, within two business days after the Effective Time.

As soon as reasonably practicable after the Effective Time, Parent will, and will cause the Surviving Company to, cause the Exchange Agent to mail to each holder of record of a share certificate or book‑entry share as of the Effective Time and whose Company Shares were exchanged into the right to receive the merger consideration (i) a letter of transmittal, (ii) instructions advising shareholders how to surrender share certificates and book‑entry shares in exchange for their portion of the aggregate amount of merger consideration and (iii) a declaration and/or Valid Tax Certificate, or such other forms as are required under applicable tax laws, in which the beneficial owner of a Company Share provides certain information necessary for Parent or the Exchange Agent or Information Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner under the Ordinance. Upon receipt of (1) surrendered certificates (or affidavits of loss in lieu thereof) or book‑entry shares representing the Company Shares, as applicable, (2) a signed letter of transmittal and such other documents as may be required pursuant to such instructions and (3) a completed and executed declaration for tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable tax law), the holder of such shares will be entitled to receive the merger consideration in exchange therefor. The amount of any merger consideration paid to the Company’s shareholders may be reduced by any applicable withholding taxes.

Unless otherwise determined in the Withholding Tax Ruling, if any cash deposited with the Exchange Agent is not disbursed within 12 months following the Effective Time, such cash will be returned to Parent, upon demand, and any holders of Company Shares who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to the Surviving Company and Parent as general creditors for payment of the merger consideration.

The letter of transmittal will include instructions if a shareholder has lost a share certificate or if such certificate has been stolen or destroyed. In the event any certificates have been lost, stolen or destroyed, then before such shareholder will be entitled to receive the merger consideration, such shareholder will have to provide an affidavit of the loss, theft or destruction, and if required by Parent or the Exchange Agent, deliver a bond in such amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, Merger Sub, or the Exchange Agent with respect to such certificate.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent, Merger Sub and Intel.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect,” and collectively, “Effects”) that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company’s subsidiaries, taken as a whole; provided, however, that no Effects relating to the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)	changes in the industry in which the Company and the Company’s subsidiaries operate;

(ii)	general economic conditions;

(iii)	changes in securities markets, credit markets, currency markets or other financial markets;

(iv)	political conditions or changes in such conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events;

(vi)	changes in Law or other legal or regulatory conditions (or the controlling interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof);

(vii)
Effects directly arising from the announcement (whether or not authorized by the parties, including any pre‑signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of the Company) or pendency of the Merger Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company’s subsidiaries or their employees (including any impact on the relationship of the Company or any of the Company’s subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners), provided that such exceptions will not apply with respect to any representation or warranty set forth in Section 3.5 of the Merger Agreement that by its terms addresses the consequences of the announcement or pendency of the Merger Agreement or the Transactions contemplated;

(viii)
changes in the Company’s share price or the trading volume (including suspension of trading) of the Company’s share capital, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition);

(ix)	any breach, violation or non‑performance of any provision of the Merger Agreement by Parent or any of its affiliates;

(x)	actions or omissions by the Company under this Agreement taken or not taken at the request of Parent; and

(xi)
the effects of COVID-19 (as defined in the Merger Agreement), epidemics, pandemics, disease outbreaks or any COVID-19 Measures (as defined in the Merger Agreement) or any change in such COVID-19 Measures.

Notwithstanding the foregoing, to the extent the Effects described in any of the first six items and the eleventh item described in the above bullet points disproportionately affect the Company and the Company’s subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries in which the Company and the Company’s subsidiaries operate, only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect.

In addition, “Company Material Adverse Effect” includes any Effects that, individually or in the aggregate, would prevent or materially impair the Company from consummating the Transactions (including the Merger) or performing any of its material obligations under the Merger Agreement.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing (to the extent applicable) and authority and qualification to conduct business with respect to the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into and perform the Merger Agreement, and the enforceability of the Merger Agreement;

•
the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to the Company or its subsidiaries or the resulting creation of any lien upon the Company’s assets due to the performance of the Merger Agreement;

•	the capital structure of the Company and its subsidiaries;

•
the absence of any contract relating to the voting of any of the Company’s or its subsidiaries’ securities and of any contractual obligations of the Company and its subsidiaries to acquire any of the Company’s or its subsidiaries’ securities;

•	required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;

•
the Company’s and its subsidiaries’ compliance with laws, including applicable anti-bribery and anti-corruption laws, applicable customs and trade laws, and applicable laws relating to government contracts;

•	the Company’s and its subsidiaries’ possession of necessary permits and internal controls, policies and procedures;

•
the accuracy and timeliness of all documents required to be filed or furnished by the Company’s and its subsidiaries’ with the SEC, the TASE and the ISA, and the Company’s compliance with the Israeli Securities Law

•	the accuracy and completeness of the Company’s consolidated financial statements;

•	the Company’s internal accounting controls and procedures;

•	the Company’s disclosure controls and procedures;

•
the conduct of the business of the Company and its subsidiaries in the ordinary course consistent with past practice and the absence of a Company Material Adverse Effect, in each case since June 30, 2021;

•	the absence of litigation;

•	employee benefit plans;

•	labor and employment matters;

•	the accuracy of information to be provided in this proxy statement;

•	tangible assets of the Company and its subsidiaries and the absence of certain liens thereon;

•	real property owned or leased by the Company and its subsidiaries;

•	trademarks, patents, copyrights and other intellectual property matters;

•	cybersecurity matters;

•	tax matters;

•	environmental matters;

•	the existence and enforceability of specified categories of the Company’s and its subsidiaries’ material contracts and the violation or breach of or default thereunder;

•	compliance with Nasdaq and the TASE listing criteria and the absence of listing on any stock exchange other than Nasdaq and the TASE;

•	the identities of and status of relationships with the Company’s and its subsidiaries’ top customers, suppliers and resellers, distributors and sales agents;

•	insurance matters;

•	payment of fees to brokers in connection with the Merger Agreement;

•	the inapplicability of anti‑takeover statutes to the Merger;

•	absence of any transactions, relations or understandings between the Company or any of its subsidiaries and any affiliate or related person;

•	the necessary vote of shareholders in connection with the Merger Agreement;

•	the rendering of J.P. Morgan’s and BDO’s fairness opinions to the Board; and

•	the Company’s authority to dispose of and the status of certain debentures held by the Company.

Each of Intel, Parent and Merger Sub has made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Intel, Parent and Merger Sub;

•	Intel’s, Parent’s and Merger Sub’s corporate authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;

•	the absence of any conflict, violation or material alteration of any organizational documents, or applicable laws due to the performance of the Merger Agreement;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	the absence of litigation;

•	accuracy of information supplied by Intel, Parent and Merger Sub for inclusion in this proxy statement;

•	ownership of the Company’s share capital by Intel, Parent and Merger Sub;

•	matters with respect to Intel’s Parent’s and Merger Sub’s sufficiency of funds;

•	payment of fees to brokers in connection with the Merger Agreement; and

•	the operations of Merger Sub.

Some of the representations and warranties in the Merger Agreement made by Intel, Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect on Intel, Parent or any of their subsidiaries that, individually or in the aggregate, (i) materially impairs the ability of Intel, Parent or Merger Sub to perform its obligations under the Merger Agreement or (ii) would prevent Parent or Merger Sub from consummating the Merger.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.

Conduct of Business Pending the Merger

The Merger Agreement provides that during the period of time between February 15, 2022 (which is the date of the signing of the Merger Agreement) and the earlier to occur of the termination of the Merger Agreement or the Effective Time, except as (1) as set forth in the confidential Company Disclosure Letter to the Merger Agreement; (2) expressly contemplated under the Merger Agreement or required by law or order (including any COVID-19 Measures); or (3) consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed, solely with respect to the items marked with a “*” below), the Company:

(a)
will, and will cause each of its subsidiaries to, subject to the restrictions and exceptions in the Merger Agreement, conduct its business, in all material respects, in the ordinary course of business in a manner consistent with past practice, including, to the extent consistent therewith, using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other persons with whom it and they have material business relations;

(b)	will not, and will not permit any of its subsidiaries to, among other things (subject to certain exceptions set forth in the Merger Agreement and Company Disclosure Letter to the Merger Agreement):

(i)
declare, accrue, set aside or pay any dividends on its outstanding shares, except dividends and distributions by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;

(ii)
split, combine, reduce or reclassify any of its share capital except for any such transaction by a wholly-owned subsidiary of the Company that remains a wholly-owned subsidiary of the Company after such transaction;

(iii)
except as required by any Company Plan in effect on the date of the Merger Agreement and set forth in the Company Disclosure Letter to the Merger Agreement or as required by applicable law: (A) grant, provide, amend or increase any retention or change in control payments to any current or former employee, director or individual independent contractor; (B) grant, provide, amend or increase any severance payments or benefits to any current or former employee, director or individual independent consultant; (C) grant, provide, amend or materially increase the cash or equity compensation or benefits payable or to become payable to any of its current or former employees, directors or individual independent contractors, including any bonus discretionary cash payments or incentive compensation; (D) accelerate the vesting or payment date of any equity awards of the Company or accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan; (E) other than to directly replace an employee below the level of vice president whose employment with the Company terminates after the date of the Merger Agreement, hire or retain any person for employment or promote, or other than for cause, terminate the employment or engagement of an employee of the Company or any of its subsidiaries, at the level of manager or above; (F) establish, adopt, enter into, amend or terminate collective bargaining agreement, or recognize or certify any labor organization or group of employees as the bargaining representative for any employee; (G) establish, adopt, enter into, amend or terminate any Company Plan (or any arrangement that would be a material Company Plan if in effect on the date of the Merger Agreement), other than (1) employment agreements and offer letters entered into in the ordinary course of business consistent with past practice that do not provide for change in control benefits, and (2) annual renewals of or modifications to Company Plans in the ordinary course of business consistent with past practice that are health or welfare plans and that do not increase the cost to the Company or any of the Company’s subsidiaries of such Company Plan; or (H) waive, release or amend any restrict covenants of any current or former employee or other worker;*

(iv)	make any material change in its financial accounting policies, practices or methodologies, except as required by law, GAAP, SEC, Nasdaq or TASE policy;

(v)
acquire or agree to acquire, directly or indirectly (including by merger, consolidation, operation of law, or acquisition of shares, other equity interests or assets or any other business combination), (A) any corporation, partnership other business organization or any division, business, assets or properties of any other person (other than (1) acquisition by the Company from any of the Company’s wholly-owned subsidiaries or among any of the Company’s wholly-owned subsidiaries, (2) the purchase of inventory, equipment, raw material or supplies in the ordinary course of business consistent with past practice, or (3) non-exclusive inbound licenses of intellectual property in the ordinary course of business) in an amount in excess of $2.5 million individually or $10 million in the aggregate, or (B) any investment in any other person in an amount in excess of $2.5 million individually or $10 million in the aggregate, including by purchase of capital stock or securities, contributions to capital or property transfer (other than between the Company and any of the Company’s wholly-owned subsidiaries or between any of the Company’s wholly-owned subsidiaries);*

(vi)	cause, permit or propose any amendment to, or otherwise amend the Company’s or any of the Company’s subsidiaries governing documents;

(vii)
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of the Company or any of the Company’s subsidiaries other than (A) the Merger and (B) transactions between or among the Company’s direct or indirect wholly-owned subsidiaries;

(viii)
issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien, other than Permitted Liens (each, as defined in the Merger Agreement), any shares or voting securities of the Company or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock‑based performance units;*

(ix)	directly or indirectly, purchase, redeem, or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital;

(x)
redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness (as defined in the Merger Agreement) for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities, except for (A) any Indebtedness among the Company and the Company’s subsidiaries or between the Company’s subsidiaries, (B) guarantees by the Company of the Indebtedness of the Company’s subsidiaries or guarantees by the Company’s subsidiaries of Indebtedness of the Company or a Company’s subsidiary, (C) any other Indebtedness in an amount not to exceed $1 million in aggregate principal amount, and purchase money financings and capital leases entered into in the ordinary course of business in an amount not to exceed $25 million in the aggregate at any time outstanding, in each case, except as otherwise set forth in the Company Disclosure Letter to the Merger Agreement, and (D) any hedging obligations of the Company or a Company’s subsidiary in the ordinary course of business consistent with past practice;*

(xi)
make any loans or advances, or cancel any Indebtedness for borrowed money owed to the Company, other than to wholly‑owned subsidiaries and in respect of travel or other business expenses in the ordinary course of business consistent with past practice;*

(xii)
allow to lapse, encumber, sell, lease, license, transfer, assign, exchange, swap, abandon, pledge or otherwise waive or dispose of, or subject to any Lien, other than Permitted Liens, any of its properties, rights or assets, except for (A) sales of inventory or Company Products (as defined in the Merger Agreement), or dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) the licensing, sale, abandonment or allowance to lapse of the Company’s registered intellectual property that is not material Company-owned intellectual property, and (C) non‑exclusive licenses of intellectual property in the ordinary course of business consistent with past practice;*

(xiii)
release any Sensitive Technology (as defined in the Merger Agreement) under any Copyleft Terms (as defined in the Merger Agreement) or use any open source material in such a way that would require the release of any Sensitive Technology under any Copyleft Terms;*

(xiv)
settle, pay, discharge or satisfy any actions other than actions that (A) involve the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company’s consolidated balance sheet as of June 30, 2021 in an amount that is less than the amount reserved, (B) do not involve the payment of money in excess of the amounts stipulated in the Merger Agreement, except as otherwise set forth in the Company Disclosure Letter to the Merger Agreement; (C) do not involve the grant of equitable relief or otherwise impose any material restriction on the Company’s or any of the Company’s subsidiaries’ business, (D) do not relate to any litigation brought by or on behalf of the shareholders of the Company in connection with the Merger Agreement or the Transactions, and (E) do not include an admission of liability or fault on the part of the Company and the Company’s subsidiaries;*

(xv)	institute any action by the Company or any of the Company’s subsidiaries, other than in the ordinary course of business consistent with past practice;*

(xvi)
(A) make (except for elections made in the ordinary course of business consistent with past practice) or change any material tax election; (B) change any tax accounting period with respect to a material tax or material method of tax accounting; (C) file any amended tax return (other than any amended immaterial tax return which filing would reasonably be expected to be beneficial to the Company or any of the Company’s subsidiaries); (D) settle or compromise any audit or proceeding relating to a material tax or a material amount of taxes; (E) except in the ordinary course of business consistent with past practice, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes; (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material tax or surrender any right to claim a material tax refund; or (G) request a tax pre-ruling or ruling from any governmental authority (other than any such request (1) expressly contemplated by the Merger Agreement or (2) that relates to an immaterial amount of tax and that would reasonably be expected to be beneficial to the Company or any of the Company’s subsidiaries);*

(xvii)
except for renewals or extensions of any existing Company Material Contract (as defined in the Merger Agreement) in the ordinary course of business consistent with past practice (as long as the terms of such renewals or extensions are substantially consistent with existing Company Material Contracts), (A) enter into any contract that if entered into prior to February 15, 2022 would have been a Company Material Contract described in subsections (iii)-(ix), (xii), (xiii), (xiii), (xiv) or (xvi) of Section 3.17(a) of the Merger Agreement, (B) materially modify or amend to the extent related to, or waive, release or assign any rights or claims under, any Company Material Contract described in subsections (iii)-(ix), (xii), (xiii), (xiii), (xiv) or (xvi) of Section 3.17(a) of the Merger Agreement, or (C) enter into, materially modify, amend, waive, release or assign any material rights or claims under any other Company Material Contract other than in the ordinary course of business consistent with past practice;*

(xviii)
enter into or become bound by, or amend, modify, terminate or waive (or seek to do any of the foregoing with respect to) any Contract to purchase, sell or grant any security interest in any real property or any real property lease;

(xix)	except for certain expenditures specified in the Company Disclosure Letter, make any capital expenditures;*

(xx)
apply for or accept (A) any governmental grant from the IIA or any other Israeli governmental authority, which government grant is extended to support the Company’s or any of the Company’s subsidiaries’ research and development operations or (B) any material government grants from any other governmental authority, provided, however, that the Company shall have the right to accept additional funds under existing government grants from the IIA for which the Company has already received funds if such acceptance of funds by the Company does not impose any additional restrictions on the Company;

(xxi)
write up, write down or write off the book value of any assets, except (A) for depreciation and amortization in accordance with GAAP consistently applied, (B) as otherwise required under GAAP (including to increase any reserves for contingent liabilities) or (C) in the ordinary course of business consistent with past practice in accordance with GAAP;*

(xxii)
change the Company’s or any of its subsidiaries’ accounting and financial reporting controls and procedures, except as permitted by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by the Company’s independent public accountants;

(xxiii)	change the Company’s or any of its subsidiaries’ fiscal year;*

(xxiv)	cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

(xxv)	enter into any new line of business outside of the existing business of the Company and the Company’s subsidiaries, taken as a whole;*

(xxvi)	become party to or approve or adopt any stockholder right plan or “poison pill” arrangement;*

(xxvii)
call or convene any general or extraordinary meeting of the Company’s shareholders or seek any action or other approval of or from the Company’s shareholders with respect to any action prohibited by Section 5.1 of the Merger Agreement;* or

(xxviii)	agree in writing to take any or authorize any of the foregoing actions.

Competing Proposals

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, and subject to certain exceptions set forth in the Merger Agreement, the Company has agreed not to, and to cause its subsidiaries and its and their respective representatives not to:

(i)
solicit or initiate or knowingly assist, facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal (as defined below) or engage in any discussions or negotiations with respect thereto;

(ii)
provide any information regarding, cooperate with or provide access to the properties, personnel, books and records of, the Company or any subsidiary of the Company to any person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal;

(iii)	participate or engage in discussions or negotiations with any person with respect to a Competing Proposal;

(iv)	approve, endorse or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal;

(v)
withdraw or change or qualify in a manner adverse to Parent, the Board’s recommendation that the Company’s shareholders approve the Merger, the Merger Agreement and the consummation of the Transactions (the “Company Board Recommendation”) or fail to include the Company Board Recommendation in the proxy statement when disseminated to the shareholders of the Company;

(vi)	fail to publicly reaffirm the Company Board Recommendation within 10 business days after receipt of a written request by Parent following a Competing Proposal becoming publicly known;

(vii)
if a tender offer or exchange offer that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company within 10 business days after the commencement thereof;

(viii)
enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar contract or understanding relating to any Competing Proposal (whether binding or nonbinding); or

(ix)
resolve or agree to do any of the foregoing (each of the acts described in (iv)-(viii), or this clause (ix) (to the extent related to clauses (iv)-(viii) above) shall be referred to as a “Company Change of Recommendation”).

Notwithstanding the restrictions described above, if the Company receives, after February 15, 2022 and prior to the approval of the Merger Agreement by the Company’s shareholders, a Competing Proposal which is not solicited in breach of the Merger Agreement and the Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal (as defined below) or would reasonably be likely to lead to a Superior Proposal, and the failure to take action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under Israeli law the Company may:

•
furnish information (including nonpublic information) to the person making such Competing Proposal if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement; and

•	participate or engage in discussions or negotiations with such person with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto.

The Company will notify Parent within 24 hours after the receipt of any Competing Proposal, together with the identity of the person making any such Competing Proposal inquiry, indication, request or offer, or any inquiry, indication, request or offer that would be reasonably expected to lead to a Competing Proposal, and provide Parent with a copy of the Competing Proposal, inquiry, indication, request or offer, together with any documents and proposed material terms relating to the financing thereof. The Company will keep Parent reasonably informed on a substantially current basis (including by notifying Parent within 24 hours after the occurrence of any amendment or modification of the price or any other material term and any material developments regarding such Competing Proposal) of the status of discussions relating to any Competing Proposal inquiry, indication, request or offer. The Company will also promptly provide (within 24 hours of sending or providing) written notice to Parent containing copies of correspondence, documents and other written materials sent by or provided to the Company, the Company’s subsidiaries or any of their representatives that describes any financial or other material terms or conditions of such Competing Proposal, inquiry, indication, request or offer (together with written summaries of any additional or modified material terms or conditions conveyed orally to or by the Company).

For purposes of the Merger Agreement:

“Competing Proposal” means any offer, inquiry, indication of interest or proposal made by a person or group (as defined in the Exchange Act and the rules promulgated thereunder) (other than a proposal or offer by Parent or any of its subsidiaries) at any time that contemplates, involves or otherwise relates to, through any transaction or series of transactions (other than the Transactions) (i) a merger, consolidation, business combination or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions, (ii) such person or group otherwise acquiring beneficial ownership (as defined under the Exchange Act and the rules promulgated thereunder) of at least 15% of the assets (on a consolidated basis with its Subsidiaries, as measured by fair market value as determined in good faith by the Board) of or equity interest (including Company Securities (or securities convertible into or exchangeable for, such securities)) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi‑step or series of related transactions), or (iii) any direct or indirect sale, lease, exchange, transfer, license or disposition of assets representing 15% or more of the revenue, net income or assets (in each case, on a consolidated basis, as measured by fair market value as determined in good faith by the Board) of the Company and the Company’s subsidiaries, taken as a whole; and

“Superior Proposal” means a bona fide written offer from a third party (on its most recently amended or modified terms, if amended or modified) constituting a Competing Proposal (with references to 15% and 85% being deemed to be replaced with references to 50%), which did not result from a material breach of Section 5.2 of the Merger Agreement and which the Board determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account such factors as the Board considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation).

The Board’s Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Board has made the recommendation that the holders of Company Shares vote “FOR” the Merger Proposal. The Merger Agreement provides that the Board will not effect a Company Change of Recommendation (as defined above) except as described below.

At any time prior to the approval of the Merger Agreement by the Company’s shareholders, the Board may make a Company Change of Recommendation in response to a Company Intervening Event (as defined below) if:

•
the Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under Israeli law;

•	the Company has provided Parent with a written notice of such determination stating that the Board intends to effect a Company Change of Recommendation; and

•
during the period commencing on the date of Parent’s receipt of such notice and ending at 5:00 p.m. California time on the date that is the fourth business day thereafter the Company has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment to the Merger Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Board again makes the determination described in the first bullet point above.

At any time prior to the approval of the Merger Agreement by the Company’s shareholders, the Board may, in response to its receipt of a Competing Proposal, make a Company Change of Recommendation or terminate the Merger Agreement to enter into a definitive written agreement providing for such Competing Proposal if:

•
the Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal and (y) the failure to make such Company Change of Recommendation or to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under Israeli law;

•
the Company has provided Parent with a written notice of such determination and that the Board intends to effect a Company Change of Recommendation or that the Company intends to terminate the Merger Agreement; and

•
during the period commencing on the date of Parent’s receipt of such notice and ending at 11:59 p.m. California time on the date that is the fifth business day thereafter the Company has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to the Merger Agreement and has considered in good faith any written proposals made by Parent that if accepted by the Company would be binding upon Parent, and after taking account of Parent’s proposals, if any, the Board again makes the determination described in the first bullet point above.

Further, except to the extent any such action would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli law, the Company:

•
may not terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date of the Merger Agreement), and

•	must use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

“Company Intervening Event” means a material positive change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect”) on the business, assets, properties, financial condition or results of operations of the Company and the subsidiaries of the Company, taken as a whole, (a) that was not known or reasonably foreseeable to the Board and the material consequences of which were not reasonably foreseeable as of the date of the Merger Agreement, but become known to the Board prior to the receipt of approval of the Merger by the Company’s shareholders and (b) that does not relate to any Competing Proposal; provided, however, that any Effect related to any of the following shall not constitute a Company Intervening Event: (i) the Effects arising from the announcement (whether or not authorized by the parties, including any pre‑signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of the Company), pendency or consummation of the Merger Agreement or the Transactions; or (ii) any change in the trading price or trading volume of Company Shares on Nasdaq or any change in the Company’s credit rating.

Employee Benefits

As described in further detail in the Merger Agreement, Parent has agreed that for the period commencing at the Effective Time and ending 12 months following the Effective Time (such period, the “Transition Period”), Parent will, or will cause the Surviving Company or applicable subsidiary or affiliate of Parent to provide each employee of the Company or its subsidiaries who continues to be employed by Parent, the Surviving Company or any subsidiary or affiliate of Parent as of the Effective Time, while they remain employed during the Transition Period (each, a “Continuing Employee”) with:

•
a total target cash compensation opportunity (inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding any equity or equity-linked compensation opportunity) that is no less favorable in the aggregate than the total target cash compensation opportunity that was provided to such Continuing Employee immediately before the Effective Time; and

•
employee benefits (excluding benefits under any defined benefit pension plan or post-retirement medical plan, and excluding any equity or equity-linked compensation opportunity) that are no less favorable in the aggregate than those provided to such Continuing Employee immediately before the Effective Time.

Effective as of the Effective Time, Parent will use commercially reasonable efforts to provide or to cause the Surviving Company to provide that periods of service with the Company or any subsidiary of the Company of Continuing Employees will be credited for all purposes (including for purposes of vesting, eligibility to participate and level of benefits but excluding for purposes of benefit accruals under any defined benefit pension plan or for purposes of equity compensation vesting for new equity awards granted after the Closing Date) under all employee benefit plans maintained by Parent or an affiliate of Parent (including the Surviving Company) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company benefit plan in which such Continuing Employee participated or was eligible to participate immediately before the Effective Time and to the extent permitted under the terms and conditions of such plans for the benefit of the Continuing Employees, other than as would result in a duplication of benefits for the same period of service.

Additionally, effective as of the Effective Time and thereafter, Parent will use commercially reasonable efforts to or shall cause the Surviving Company to, with respect to Continuing Employees who reside in the United States, (1) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to such Continuing Employees under the applicable health, welfare and defined contribution retirement benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company benefit plans immediately prior to the Effective Time) and (2) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company benefit plans immediately before the Effective Time unless such conditions would not have been waived under the Company Plans in which such employee participated immediately prior to the Effective Time.

The Merger Agreement does not confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or interfere with or restrict in any way the rights of Parent and the Surviving Company to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, subject to the terms of applicable law.

Efforts to Close the Merger

Under the Merger Agreement, each of the Company, Intel, Parent and Merger Sub has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to cause the conditions to closing of the Transactions to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of the Merger Agreement, including obtain all required governmental and regulatory approvals and clearances; provided, however, that, Intel and its subsidiaries will not be required to take any actions (a) which would have a material impact on the business or financial condition of the Company and its subsidiaries, taken as a whole, (b) which involve a sale, divestiture, lease, license, or other disposition of any assets or business of Intel or any of its subsidiaries or (c) which limit the freedom of action with respect to the business conduct of, or the ability to operate any of the business, product lines or assets of Intel or its subsidiaries, individually or in the aggregate when taken together with any divestitures or behavioral restrictions taken with respect to the Company or its subsidiaries have a material impact on the business or financial condition of Intel and its subsidiaries, taken as a whole (determined by reference to the size and scope of the operations of the Company and its subsidiaries taken as a whole).

Indemnification and Insurance

Parent and Merger Sub have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors, officers or employees (in the case of employees, only such persons who are covered by the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance as of the Closing Date) of the Company or a subsidiary of the Company (the “Covered Persons”) as provided in the Company’s articles of association or any indemnification contract between such person and the Company (in each case, as in effect, and in the case of any indemnification contracts, to the extent made available to Parent in accordance with the Merger Agreement) will survive the Merger and will continue in full force and effect.

For not less than seven years from and after the Effective Time, the articles of association or the equivalent charter documents of the Surviving Company and its subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the articles of association and other organizational documents of the Company and its subsidiaries. If any action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification under the Merger Agreement on or prior to the seventh anniversary of the Effective Time, the obligations described above will continue in effect until the final disposition of such action or investigation.

The Merger Agreement also provides that for not less than seven years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is in accordance with the maximum coverage set forth in the Company’s current compensation policy for directors and officers relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best reasonably available coverage, provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as is reasonably available for such amount.

Under the Merger Agreement, prior to the Effective Time, the Company will use its reasonable best efforts to purchase prepaid “tail” policies which provide the Covered Persons with coverage for an aggregate period of at least seven years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including the Transactions, provided that the Company will not pay, and the Surviving Company will not be required to pay, to secure such prepaid policies an amount in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such existing policies of D&O Insurance, but in each case will purchase as much coverage as is reasonably practicable for such amount. If the Company obtains these prepaid policies, the Surviving Company will maintain such policies in full force and effect and will continue to honor the obligations thereunder.

Other Covenants

Extraordinary General Meeting of Shareholders

The Company agreed (in accordance with applicable law and the Company’s organizational documents) to (i) establish, as promptly as reasonably practicable after the date of the Merger Agreement (and in any event within two business days after the date of the Merger Agreement), a record date for, duly call, publish the notice of and, as soon as reasonably practicable thereafter as described below, convene an extraordinary general meeting of the Company’s shareholders (the “Notice Date”) for the purpose of voting upon the approval of the Merger Agreement, the Merger and the consummation of the Transactions. The Company also agreed to, as soon as reasonably practicable following the date of the Merger Agreement (and in any event within 30 calendar days after the date of the Merger Agreement), prepare and file with the ISA and furnish to the SEC on Form 6-K, the proxy statement, including a proxy card required under the ICL and the regulations promulgated thereunder. The extraordinary general meeting will be held no later than 45 calendar days after the date the proxy statement is filed with the ISA and furnished to the SEC. Notwithstanding the foregoing, the Company shall not adjourn, postpone or delay the extraordinary general meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the extraordinary general meeting to constitute a quorum; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company’s shareholder approval; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC, the ISA or their staff; or (iv) in the good faith judgment of the Board (after consultation with its outside legal advisors and the Parent), the failure to adjourn, postpone or delay the extraordinary general meeting would be reasonably likely to not allow sufficient time under applicable laws for the distribution of any required or appropriate supplement or amendment to the proxy statement; provided, however, that without the prior written consent of Parent, (1) no single such adjournment or postponement shall be for more than five business days and (2) in no event may the extraordinary general meeting be postponed to later than the date that is 15 business days after the date for which the extraordinary general meeting was originally scheduled.

The Company and Merger Sub have agreed that they will, as promptly as practicable after February 15, 2022, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the ICL and delivered to the Companies Registrar within three days from the calling of the extraordinary general meeting. The Company and Merger Sub have further agreed to cause a copy of the merger proposal to be delivered to their secured creditors, if any, no later than three days after the date on which the merger proposal is delivered to the Companies Registrar and to provide notices to their creditors in accordance with Section 318 of the ICL and to timely inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that such notices were given to their respective creditors.

Shareholder Litigation

The Company agreed (i) to give Parent the opportunity to participate in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the Merger Agreement and/or the Transactions; and (ii) not to settle any litigation commenced after the date of the Merger Agreement against the Company or its directors, executive officers or similar persons by any shareholder of the Company relating to the Merger Agreement and/or the Transactions without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed).

Obligations to Seek Tax Rulings

The Company agreed to instruct its Israeli counsel, advisors, and/or accountants, as soon as practicable after the date of the Merger Agreement, to prepare and file with the ITA an application for the Options Ruling. The Company agreed to include in the request for the Options Ruling a request to confirm that (i) the cancellation and exchange of the Section 102 Awards and conversion of the Section 102 Shares shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Vested Option Consideration, payment in respect of Cashed‑Out Company RSUs and the merger consideration are deposited with the Section 102 Trustee until the end of the respective holding period; (ii) the deposit of the respective Vested Option Consideration, payment in respect of Cashed‑Out Company RSUs and the merger consideration with the Exchange Agent and the Section 102 Trustee shall not be subject to any withholding obligation; and (iii) that the assumption of Company RSUs and Company PSUs which are Section 102 Awards shall not constitute a taxable event and that tax continuity shall apply with respect to the Assumed RSUs and Assumed PSUs (which ruling may be subject to customary conditions regularly associated with such a ruling). If the Options Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company agreed to seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (i) the cancellation and exchange of the Section 102 Awards and conversion of the Section 102 Shares shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Vested Option Consideration payment in respect of Cashed-Out Company RSUs and the merger consideration are deposited with the Section 102 Trustee until the end of the respective holding period, and (ii) Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Section 102 Shares, Company RSUs or Company PSUs (whether or not subject to Section 102 of the Ordinance) to the Exchange Agent, the Section 102 Trustee or the Company in connection with the Merger.

In addition, the Company agreed to instruct its Israeli counsel, advisors and accountants, as soon as practicable after the date of the Merger Agreement but in no event later than 15 business days after the date of the Merger Agreement, to prepare and file with the ITA an application for the Tax Withholding Ruling.

Series G Debentures

In addition, the Company agreed to, by no later than the Effective Time, fully repay the Company’s Series G Debentures in accordance with the provisions in Section 6.2 to the Deed of Trust for the Debentures (Series G) of the Company, dated May 30, 2016, and as of the Effective Time, the Series G Debentures shall expire and be de-listed from trade on the TASE. The Company must take all necessary actions and file all necessary reports in order to facilitate such early full repayment of the Series Debentures.

Conditions to the Closing of the Merger

The respective obligations of each party to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) on or prior to the Closing Date of each of the following conditions:

•	the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the requisite affirmative vote of the Company’s shareholders;

•	no governmental authority in any jurisdiction has by any law or order restrained, enjoined or otherwise prohibited the consummation of the Merger that is continuing and remains in effect;

•
(1) expiration or termination of the applicable waiting period, or otherwise the receipt of applicable approvals, under the HSR Act and other specified regulatory laws; and (2) the making of, or the receipt of, all notices to, filings with and consents of specified governmental authorities; and

•
at least 50 days shall have elapsed after the filing of the merger proposal with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders has been received.

The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following conditions:

•	with specified qualifications and exceptions, the truth and correctness of the Company’s representations and warranties contained in the Merger Agreement as of immediately prior to the Effective Time;

•
the Company having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Effective Time;

•
no Company Material Adverse Effect, excepting any Effects that, individually or in the aggregate would not prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under the Merger Agreement, shall have occurred since February 15, 2022, and be continuing;

•
the receipt by Parent of a certificate dated as of the Closing Date and signed on behalf of the Company by the Company’s chief executive officer or chief financial officer, to the effect that the conditions described in the preceding three items have been satisfied; and

•	the Company having furnished to Parent a duly executed payoff letter from each holder of specified indebtedness for borrowed money of the Company.

The obligation of the Company to consummate the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following conditions:

•
with specified qualifications and exceptions, the truth and correctness of the representations and warranties of Parent, Merger Sub and Intel contained in the Merger Agreement as of immediately prior to the Effective Time;

•
each of Parent and Merger Sub having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Closing Date; and

•
the receipt by the Company of a certificate, dated as of the Closing Date and signed on behalf of the Parent and Merger Sub by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions described in the preceding two items have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger Agreement, the Merger and the consummation of the Transactions by shareholders, in the following ways:

•	by mutual written consent of the Company and Parent;

•
by either the Company or Parent, at any time prior to the Effective Time, if a governmental authority of competent jurisdiction has issued a final and non-appealable adverse law or order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger;

•	by Parent, if:

(i)
there has been a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement such that any of the conditions relating to the obligations of Parent and Merger Sub to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing; provided that the right to terminate the Merger Agreement will not be available to any party where material failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, such adverse law or order;

(ii)	Parent has delivered to the Company written notice of such breach; and

(iii)
either such breach is not capable of cure in a manner sufficient to allow satisfaction of these conditions prior to 11:59 p.m., local time in California, on February 15, 2023 (the “Outside Date”) or at least 30 days have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided that Parent will not be permitted to terminate pursuant to this provision of the Merger Agreement if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in the Merger Agreement that has not been cured in all material respects;

•	by the Company if:

(i)
there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in the Merger Agreement such that any condition relating to the obligation of the Company to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing;

(ii)	the Company has delivered to Parent written notice of such breach; and

(iii)
either such breach is not capable of cure in a manner sufficient to allow satisfaction of these conditions prior to the Outside Date or at least 30 days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects; provided that the Company will not be permitted to terminate pursuant to this provision of the Merger Agreement if there has been any material breach by the Company of its representations, warranties or covenants contained in the Merger Agreement that has not been cured in all material respects;

•
by either Parent or the Company, if the Effective Time has not occurred by the Outside Date, provided that (i) if on the Outside Date all of the conditions to Closing, other than certain exceptions contained in the Merger Agreement, have been satisfied or waived, the Outside Date will automatically be extended one time for an additional three months; and (ii) on the Outside Date as so extended pursuant to the preceding clause, all of the conditions to Closing, other than certain exceptions contained in the Merger Agreement, have been satisfied or waived, the Outside Date will automatically be extended one additional time by an additional three months;

•
by Parent, if, prior to approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders, (i) the Company materially breaches its obligations described above under the captions “The Merger Agreement—Competing Proposals” and “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change” or (ii) the Board has effected a Company Change of Recommendation;

•
by either the Company or Parent, if the Company’s shareholders fail to approve the Merger Agreement, the Merger and the consummation of the Transactions at the extraordinary general meeting or any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

•
by the Company in order to accept a Superior Proposal in accordance with the requirements set forth in the Merger Agreement, provided that as a condition to such a termination of the Merger Agreement, the Company pays Parent the Company Termination Fee (as defined below).

In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including terms relating to reimbursement of expenses. In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between Parent and the Company, which rights, obligations and agreements will survive the termination of the Merger Agreement in accordance with their respective terms.

Termination Fees

Termination Fee Payable by the Company

If the Merger Agreement is terminated in certain circumstances that are specified in the Merger Agreement, the Company has agreed to pay Parent a termination fee of $206 million (the “Company Termination Fee”).

Parent will be entitled to receive the Company Termination Fee from the Company in the following circumstances:

•
the Merger Agreement is terminated by the Company because, either (i) the Effective Time has not occurred by or on the Outside Date or (ii) the Company’s shareholders have failed to approve the Merger Agreement, the Merger and the consummation of the Transactions at the extraordinary general meeting or any adjournment or postponement thereof, in each case at which a vote on such approval was taken (in each case (i) and (ii), as described above under the caption “The Merger Agreement—Termination of the Merger Agreement”), at a time when Parent would have been entitled to terminate the Merger Agreement prior to the approval of the Merger Agreement by the Company’s shareholders, because the Company materially breached its obligations described above under the captions “The Merger Agreement—Competing Proposals” and “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change” or the Board had effected a Company Change of Recommendation;

•
the Merger Agreement is terminated by the Company in order to accept a Superior Proposal in accordance with the requirements described above under the caption: “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change”;

•
the Merger Agreement is terminated by Parent because, prior to approval of the Merger Agreement by the Company’s shareholders, the Company materially breached its obligations described above under the captions “The Merger Agreement—Competing Proposals” and “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change” or the Board has effected a Company Change of Recommendation; or

•
(A) (i) the Merger Agreement is terminated by Parent because of a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement, (ii) the Merger Agreement is terminated by Parent or the Company because the Effective Time had not occurred on or prior to the Outside Date, provided that in the case of any such termination by the Company, if Parent had the right to terminate the Merger Agreement, the Company is not entitled to the Parent Termination Fee (as described below) or (iii) the Merger Agreement is terminated by Parent or the Company because the Company’s shareholders failed to approve the Merger Agreement at the extraordinary general meeting or any adjournment or postponement thereof (in case of each of clauses (i), (ii) and (iii) as described above under the caption “The Merger Agreement—Termination of the Merger Agreement”); (B) (i) the Merger Agreement is terminated by Parent or the Company because the Company’s shareholders failed to approve the Merger Agreement, the Merger and the consummation of the Transactions at the extraordinary general meeting or any adjournment or postponement thereof, in each case, at which a vote on such approval was taken and a Competing Proposal (as defined below) made by a third party had been publicly disclosed (and not publicly withdrawn) after the date of the Merger Agreement and prior to the date of the extraordinary general meeting and or (ii) a Competing Proposal is made (and not withdrawn) by a third party (regardless of whether or not such Competing Proposal is publicly disclosed) after the date of the Merger Agreement and prior to (x) the date of termination in the case the Merger Agreement is terminated by Parent because of a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement or (y) the Outside Date, in the case that the Merger Agreement is terminated by either Parent or the Company because the Effective Time has not occurred on or prior to the Outside Date (in case of each of clauses (i) and (ii) as described above under the caption “The Merger Agreement—Termination of the Merger Agreement”); and (C) within 12 months after such termination, the Company either consummates a Competing Proposal or enters into a definitive agreement with respect to any Competing Proposal and such Competing Proposal (or any “superior proposal” permitted by the terms of such Competing Proposal) is subsequently consummated, whether or not within such 12 month period.

Solely for purposes of the immediately preceding bullet point, the term “Competing Proposal” has the following meaning: Any offer, inquiry, indication of interest or proposal made by a person or group (as defined under the Exchange Act and the rules promulgated thereunder) (other than a proposal or offer by Parent or any of its subsidiaries) at any time that contemplates, involves or otherwise relates to, through any transaction or series of transactions (other than the Transactions) (i) a merger, consolidation, business combination or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction or series of transactions would own less than 50% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions; (ii) such person or group otherwise acquiring beneficial ownership (as defined under the Exchange Act and the rules promulgated thereunder) of at least 50% of the assets (on a consolidated basis with its subsidiaries, as measured by fair market value as determined in good faith by the Board) of or equity interest (including Company Securities (or securities convertible into or exchangeable for, such securities)) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi‑step or series of related transactions); or (iii) any direct or indirect sale, lease, exchange, transfer, license or disposition of assets representing 50% or more of the revenues, net income or assets (in each case, on a consolidated basis, as measured by fair market value as determined in good faith by the Board) of the Company and the Company’s subsidiaries, taken as a whole.

Termination Fee Payable by Parent

If the Merger Agreement is terminated in certain other circumstances that are specified in the Merger Agreement, Parent has agreed to pay to the Company a termination fee of $353 million (the “Parent Termination Fee”).

The Company will be entitled to receive the Parent Termination Fee from Parent if the following requirements set forth in the Merger Agreement are satisfied:

•
the Merger Agreement is terminated by either the Company or Parent because a governmental authority of competent jurisdiction has issued a final and non-appealable adverse law or order related to any antitrust laws that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; or

•
the Merger Agreement is terminated by either the Company or Parent because the Effective Time has not occurred on or prior to the Outside Date (as described above under the caption “The Merger Agreement—Termination of the Merger Agreement”) and on the date of such termination under this clause (i), all conditions to the Merger Agreement are satisfied or waived other than (A) the condition that no governmental authority in any jurisdiction has by any law or order related to antitrust laws restrained, enjoined or otherwise prohibited the consummation of the Merger that is continuing and remains in effect or (B) the Required Clearances (as defined in the section of this proxy statement captioned “The Merger Agreement—Conditions to the Closing of the Merger”) related to the antitrust laws (and not the foreign direct investment laws) and (ii) the Company is not then in material breach of the Merger Agreement where such breach by the Company is the primary cause of the failure of any condition to the Merger Agreement being satisfied.

Other Material Provisions of the Merger Agreement

Amendment

The Merger Agreement may be amended in a writing signed by the Company and Parent at any time before or after approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders. However, after approval of the Merger Agreement, the Merger and the consummation of the Transactions by the Company’s shareholders, no amendment that by law requires further approval by such shareholders may be made without such approval.

Expenses

Except as otherwise expressly provided in the Merger Agreement, all Expenses (as defined below) incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such Expenses.

“Expenses” means all out‑of‑pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the preparation, printing, filing and mailing of this proxy statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

Governing Law and Jurisdiction

The Merger Agreement is governed by the laws of the State of Israel, except that the provisions related to the definition or occurrence of a Company Material Adverse Effect will be governed by the laws of the State of Delaware. Each of the Company, Parent and Merger Sub submitted to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv‑Jaffa, Israel.

Specific Performance

In the event of a breach or threatened breach of any covenant or obligation in the Merger Agreement the non‑breaching party will be entitled to an injunction, specific performance or other equitable relief to enforce specifically the terms and provisions of the Merger Agreement.

MARKET PRICES AND DIVIDEND DATA

The Company Shares are listed on Nasdaq and the TASE, in each case, under the symbol “TSEM.” As of March 1, 2022, there were 108,973,594 Company Shares outstanding, held by approximately 14 holders of record. The number of holders of record does not include the number of persons whose Company Shares are in nominee or in “street name” accounts through brokers (including those held for the benefit of the TASE Clearing House as a member of the Depository Trust Company).

The Company has not declared or paid any cash dividends on Company Shares in the past, and the Company does not anticipate declaring or paying cash dividends in the foreseeable future. The ICL also restricts our ability to declare dividends. The Company can only distribute dividends from profits (the “Profit Test”) (as defined in the ICL) and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due (the “Insolvency Test”); provided that, with court approval, the Company may distribute dividends if the Company does not meet the Profit Test so long as the Company meets the Insolvency Test.

Following the Merger, there will be no further market for the Company Shares and the Company Shares will be delisted from Nasdaq and TASE and deregistered under the Exchange Act. As a result, following the Merger the Company will no longer file periodic reports with the SEC and the ISA.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS

The following table provides information relating to the beneficial ownership of our Company Shares as of March 1, 2022 (unless otherwise noted), by:

•	each shareholder known by us to own beneficially 5% or more of our Company Shares;

•	each of our directors and executive officers individually; and

•	all of our current executive officers and current directors as a group.

Beneficial ownership is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual or entity possesses sole or shared voting or investment power of that security, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 1, 2022 through the exercise of any option, warrant or other right or vesting of restricted stock units. For the sake of clarity, Company Options and Company RSUs that will accelerate as a result of the Merger and would not otherwise vest within 60 days of March 1, 2022 have not been accounted for in the table below. Except as indicated by footnote, and subject to community property laws where applicable, the Company believes the persons named in the table have sole voting and investment power with respect to all Company Shares shown as beneficially owned by them.

The percentage of Company Shares beneficially owned is calculated on the basis of Company Shares outstanding as of March 1, 2022.  Company Shares that a person has the right to acquire within 60 days of March 1, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Board and executive officers as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Tower Semiconductor Ltd., 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Chief Legal Officer.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Options Exercisable within 60 Days	Restricted Share Units Vesting or Settled within 60 Days	Shares Beneficially Owned	Percentage of Shares Outstanding
Wellington Management Group LLP(1)	10,193,538	—	—	10,193,538	9.35%
Senvest Management, LLC(2)	7,677,933	—	—	7,677,933	7.05%
Phoenix Holdings Ltd.(3)	7,345,476	—	—	7,345,476	6.74%
Migdal Insurance & Financial Holdings Ltd(4)	6,694,548	—	—	6,694,548	6.14%
Clal Insurance Enterprises Holdings Ltd.(5)	5,630,891	—	—	5,630,891	5.17%
Executive Officers and Directors**
All current executive officers and current directors as a group (19 persons)	*	*	*	*	*

*	Represents beneficial ownership of less than one percent (1%) of the outstanding Company Shares.
**	Israeli directors and officers (including the Chief Executive Officer) have no voting power with respect to the Company Shares beneficially owned by them.
(1)
The number of Company Shares reported in the table consists of the Company Shares beneficially owned by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP as of December 31, 2021, based on a Schedule 13G/A filed on February 4, 2022 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP.

(2)
The number of Company Shares reported in the table consists of the Company Shares beneficially owned by Senvest Management, LLC and Richard Mashaal as of December 31, 2021, based on a Schedule 13G/A filed on February 9, 2022 by Senvest Management, LLC and Richard Mashaal.

(3)
The number of Company Shares reported in the table consists of the Company Shares beneficially owned by Phoenix Holdings Ltd. as of December 31, 2021, based on a Schedule 13G/A filed on February 7, 2022 by Phoenix Holdings Ltd.

(4)
The number of Company Shares reported in the table consists of the Company Shares beneficially owned by Migdal Insurance & Financial Holdings Ltd. as of December 31, 2021, based on a Schedule 13G filed on February 2, 2022 by Migdal Insurance & Financial Holdings Ltd.

(5)
The number of Company Shares reported in the table consists of the Company Shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. as of January 11, 2022, based on a Schedule 13G filed on January 18, 2022 by Clal Insurance Enterprises Holdings Ltd.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports with the SEC and furnish current reports and other information to the SEC and to the ISA and the TASE. Our SEC filings are available for free to the public on the SEC’s Internet website at www.sec.gov. These documents are also available without charge on the ISA’s website at www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. In addition, our filings with the SEC are also available for free to the public at the Investor Relations portion of our website, ir.towersemi.com. Information contained on our website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement or incorporated by reference subsequent to the date of this proxy statement. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition and are incorporated by reference into this proxy statement.

The following Company filings with the SEC are incorporated by reference:

•	Annual Report on Form 20‑F for the fiscal year ended December 31, 2020, filed on April 30, 2021; and

•
Reports of Foreign Private Issuer on Form 6‑K filed on May 4, 2021, May 6, 2021, May 12, 2021, June 1, 2021, June 15, 2021, June 24, 2021, June 28, 2021, July 12, 2021, August 2, 2021, August 9, 2021, August 16, 2021, August 25, 2021, September 2, 2021, September 13, 2021, October 13, 2021, October 18, 2021, November 1, 2021, November 8, 2021, December 21, 2021, January 18, 2022, February 16, 2022, February 17, 2022, February, 28, 2022, and March 8, 2022.

We also incorporate by reference into this proxy statement additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this proxy statement and the earlier of the date of the extraordinary general meeting or the termination of the Merger Agreement. In addition, any Reports on Foreign Private Issuer on Form 6‑K furnished by us to the SEC after the date of this document until the date of the extraordinary general meeting or the termination of the Merger Agreement, which we identify as being incorporated by reference into this document, are also incorporated by reference herein.

You may read and copy any reports, statements or other information incorporated by reference into this document (except for the exhibits to those documents) from us. You may also obtain these documents from the SEC or through the SEC’s website, or the TASE’s or ISA’s websites, described above. You may obtain any of the documents we file with the SEC, without charge and via first class mail or other prompt means, by requesting them in writing or by telephone from us at the following address and telephone number:

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek 2310502, Israel
+972‑4‑650‑6611

If you would like to request documents from us, please do so as soon as possible, to receive them before the extraordinary general meeting.

If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Company Shares, please contact our Proxy Solicitor:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
+1‑800‑322‑2885
proxy@mackenziepartners.com

MISCELLANEOUS

The Company has supplied all information relating to the Company, and Parent has supplied, and the Company has not independently verified, all of the information relating to Parent, Merger Sub and Intel contained in this proxy statement.

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents that we incorporate by reference in this proxy statement in voting on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated March 11, 2022. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement), and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

The Board currently knows of no other business to be transacted at the extraordinary general meeting, other than as set forth in the Notice of the Meeting, dated February 17, 2022; but, if any other matter is properly presented at the extraordinary general meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,
/s/ Amir Elstein
Amir Elstein
Chairman of the Board of Directors

Date: March 11, 2022

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

INTEL CORPORATION,

INTEL FS INC.,

STEEL TITANIUM 2022 LTD.

and

TOWER SEMICONDUCTOR LTD.

dated as of

February 15, 2022

i

ii

SCHEDULES

SCHEDULE 2.3	Treatment of Certain Equity
SCHEDULE 3.5(b)	Form of IIA Undertaking
SCHEDULE 6.2(j)	Parent Restricted Actions
SCHEDULE 7.1(c)	Required Clearances

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated February 15, 2022, is by and among Intel Corporation, a Delaware corporation  (“Ultimate Parent”), Intel FS Inc., a Delaware corporation (“Parent”), Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share, par value NIS 15.00 per share, of the Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the ICL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors;

WHEREAS, the Company Board of Directors has adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and recommending that the Company’s shareholders approve the Merger, this Agreement and the consummation of the Transactions (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and its stockholders;

WHEREAS, the Parent Board of Directors has adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board of Directors”) has, on the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) approved the Merger, the execution of this Agreement and the consummation of the Transactions, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (iv) resolved to recommend that the sole shareholder of Merger Sub approve the Merger, this Agreement and the consummation of the Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement and following the recommendation of the Merger Sub Board of Directors, the sole shareholder of Merger Sub has approved the Merger, the execution of this Agreement and the consummation of the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

AGREEMENT

ARTICLE I
THE MERGER

Section 1.1          The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) will be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company” ), such that following the Merger, the Surviving Company will (a) be a wholly owned subsidiary of Parent, (b) continue to be governed by the laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2          Closing. Unless another date or place is agreed to in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., local time, at the offices of Yigal Arnon & Co., 5 Azrieli Center, Tel Aviv 6702101, Israel, on the second (2nd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3          Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) a notice (the “Merger Notice”) of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver promptly following the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4          Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 1.5          Articles of Association. The articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6          Officers and Directors of the Surviving Company. The Parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent no later than ten (10) days prior to the Closing Date shall become the officers and directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

ARTICLE II
TREATMENT OF SECURITIES

Section 2.1          Treatment of Securities.

(a)          Treatment of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d) and except as provided in Section 2.1(b), each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to remain outstanding in accordance with Section 2.1(b)) shall be deemed to have been transferred to Parent in exchange for the right to receive an amount in cash equal to $53.00 (the “Per Share Merger Consideration”), in each case, payable as provided in Section 2.2. From and after the Effective Time, (a) except as provided in Section 2.1(b), the holders of all Company Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated Company Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”)) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration applicable to such Company Shares, and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding and no further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time, and Parent shall be registered as the sole owner of all Company Shares in the Company’s share register, as shall be reflected in an updated share register and share certificate to be delivered to Parent by the Company at the Effective Time.

(b)          Company Shares held by Company, Company Subsidiary, Parent or Merger Sub. At the Effective Time, all Company Shares owned by the Company, any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries or held in the Company’s treasury shall remain outstanding and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor.

(c)          Treatment of Merger Sub Share Capital. At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action be canceled and cease to exist.

(d)          Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding share capital, or securities convertible or exchangeable into or exercisable for Company Shares shall occur as a result of any merger, business combination, reclassification, recapitalization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, the Per Share Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2          Payment for Company Shares; Surrender of Certificates.

(a)          Payments with respect to Company Shares (other than Section 102 Shares). On or prior to the Effective Time, Parent or Merger Sub shall (i) designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (including any Israeli agent, appointed at the sole and exclusive discretion of the Parent, required in order to execute the provisions of the Withholding Tax Ruling) (the “Exchange Agent”) and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Information Agent in a form reasonably satisfactory to the Company. The Exchange Agent shall also act as the agent for the holders of Company Shares for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At the Closing, Parent or Merger Sub shall initiate, or shall cause to be initiated, a wire transfer to deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration (other than consideration to be paid with respect to Section 102 Shares, which payment shall be substantially concurrently transferred directly to the 102 Trustee) (the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares (other than the holders of Section 102 Shares), which funds shall be deposited with the Exchange Agent in any event within two (2) Business Days after the Effective Time. In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Per Share Merger Consideration due to the Company Shareholders (other than the holders of Section 102 Shares), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, pursuant to irrevocable instructions, delivery of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this Article II. Upon release of the Exchange Fund to Parent, or Parent’s earlier request, any interest and other income resulting from such investments shall be paid to Parent or the Surviving Company (at the election of Parent) which shall bear, in either case, any Taxes applicable in connection with any such interest or other income.

(b)          Payments with respect to Section 102 Shares. At the Closing, Parent or Merger Sub shall initiate, or shall cause to be initiated, a wire transfer to deposit the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares, in accordance with Section 102 and the Options Tax Ruling, if obtained (the “Section 102 Share Consideration”), which funds shall be deposited with the 102 Trustee in any event within two (2) Business Days after the Effective Time. The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

(c)          Procedures for Surrender. As soon as reasonably practicable after the Effective Time, Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share as of the Effective Time and whose Company Shares were exchanged pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share, as applicable, to the Exchange Agent and shall be in such customary form as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share in exchange for payment of the Per Share Merger Consideration pursuant to Section 2.1, and (iii) a declaration and/or Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner (and, if the beneficial owner is not the registered owner, the registered owner) of a Company Share provides certain information necessary for Parent or the Exchange Agent or the Information Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner (and, if the beneficial owner is not the registered owner, the registered owner) hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions thereto, Parent shall pay or cause the Exchange Agent to pay to the holder of such Certificate or Book-Entry Share in exchange therefor the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate or Book-Entry Share, promptly (subject to the delay of up to one hundred and eighty (180) days contemplated by Section 2.4) following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share and Valid Tax Certificate, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Per Share Merger Consideration with respect to a Book-Entry Share shall only be made to the Person in whose name such Book-Entry Share is registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this Article II, without interest thereon.

(d)          Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the share transfer books or ledger of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holder of a Certificate or Book-Entry Share outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, a Certificate or Book-Entry Share is presented to the Surviving Company for any reason, it shall be cancelled and exchanged as provided in this Agreement.

(e)          Termination of Exchange Fund; No Liability. Unless otherwise determined in the Withholding Tax Ruling, at any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of a Certificate or Book-Entry Share, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Per Share Merger Consideration, payable upon due surrender of their Certificate or Book-Entry Share and compliance with the procedures in Section 2.2(b) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Per Share Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, Parent shall issue or cause the Exchange Agent to issue, in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof; provided, however, that Parent or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3          Treatment of Company Equity Awards.

(a)          Cashed-Out Company Options. At the Effective Time, each option to purchase Company Shares granted by the Company (a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms as in effect on the date of this Agreement or (ii) except as otherwise set forth on Schedule 2.3, is held by a member of the Company Board of Directors who is not an employee of the Company or any Company Subsidiary or otherwise is held by an individual who is not a Continuing Employee (whether vested or unvested) (each, a “Cashed-Out Company Option”), shall, and without any action on the part of Parent, Merger Sub, the Company, the holder of such Cashed-Out Company Option or any other Person, be cancelled and converted at the Effective Time into the right to receive from the Surviving Company an amount in cash equal to the product of (x) the number of Company Shares subject to such Cashed-Out Company Option, and (y) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price under such Cashed-Out Company Option (the “Vested Option Consideration”). Notwithstanding the foregoing, each Company Option that is vested, outstanding and unexercised as of the Effective Time with a per share exercise price that is equal to or greater than the Per Share Merger Consideration, if any, will, as of the Effective Time, be canceled without the payment of any consideration therefor. Any such payment with respect to a Cashed-Out Company Option shall be subject to all applicable federal, state and local tax withholding requirements.

(b)          Assumed Company Options. At the Effective Time, each Company Option held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company Option will be assumed by Ultimate Parent and converted automatically at the Effective Time into a stock option covering common shares of Ultimate Parent having, except to the extent required to be modified under applicable Laws, substantially the same terms and conditions as the Company Option, including the applicable vesting schedule and payment timing as in effect on the date of this Agreement (each, an “Assumed Option”), except that (i) each such Assumed Option will entitle the holder, upon exercise, to that number of whole common shares of Ultimate Parent equal to the product of (A) the number of Company Shares that were subject to such Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the volume weighted average price for a common share of Ultimate Parent on Nasdaq, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date, as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of common shares of Ultimate Parent, with an exercise price per share subject to the Assumed Option equal to the exercise price per share for which the Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent and (ii) all references to the “Company” in the applicable Company Equity Plans and the Company Option award agreements will be references to Ultimate Parent.

(c)          Cashed-Out Company RSUs. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms as in effect on the date of this Agreement, but has not been settled in Company Shares prior to the Effective Time or (ii) except as otherwise set forth on Schedule 2.3, is held by a member of the Company Board of Directors who is not an employee of the Company or a Company Subsidiary (whether vested or unvested) (each, a “Cashed-Out Company RSU”), shall without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, be canceled and converted at the Effective Time into the right of the holder to receive from the Surviving Company immediately following the Effective Time an amount in cash equal to the product of (x) the number of Company Shares subject to such Company RSU, and (y) the Per Share Merger Consideration. Any such payment with respect to a Cashed-Out Company RSU shall be subject to all applicable federal, state and local tax withholding requirements.

(d)          Assumed Company RSUs. At the Effective Time, each Company RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company RSU will be assumed by Ultimate Parent and converted automatically at the Effective Time into a restricted stock unit covering common shares of Ultimate Parent having, except to the extent required to be modified under applicable Laws, substantially the same terms and conditions as the Company RSU, including the applicable vesting schedule and payment timing as in effect on the date of this Agreement (each, an “Assumed RSU”), except that (i) each such Assumed RSU will entitle the holder, upon settlement, to that number of whole common shares of Ultimate Parent equal to the product of (A) the number of Company Shares that were issuable with regard to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and rounding such product down to the nearest whole number of common shares of Ultimate Parent, and (ii) all references to the “Company” in the applicable Company Equity Plans and the Company RSU award agreements will be references to Ultimate Parent.

(e)          Assumed Company PSUs. Immediately prior to the Effective Time, the level at which the performance goals are satisfied with respect to each Company PSU that is outstanding immediately prior to the Effective Time shall be determined in good faith and approved by the Company Board of Directors (or a committee thereof, as applicable) based on its determination of the greater of (i) the average performance results for the two most recently completed years prior to the year in which the Closing Date occurs and (ii) actual performance as of the Closing Date (determined in accordance with the applicable Company PSU award agreement) (such final amount, the “Performance Satisfied PSUs”). The resulting Performance Satisfied PSUs shall be assumed by Ultimate Parent and converted automatically at the Effective Time into a restricted stock unit covering common shares of Ultimate Parent having, except to the extent required to be modified under applicable Laws, substantially the same terms and conditions as the Company PSU, other than the performance goals, including the applicable time-based vesting schedule as in effect on the date of this Agreement (each, an “Assumed PSU”), except that (A) each such Assumed PSU shall entitle the holder, upon settlement, to that number of whole common shares of Ultimate Parent equal to the product of (x) the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs, multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number of common shares of Ultimate Parent, and (B) all references to the “Company” in the applicable Company Equity Plans and the Company PSU award agreements shall be references to Ultimate Parent. For the avoidance of doubt, any Company PSUs that do not become Performance Satisfied PSUs pursuant to this Section 2.3(e) shall be forfeited and cancelled without the payment of any consideration therefor.

(f)          Payments with respect to Cashed-Out Company Options and Cashed-Out Company RSUs. Promptly, but in any event within five (5) Business Days after the Effective Time, Parent shall cause:

(i)          the transfer of the aggregate amount of funds payable with respect to Cashed-Out Company Options and Cashed-Out Company RSUs that are Section 102 Awards to the 102 Trustee, on behalf of holders of Section 102 Awards, in accordance with Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained (the “Section 102 Award Consideration”). The Section 102 Award Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained; and

(ii)          the deposit of the aggregate amount of funds payable with respect to Cashed-Out Company Options and Cashed-Out Company RSUs (in each case, other than Section 102 Awards) with the Company at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Cashed-Out Company Options and Cashed-Out Company RSUs (in each case, other than Section 102 Awards), which amounts shall be paid by the Company to the respective holders thereof through the Company’s payroll systems, subject to applicable withholdings, promptly following the Closing.

Notwithstanding the foregoing, in the event that any Cashed-Out Company Option or Cashed-Out Company RSU is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed and paid in accordance with the timing requirements of the definitive grant agreement related to such award, to the extent necessary to comply with Section 409A of the Code.

(g)          Parties’ Obligations. As soon as reasonably practicable following the date of this Agreement, the Company, Merger Sub, Ultimate Parent and Parent will take all actions and adopt such resolutions as may be required to provide for the treatment of the Company Equity Awards in the manner contemplated by this Section 2.3.

(h)          Ultimate Parent’s and Parent’s Obligations. Parent shall, or shall cause the Surviving Company to, make the payments due under Section 2.3 and Parent shall take all actions necessary to ensure that, if applicable, the Surviving Company and the 102 Trustee have cash sufficient to satisfy the payment obligations set forth in this Section 2.3, including, to the extent necessary, depositing with the Surviving Company and the 102 Trustee the amounts due under this Section 2.3. Ultimate Parent shall take all corporate action necessary to reserve for issuance a sufficient number of common shares of Ultimate Parent for delivery with respect to all Assumed Options, Assumed RSUs and Assumed PSUs. No later than the Closing Date, Ultimate Parent will file an appropriate Registration Statement on Form S-8 or other appropriate form with respect to the offering of common shares of Ultimate Parent issuable upon vesting of the Assumed Options, Assumed RSUs and Assumed PSUs and shall file a request with the Israel Securities Authority for an exemption from prospectus requirements pursuant to Section 15D of the Israeli Securities Law 1968, with respect to such offering. Subject to the receipt of the Options Tax Ruling, Ultimate Parent shall use all reasonable commercial efforts in order to maintain the tax beneficial treatment of the Assumed Options, Assumed RSUs and Assumed PSUs which are Section 102 Awards pursuant to Section 102(b)(3) of the Ordinance. Ultimate Parent shall use reasonable best efforts to keep such Form S-8 effective for as long as the Assumed Options, Assumed RSUs and Assumed PSUs remain outstanding.

(i)          After the Effective Time, no holder of a Company Equity Award will have any right to acquire any Company Shares. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company, the Compensation Committee of the Company Board of Directors and the Company Board of Directors, as applicable, shall adopt any resolutions and amendments as may be necessary to effectuate the provisions of this Section 2.3 (such resolutions and amendments to be effective as of, and contingent upon, the Effective Time), provide such notice, if any, to the extent required under the terms of any Company Equity Plan, obtain any necessary consents and take all other necessary or appropriate actions to (i) give effect to the transactions contemplated herein; (ii) ensure that after the Effective Time, no holder of any Company Option, Company RSU or Company PSU, any beneficiary thereof nor any other participant in any Company Equity Plan shall have any right thereunder to acquire any Company Shares or to receive any payment or benefit with respect to any award previously granted under any Company Equity Plan, except as provided in this Section 2.3; and (iii) provide that each Company Option that does not constitute an Assumed Option, each Company RSU that does not constitute an Assumed RSU and each Company PSU that does not constitute an Assumed PSU, shall be terminated for no consideration as of immediately prior to the Effective Time. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld) no later than three (3) Business Days preceding the Effective Time.

Section 2.4          Withholding. Parent, Merger Sub, the Surviving Company, the 102 Trustee, the Exchange Agent and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such amounts under the Withholding Tax Ruling and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, the Code, the Ordinance or any other applicable Law relating to Taxes. If the Withholding Tax Ruling and/or the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) are not obtained prior to the date when payment is due, Parent shall reasonably determine the amounts that are required to be withheld or deducted with respect to such payment under applicable Tax Law; however, with respect to Israeli withholding Taxes, if Parent is provided with a Valid Tax Certificate no less than three (3) Business Days before the payment is due, then the payment and subsequent withholding of Israeli Tax (or lack thereof) shall be made in accordance with such Valid Tax Certificate (for the avoidance of doubt, in the absence of a Withholding Tax Ruling and/or an Options Tax Ruling (or the Interim Options Tax Ruling), the provisions of this Section 2.4, including the Withholding Drop Date mechanism, shall apply). To the extent that amounts are withheld in accordance with the foregoing sentences of this Section 2.4 and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Notwithstanding the provisions of this Agreement relating to the timing of payment of consideration, and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to the payment of consideration that would be subject to withholding of Israeli Taxes, the consideration otherwise payable to each Company Shareholder pursuant to this Agreement (other than holders of Section 102 Shares) shall, unless Parent or Exchange Agent is otherwise instructed explicitly by the ITA, be retained by the Exchange Agent for the benefit of each such Company Shareholder for a period of up to one hundred and eighty (180) days from Closing (the “Withholding Drop Date”), and until the Withholding Drop Date no Payor shall make any such payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may seek to obtain a Valid Tax Certificate. If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate to a Payor (or such other forms as are required under any applicable Tax Law) all in accordance with Section 2.2(c)(iii), then the Per Share Merger Consideration due to such Company Shareholder shall be paid to such Company Shareholder, subject to any non-Israeli withholding which is applicable to the payment, and the deduction and withholding of any Israeli Taxes shall be made only in accordance with the declaration for Israeli Tax withholding purposes or the Valid Tax Certificate. Subject to the Withholding Tax Ruling, if any Company Shareholder (i) does not provide Payor with a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release such Person’s applicable consideration prior to the Withholding Drop Date but fails to submit a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Parent or (if the Withholding Tax Ruling imposes responsibility for withholding solely on the Exchange Agent) by the Exchange Agent. If so provided in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in U.S. dollars shall be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

Section 2.5          Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or otherwise, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company Reports, to the extent filed or furnished prior to the date of this Agreement (excluding any forward looking disclosures or “risk factors” set forth therein, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature), or (ii) the correspondingly numbered section of the disclosure letter delivered by the Company to Parent and Merger Sub concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as set forth below in this Article III.

Section 3.1          Qualification, Organization, Subsidiaries, Joint Ventures, etc.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the State of Israel and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as set forth on Section 3.1(b) of the Company Disclosure Letter, each Subsidiary of the Company (each, a “Company Subsidiary”) is a direct, or indirect, wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person, excluding securities in any publicly traded company held for investment and comprising less than 2% of the outstanding stock of such company.

(c)          All of the outstanding share capital of, or other equity or voting interest in, each Company Subsidiary (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d)          There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Company Subsidiary, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Company Subsidiary, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Company Subsidiary (the items in clauses (i), (ii) and (iii), together with the share capital of the Company Subsidiaries, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Company Subsidiary. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e)          Section 3.1(e) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Company Subsidiary) owned, directly or indirectly, by the Company or any Company Subsidiary as of the date of this Agreement. The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Company Subsidiary and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

Section 3.2          Articles of Association. The Company has made available to Parent a complete and correct copy of its articles of association (as amended to date, the “Articles of Association”) and the Charter Documents of each Company Subsidiary that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC). Such Articles of Association and Charter Documents are in full force and effect. Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its Articles of Association or Charter Documents.

Section 3.3          Capitalization.

(a)          The registered (authorized) share capital of the Company is NIS 2,250,000,000 divided into 150,000,000 Company Shares. All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights or any similar right with respect to issuances of Company Shares by the Company under any provision of the ICL or otherwise. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar right with respect to issuances of Company Shares by the Company under any provision of the ICL or otherwise.

(b)          As of the close of business on February 14, 2022 (the “Capitalization Date”):

(i)            108,884,998  Company Shares were issued and outstanding;

(ii)           No Company Shares were held by any Company Subsidiary;

(iii)          86,667  Company Shares were held in the treasury of the Company;

(iv)          2,558 Company Shares were subject to outstanding Company Options;

(v)          1,439,681  Company Shares were issuable pursuant to outstanding Company RSUs; and

(vi)          up to a maximum of 762,931  Company Shares were issuable pursuant to outstanding Company PSUs.

(c)          Section 3.3(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete, and correct list of (i) each Company Option, Company RSU and Company PSU outstanding as of the Capitalization Date, (ii) the Company Equity Plan under which such Company Option, Company RSU or Company PSU was issued, (iii) whether each Company Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, (iv) the name of the holder thereof, the country in which the holder thereof provides services to the Company or any Company Subsidiary, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price (if applicable), the applicable vesting schedule (including whether such Company Equity Award is subject to any double trigger vesting or other accelerated vesting), (v) whether each such Company Option, Company RSU or Company PSU is a Section 102 Award, and (vi) for Section 102 Awards a 102 Trustee certificate for on-time deposit of such Section 102 Awards with the 102 Trustee. All Company Equity Awards intended to qualify under the capital gains track set forth in Section 102(b)(2) of the Ordinance and/or presented to the recipient of such Company Equity Awards as intending to so qualify have been made in accordance with and comply in all material respects with the requirements of Section 102 of the Ordinance and the rules and regulations promulgated and qualify for treatment under the capital gains track thereunder and applicable laws in order to so qualify, including having been deposited with the 102 Trustee in a timely manner, in compliance with the provisions of Section 102 of the Ordinance and the guidance of the ITA published by the ITA on July 24, 2012, and clarification dated November 6, 2012, with the 102 Trustee. The terms of the Company Equity Plans covering all Company Equity Awards permit the treatment of the Company Equity Awards as provided in this Agreement, without notice to, and without the consent or approval of, the holders of such securities, the shareholders of the Company, or otherwise. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board of Directors (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. No outstanding Company Option was granted with a per share exercise price that was less than the fair market value of a Company Share on the applicable Company Option Grant Date, and the Company has not granted any Company Options, Company RSUs or Company PSUs that constitute “nonqualified deferred compensation” subject to the provisions of Section 409A of the Code. Each grant of a Company Option, Company RSU and Company PSU was made in accordance with (i) the terms of an applicable Company Equity Plan, (ii) all applicable securities Laws, (iii) the Code and (iv) all other applicable Laws. Each Company Equity Award was granted under one of the Company Equity Plans.

(d)          Except for changes since the date specified in Section 3.3(b) resulting from the exercise of Company Options, the vesting and settlement of Company RSUs and Company PSUs outstanding on such date or actions taken after the date of this Agreement in compliance with this Agreement, neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of, or other voting securities or ownership interests in, the Company, (iii) shares of, or other voting securities or other ownership interests in, any Company Subsidiary, or (iv) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any shares or other voting securities (including any bonds, debentures, notes or other Indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”), other than as described in Section 3.3(b).

(e)          There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or, to the knowledge of the Company to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, the Company or any Company Subsidiary, or restricting any Person from selling, pledging or otherwise disposing of any Company Shares. There is no shareholder rights plan or similar plan such as a “poison pill” to which the Company or any Company Subsidiary is a party.

(f)          There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any shares of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Each outstanding share of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.

Section 3.4          Authority Relative to this Agreement.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Ultimate Parent, Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)          The Company Board of Directors, at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association, adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make, subject to Section 5.2, the Company Board Recommendation.

Section 3.5          No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Association or the Charter Documents of the Company or any Company Subsidiary, (ii) subject to obtaining the Company Required Approvals and the Company Shareholder Approval, conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) subject to filing the IIA Notice and the IIA Undertaking and obtaining the Investment Center Approval, conflict with or violate any of the terms or requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Government Grant or other Permit, or any benefit provided or available under any Government Grant or other Permit that is held by the Company or any Company Subsidiary, (iv) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation or loss of a benefit of the Company or a Company Subsidiary pursuant to, result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or give rise to a right of termination or cancellation pursuant to, any Company Material Contract, Company Real Property Lease or Company Plan, or (v) result in the imposition or creation of any Lien (other than Permitted Liens) upon any asset owned or used by the Company or any Company Subsidiary, except, in the case of clauses (ii), (iii), (iv) and (v), for any such conflicts, violations, breaches, defaults, Liens or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the Investment Center Approval, IIA Notice and IIA Undertaking, (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the receipt of the Options Tax Ruling and the Withholding Tax Ruling, (iv) any filings as may be required under the rules and regulations of Nasdaq or TASE, (v) the filing of the Proxy Statement as a Form 6-K with the SEC, (vi) applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (vii) the pre-merger notification requirements of the HSR Act and similar requirements under other applicable Regulatory Laws (collectively, the “Company Required Approvals”) and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6          Permits; Compliance.

(a)          Each of the Company and the Company Subsidiaries is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to hold or to comply with, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is or, since January 1, 2019 has been, in conflict with, default under or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Since January 1, 2017, none of the Company, any of the Company Subsidiaries or, to the knowledge of the Company, any Representative of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers and other business intermediaries) has, directly or indirectly, taken any action which would cause the Company or the Company Subsidiaries to be in material violation of:  (i) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (ii) the UK Bribery Act 2010; (iii) Title 5 of the Israeli Penalty Law (Bribery Transactions) and the Israeli Prohibition on Money Laundering Law, 2000; (iv) Article 18 of the Unfair Competition Prevention Law of Japan, as amended; or (v) any other applicable anticorruption and/or anti-bribery Laws (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anticorruption Laws”).

(c)          Since January 1, 2017, none of the Company, any of the Company Subsidiaries or, to the knowledge of the Company, any Representative of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers and other business intermediaries), or any other Person acting on behalf of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries), has, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following persons for the purpose of influencing any act or decision of such person in his official capacity, inducing such person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such person to use his influence with a Governmental Authority or instrumentality thereof to affect or to influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Company or a Company Subsidiary in obtaining or retaining business for or with, or directing the business to, any Person: (i) any person who is an agent, representative, official, officer, director, or employee of any Governmental Authority or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; (iv) any candidate for political or political party office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this subsection (c) collectively, “Government Officials”); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(d)          There are no current, pending, or to the knowledge of the Company, threatened Actions against the Company, any of the Company Subsidiaries or any Representative or affiliate of the Company or any of the Company Subsidiaries (in each case as it relates to the Company or the Company Subsidiaries) with respect to any Applicable Anticorruption Laws. Since January 1, 2017, neither the Company, the Company Subsidiaries nor, to the knowledge of the Company, any Representatives of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries), has received notice of (i) any investigation by or request for information from a Governmental Authority relating to any actual or possible violation of Applicable Anticorruption Laws by the Company, any of the Company Subsidiaries or any Representatives of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers, and other business intermediaries) (in each case as it relates to the Company or the Company Subsidiaries), or (ii) any other allegation, investigation or inquiry regarding any actual or possible violation of the Applicable Anticorruption Laws by the Company, any of the Company Subsidiaries or any Representatives of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or the Company Subsidiaries).

(e)          The Company has instituted and maintains internal controls, policies and procedures reasonably designed to ensure compliance with Applicable Anticorruption Laws. Since January 1, 2017, the Company and each of the Company Subsidiaries has kept books and records of their businesses in reasonable detail that accurately and fairly reflect the transactions and assets of such businesses.

(f)          Since January 1, 2017, and in each case with respect to the Company and any of the Company Subsidiaries, all of their respective directors, officers, and, to the knowledge of the Company, employees or agents, have at all times been in compliance in all material respects with applicable United States, Israeli, and Japanese, EU and Italian Customs and Trade Laws, as well as Customs and Trade Laws of any other jurisdiction in which the Company or Company Subsidiaries do business, including: (i) the United States Export Control Reform Act of 2018 and implementing Export Administration Regulations; (ii) the Arms Export Control Act and implementing International Traffic in Arms Regulations; (iii) the Israel Defense Export Control Law – 2007 and all regulations and orders promulgated thereunder, including without limitation all orders and procedures of the Israeli Ministry of Defense, the Israeli Defense Export Controls Agency and the Israeli Ministry of the Economy, the Law Governing the Control of Commodities and Services – 1957, and the Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports) – 2006; (iv) the Israel Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended; and (v) the Foreign Exchange and Foreign Trade Act of Japan.

(g)          Neither the Company nor any of the Company Subsidiaries have(i) made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Customs and Trade Laws, (ii) to the knowledge of the Company, been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Customs and Trade Laws or (iii) received any notice, request, penalty or citation for any actual or potential non-compliance with Customs and Trade Laws.

(h)          Since January 1, 2017, the Company and each Company Subsidiary has obtained all applicable import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations and declarations, and has completed all necessary registrations and filings, required under applicable Customs and Trade Laws, except as would not reasonably be expected to result in a material violation of Customs and Trade Laws. The Company has provided the Parent with copies of all currently active export licenses that the Company and each Company Subsidiary has received, and the Company and each Company Subsidiary, as applicable, is in compliance with all such export licenses, except as would not reasonably be expected to result in a material violation of Customs and Trade Laws. The Company and the Company Subsidiaries have not within the past five (5) years been subject to any audits by any Governmental Authority relating to Customs and Trade Laws, including audits by the Israeli Ministry of Defense, the Israeli Defense Export Controls Agency and the Israeli Ministry of the Economy.

(i)          Since January 1, 2017, the Company and each Company Subsidiary has not engaged in any dealings or transactions in or with any Restricted Person in violation of applicable Customs and Trade Laws, or in violation of Sanctions, nor is the Company or any Company Subsidiary currently engaged in any such activities.

(j)          The Company and each Company Subsidiary has in place written policies, controls and systems reasonably designed to maintain compliance in all respects with applicable Customs and Trade Laws in each jurisdiction in which the Company and each Company Subsidiary conducts business.

(k)          Since January 1, 2019, neither the Company nor any Company Subsidiary has (i) materially breached or violated any Law, or any material certification, representation, clause, provision or requirement pertaining to any Government Contract; (ii) been audited (except in the ordinary course of business) or investigated by any Governmental Authority with respect to any Government Contract; (iii) conducted or initiated any internal investigation (for which the assistance of outside counsel or an accounting firm was required) or made any disclosure with respect to any alleged or potential irregularity, misstatement, omission or actual or potential violation of Law arising under or relating to a Government Contract; (iv) received any written notice of breach, cure, show cause or default that remains unresolved with respect to a Government Contract; (v) had any Government Contract terminated for cause, default or failure to perform; (vi) represented as qualifying for any small business or preferred bidder status, received any small business set-aside Government Contract, nor received any other Government Contract based in part or in whole on any preferred bidder status; or (vii) entered into any Government Contracts payable on a cost-reimbursement basis. The Company and each Company Subsidiary has established and maintained adequate internal controls for compliance with their respective Government Contracts. Neither the Company nor any Company Subsidiary nor any of their respective directors, officers, principals, or, to the knowledge of the Company, any current employee, is or has been suspended or debarred, proposed for debarment or suspension, declared ineligible or determined non-responsive from holding, performing or bidding on any Government Contract, and no such proceeding regarding suspension, debarment, ineligibility or non-responsibility has been commenced or threatened. There are no material outstanding claims or disputes in connection with any of the Company’s or any Company Subsidiary’s Government Contracts. To the knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or significant overpayments, nor any investigations or audits by any Governmental Authority or Person with regard to any of the Government Contracts.

(l)          Since January 1, 2017, (i) the Company, each Company Subsidiary, and all of their respective directors, officers, and, to the knowledge of the Company, employees and agents, have been in compliance with applicable Sanctions; (ii) neither the Company nor any Company Subsidiary has conducted, directly or indirectly, any business in any Sanctioned Jurisdiction or with any Sanctioned Person; and (iii) neither the Company nor any Company Subsidiary, nor any of their directors, officers, employees or agents is a Sanctioned Person. The Company and each Company Subsidiary has in place written policies, controls, and systems reasonably designed to maintain compliance with all applicable Sanctions. Neither the Company nor any Company Subsidiary has within the past five (5) years (x) made any voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions, (y) been the subject of a past, current, pending or, to the knowledge of the Company, threatened investigation, inquiry or enforcement proceeding for a violation of Sanctions or (z) received any notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions.

(m)          The Company and each Company Subsidiary and, to the knowledge of the Company, each of the employees who hold security clearances are in compliance with all applicable national security obligations, including those specified in the NISPOM, and any supplements, amendments or revised editions thereof. To the knowledge of the Company, there has been no audit or similar Action relating to the Company’s or any Company Subsidiary’s compliance with the requirements of the National Industrial Security Program that resulted in material adverse findings against the Company or any Company Subsidiary nor has the Company or any Company Subsidiary made any disclosures to applicable Governmental Authority regarding any events of non-compliance with the NISPOM.

(n)          The applicable Company Subsidiary has at all times been in material compliance with all requirements and contractual obligations in connection with the Trusted Foundry Program managed by the Defense Microelectronics Activity (“DMEA”) including all material assurances and requirements related to required notices, information security, quality assurance, information protection, and all other material requirements maintained or imposed in connection with the Company Subsidiary's accreditation as a Trusted Foundry. To the knowledge of the Company and Company Subsidiary there are no facts or events that would materially jeopardize the Company and Company Subsidiary's accreditation or otherwise restrict or prevent the Company Subsidiary from continuing to operate upon Closing as a result of the transactions contemplated in this Agreement including, but limited to, any change of control notice or consent by applicable Governmental Authority.

Section 3.7          SEC Filings; TASE Filings; Financial Statements.

(a)          The Company has timely filed or furnished all forms, reports and other documents required to be filed or furnished by it with the SEC, the TASE, and the ISA, since January 1, 2019 (all such documents filed or furnished since January 1, 2019 by the Company, the “Company Reports”). At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or superseded filing), each Company Report (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (“SOX”), the TASE, ISA and Israeli Securities Law, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date such Company Report was filed, and (ii) did not, at the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) or, with respect to Company Reports filed or furnished after the date of this Agreement, will not, subject to the last sentence of Section 3.12, contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is in compliance in all material respects with the applicable provisions of the Israeli Securities Law. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC, the TASE or ISA.

(b)          As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(c)          Each of the consolidated financial statements (including the notes thereto) contained in the Company Reports (i) complied as of their respective dates of filing with the SEC and TASE, as the case may be, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, ISA and TASE, as the case may be, with respect thereto, (ii) was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the ISA or the rules and regulations of the SEC or under the Israeli Securities Law, as the case may be), and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(d)          Except as and to the extent set forth in the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of June 30, 2021, including the notes thereto (the “Most Recent Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by GAAP, except for liabilities and obligations (i) incurred since June 30, 2021, in the ordinary course of business consistent with past practice, (ii) in the form of executory obligations under any Contract to which the Company is a party or is bound and that are not in the nature of material breaches of such Contracts, and (iii) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions.

(e)          Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports filed with the SEC, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.7(e), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f)          The Company has implemented, and at all times since January 1, 2019, has maintained a system of internal controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or specific authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries, as applicable, that could have a material effect on the Company’s financial statements; (iv) that the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company on a consolidated basis; and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)          The Company has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Israeli Securities Law or the rules and regulations of the TASE, as the case may be, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, ISA and TASE, as the case may be, and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement to the Company’s outside auditors and the audit committee of the Company Board of Directors, (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Company SEC or ISA document on or prior to the date of this Agreement has been so disclosed. The Company has made available to Parent and Merger Sub true and complete copies of any such disclosure contemplated as of the date of this Agreement by clauses (A) and (B) in this Section 3.7(g) made by management to the Company’s independent auditors and to the audit committee of the Company Board of Directors.

(h)          As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company Reports filed with the SEC, TASE or ISA noted in comment letters or, to the knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, TASE or ISA and (ii) to the knowledge of the Company, there are no pending (A) formal or informal investigations of the Company by the SEC, TASE or ISA or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(i)          The Company has adopted a code of ethics, as defined by Item 16B of Form 20-F of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Item 16B of Form 20-F.

(j)          Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or the Company Reports.

(k)          Since January 1, 2019, none of the Company, the Company Board of Directors or the audit committee of the Company Board of Directors has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company or (C) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(l)          To the knowledge of the Company, since January 1, 2019, (i) neither the Company nor any Company Subsidiary or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and the Company Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board of Directors or any committee thereof or to any non-employee director or the Chief Legal Counsel or Chief Executive Officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.

Section 3.8          Absence of Certain Changes or Events. Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, the Company and the Company Subsidiaries have conducted their businesses, in all material respects, in the ordinary course and in a manner consistent with past practice, (b) there has not been any event, condition, circumstance, development, change or effect having, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) except as set forth on Section 3.8 of the Company Disclosure Letter, there has not occurred any other action or event that would have required the consent of Parent pursuant to subsections (a), (b), (d), (e), (g), (i), (k), (r), (t) or (y) (to the extent related to (a), (b), (d), (e), (g), (i), (k), (r) or (t)) of Section 5.1 if such action or event occurred after the date of this Agreement.

Section 3.9          Absence of Litigation. Other than as specified in Section 3.9 of the Company Disclosure Letter, as of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of the Company, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing against the Company or any Company Subsidiary, or any officer or director of the Company or any Company Subsidiary, each in their capacity as such, or any property or asset of the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company, any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10          Employee Benefit Plans.

(a)          Section 3.10(a) of the Company Disclosure Letter lists all material Company Plans (except that for individual employment agreements, offer letters, equity award agreements, severance agreements and similar agreements or arrangements, only the forms of such agreements or arrangements shall be listed along with the forms of any agreements that materially differ from such general forms) and indicates the primary geographic location of the employees or service providers covered by such Company Plan. The Company has made available to Parent with respect to each Company Plan that is required to be listed on Section 3.10(a) of the Company Disclosure Letter (in each case to the extent applicable): (A) a copy of the Company Plan document, including all currently effective amendments thereto, and in the case of an unwritten Company Plan, a written description thereof; (B) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Company Plan; (C) the most recently filed annual report on Form 5500; (D) the most recently received IRS determination or opinion letter; (E) the current trust agreement, insurance contract or any other similar material document relating to the funding or payment of benefits; (F) all material correspondence to or from any Governmental Authority relating to any Company Plan received by the Company within the three (3) year period ending as of the date of this Agreement; and (G) all discrimination tests for each Company Plan for the three (3) most recent plan years.

(b)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, (i) each Company Plan is and has been, operated in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code and all contributions or other amounts payable by the Company or any of its Subsidiaries pursuant to each Company Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards, (ii) each Company Plan (A) if intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to adversely affect the qualification of such Company Plan and (B) if required to be funded, book-reserved or secured by an insurance policy, is, as of the date of this Agreement, fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable Law and accounting principles.

(c)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, (i) other than routine claims for benefits, there are no Actions, pending or, to the knowledge of the Company, threatened, with respect to any Company Plan; and (ii) there have been no prohibited transactions (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any of the Company Plans. No Company Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(d)          Neither the Company nor any Company Subsidiary nor any Company ERISA Affiliate currently has, or within the six-year period preceding the date of this Agreement, had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No liability under Title IV or Section 302 of ERISA has been incurred by the Company, any Company Subsidiary or any Company ERISA Affiliate that has not been satisfied in full. Neither the Company nor any Company Subsidiary has an obligation to contribute to a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, with respect to each group health plan benefiting any current or former employee of the Company, any Company Subsidiary or any Company ERISA Affiliate that is subject to Section 4980B of the Code, the Company, each Company Subsidiary and each Company ERISA Affiliate have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(e)          No Company Plan provides for post-retirement or other post-employment payments or welfare benefits (other than (i) health care continuation coverage required by Section 4980B of the Code or similar state or local Law, (ii) health care coverage through the end of the calendar month in which a termination of employment occurs, or (iii) other payments or benefits required under applicable Law).

(f)          Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event that is linked contractually to the Transactions: (i) entitle any current or former employee, director, officer or individual independent contractor of the Company or any Company Subsidiary to any severance pay, incentive compensation or other material compensatory payment; (ii) accelerate the time of payment, vesting or funding of any compensatory amount or employee benefit under any Company Plan, or increase the amount of compensation due under any Company Plan; (iii) directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Company Plan; (iv) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Effective Time; or (v) result in the payment of any amount or benefit to any such employee or other person under a Company Plan or otherwise that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code and the imposition of an excise tax on such person under Section 4999 of the Code. There is no Contract, plan or arrangement by which the Company or any of the Company Subsidiaries are bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code. Each Company Plan subject to Section 409A of the Code is in material compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.

(g)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, with respect to each Company Plan that is maintained outside of the United States primarily for the benefit of any current or former employees or individual service providers who are or were employed or providing services outside of the United States to the Company or any Company Subsidiary (each, a “Foreign Plan”), (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with applicable accounting practices, (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) each Foreign Plan has been established, maintained, funded and administered in accordance with its terms and all applicable Laws, and (iv) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or has any unfunded or underfunded liabilities.

Section 3.11          Labor and Employment Matters.

(a)          Except as set forth in Section 3.11(a) of the Company Disclosure Letter, the employment of the Company’s or any Company Subsidiaries’ employees in the United States is terminable by the Company or Company Subsidiary at will.

(b)          Solely with respect to employees who reside or work in Israel or to whom Israeli Law applies (“Israeli Employees”) and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary: (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel); (ii) the Company’s or any applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 (with respect to the period from commencement date of employment to the present and on the basis of “entire salary,” as defined under such Law), vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated financial statements in accordance with GAAP; and (iii) the Company and the Company Subsidiaries are in compliance with all applicable Law, regulations, permits and Contracts relating to employment, wages and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011, Foreign Employees Law-1991, and The Employment of Employee by Manpower Contractors Law (5756-1996). Except as required by Law or as set forth in the Company Plans listed on Section 3.10(a) of the Company Disclosure Letter, the employment of each of the Israeli Employees of the Company and the Company Subsidiaries is terminable by the Company (or by the relevant Company Subsidiary) with no more than 30 days prior written notice. To the knowledge of the Company, the Company and the Company Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. No Israeli Employee is on a statutory or non-statutory leave of absence or has given notice of his or her intention to go on a leave of absence. The termination of the employment of no Israeli Employee is prohibited or requires a special permit under applicable Laws as a result of his or personal or leave status or otherwise. To the extent that the Company or Company Subsidiaries engage minors, students, interns or foreign employees in Israel, they have confirmed that both the Company and Company Subsidiaries, as well as such employees, maintain all applicable governmental licenses, permits and approvals. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, (A) the Company is in compliance with applicable COVID-19 Measures, (B) all amounts that the Company and the Company Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law, 1953, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business consistent with past practice); (C) the Company and the Company Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). Except as set forth in Section 3.11(b) of the Company Disclosure Letter, there are no unwritten policies, practices or customs of the Company that entitle any Israeli Employee to benefits in addition to what such Israeli Employee is entitled to by applicable Law or under the terms of such Israeli Employee’s employment agreement, including without limitation unwritten customs or practices concerning bonuses, extra time off, or other payments, benefits or entitlements, whether during the course of employment or upon termination of employment or otherwise, that are not otherwise required under applicable Law or by written contract or written policy.

(c)          There are no, and since January 1, 2019, there have not been any, proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, between the Company or any of the Company Subsidiaries and any employee of the Company or any of the Company Subsidiaries or any individual who performs services for the Company or any of the Company Subsidiaries who is classified as an independent contractor (each, a “Worker”) or group of Workers, including before the U.S. Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any Governmental Authority concerning employment, employment practices, harassment, discrimination, retaliation, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, wages and hours, proper classification of employees and independent contractors, payment of social security and similar taxes, income tax withholding or occupational safety and health, and/or any other tax issues relating to a Worker (“Employment Practices”).

(d)          Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or any similar labor agreement with any Labor Organization (each a “Collective Bargaining Agreement”). Neither the Company nor any Company Subsidiary is currently negotiating a Collective Bargaining Agreement. Since January 1, 2019: (i) no Labor Organization has made a written demand for recognition as the bargaining unit representative of any employees of the Company or any Company Subsidiary, (ii) there have not been petitions seeking a representation proceeding, nor, to the knowledge of the Company, are any such petitions pending or threatened to be brought or filed with the Israeli labor courts, National Labor Relations Board or any other labor relations tribunal, (iii) there have been no labor organizing activities with respect to the employees of the Company or any Company Subsidiary in connection with their employment therewith and who are not already organized, or material claims of interference or other unlawful activity in connection with such organizing activities or otherwise under collective labor relations statutes and/or seeking monetary damages in connection with such claims or alleged activity, and (iv) there have been no actual or, to the knowledge of the Company, threatened unfair labor practice court claims or charges, labor strikes, slowdowns, work stoppages, lockouts, or any similar activity, affecting the Company or any Company Subsidiary. The Company and the Company Subsidiaries have satisfied any legal or contractual requirement to provide notice to, enter into any consultation procedure with or seek or obtain the approval of any Labor Organization in connection with the execution of this Agreement or the Transactions.

(e)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, the Company and the Company Subsidiaries are, and since January 1, 2019, have been, in compliance with all applicable Laws respecting any Employment Practices. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to provident fund, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, to the knowledge of the Company, as of the date of this Agreement, (x) there are no audits or investigations pending, or to the knowledge of the Company, threatened, by any Governmental Authority pertaining to the Employment Practices of the Company or any Company Subsidiary; and (y) no complaints relating to Employment Practices of the Company or any Company Subsidiary have been, since January 1, 2019, filed with any Governmental Authority or submitted in writing to the Company or any Company Subsidiary.

(f)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary, to the knowledge of the Company, no Worker is, or since January 1, 2019 has been, (i) in violation of any term of any employment or service Contract, non-disclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to the Company or any Company Subsidiary or (ii) in connection with his or her service with the Company or any Company Subsidiary, in violation of any term of employment or service Contracts, non-disclosure or confidentiality agreement, noncompetition agreement or any restrictive covenant to a former employer relating to the right of any such person to be employed or retained by the Company or any Company Subsidiary by which the individual is employed or engaged because of the nature of the business conducted or presently proposed to be conducted by it or to the use of Trade Secrets or proprietary information of others.

(g)          Except as set forth in Section 3.11(g) of the Company Disclosure Letter, since January 1, 2019, neither the Company nor any Company Subsidiary has engaged in or implemented any redundancies, reductions in force, layoffs, or plant closings that would trigger requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”) or any similar applicable state laws or other applicable Laws and neither the Company nor any Company Subsidiary has any plans to engage in or implement any redundancies, reductions in force, layoffs, or plant closings that would trigger requirements under WARN or any similar applicable state laws or other applicable Laws before or in connection with the Closing.

(h)          Since January 1, 2019, neither the Company nor any Company Subsidiary has been party to a settlement agreement with a current or former officer or Worker that involves allegations of discrimination, harassment or sexual misconduct by a current officer, director, or employee of the Company or any Company Subsidiary at the level of manager or above. To the knowledge of the Company, there are no, and since January 1, 2019, there have not been any, allegations of discrimination, harassment or sexual misconduct by or against any current officer, director or employee of the Company or any of Company Subsidiary at the level of manager or above, nor, to the knowledge of the Company, any grounds for such allegations.

(i)          As of the date of this Agreement, no officer, director or employee of the Company or any Company Subsidiary at the level of director or above has given the Company or any Company Subsidiary (and not withdrawn) notice in writing of his or her intention to terminate his or her relationship or status with the Company or any Company Subsidiary for any reason, including because of the consummation of the Transactions.

(j)          There are no outstanding loans or advances from the Company or the Company Subsidiaries to employees of the Company or the Company Subsidiaries. There are no sums earned and due to any current or former employee, officer, director, or other service provider of the Company or the Company Subsidiaries other than for reimbursement of expenses, social payments and wages (or with respect to non-employee service providers, fees) for the current salary (or with respect to non-employee service providers, fee) period and holiday pay for the current holiday year, if applicable.

Section 3.12          Proxy Statement. The information supplied by the Company and its Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company Shareholders and at the time of the Company Special Meeting and at the time of any amendment or supplement thereof. The Proxy Statement will, when filed with the ISA, the TASE, the SEC, or any other Governmental Authority, as applicable, comply as to form in all material respects with all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 3.13          Property and Leases.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the Most Recent Company Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business), free of any Liens other than Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

(b)          Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list of all real property owned by the Company or any of the Company Subsidiaries as of the date of this Agreement (“Company Owned Real Property”), and identifies the common address and Person owning such Company Owned Real Property. With respect to the Company Owned Property: (i) the Company or a Company Subsidiary, as applicable, is in possession of the Company Owned Real Property and has good and marketable indefeasible fee simple title to such Company Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the buildings, fixtures and other improvements located on the Company Owned Real Property are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted, and (iii) the Company has delivered or made available to Parent complete and accurate copies of each instrument evidencing ownership of the Company Owned Real Property by the Company or any of the Company Subsidiaries, as applicable.

(c)          Section 3.13(c) of the Company Disclosure Letter sets forth a complete and accurate list of all material leases, licenses, subleases and other occupancy agreements, together with any material amendments thereto, to which the Company or any Company Subsidiary is a party as lessee, sublessee, licensee or occupant of a similar nature (including head-leases from the Israel Lands Authority) (“Company Real Property Leases”), with respect to all real property leased, subleased, licensed or otherwise used or occupied by the Company or any Company Subsidiary as of the date of this Agreement (“Leased Real Property” and, together with the Company Owned Real Property, the “Real Property”), and identifies the common address of such Leased Real Property. With respect to the Leased Real Property: (i) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the fixtures and other improvements located on the premises subject to the Company Real Property Leases are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted; (ii) the Company Real Property Leases are in full force and effect, and either the Company or a Company Subsidiary holds a valid and existing leasehold interest under the Company Real Property Leases, subject to Permitted Liens; and (iii) the Company has delivered or made available to Parent complete and accurate copies of each of the Company Real Property Leases, and none of the Company Real Property Leases have been modified as of the date of this Agreement in any material respect, except as set forth on Section 3.13(c) of the Company Disclosure Letter.

(d)          There exists no material default under any Company Real Property Leases. The Company and the Company Subsidiaries have complied in all material respects with and timely performed in all material respects all conditions, covenants, undertakings and obligations on its part to be complied with or performed under each of the Company Real Property Leases. The Company and the Company Subsidiaries have paid all rents and other charges to the extent due and payable prior to the date hereof under the Company Real Property Leases.

(e)          None of the Company Owned Real Property or the Leased Real Property is subject to any easements or rights of way of third parties. There are no leases, subleases, concessions or any other Contract to which the Company or any Company Subsidiary is a party granting any Person the right of occupancy or use of any part of the Leased Real Property, and, to the knowledge of the Company, no Person (other than the Company and the Company Subsidiaries) is in possession of any such properties.

(f)          As of the date of this Agreement, (i) neither the whole nor any portion of any Company Owned Real Property and/or the Leased Real Property has been condemned, requisitioned or otherwise taken by any public authority or Person or has been or is threatened in writing to be condemned, requisitioned,  otherwise taken or rezoned by any public authority or Person and (ii) no written notice of any such condemnation, requisition, taking, rezoning proceedings or similar actions has been received by Company or the Company Subsidiaries.

(g)          No real property other than the Company Owned Real Property and the Leased Real Property is used by the Company.

(h)          With respect to the Real Property: (i) neither the Company nor any of the Company Subsidiaries has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any Company Owned Real Property or any portion thereof or interest therein, and no Person other than the Company or one of the Company Subsidiaries holds a present or future right to occupy any portion of the Company Owned Real Property or Leased Real Property, whether pursuant to a lease, sublease, license or other occupancy agreement, purchase option, right of first offer, right of first refusal or other instrument or agreement and (ii) the Company or a Company Subsidiary, as applicable, has obtained all certificates of occupancy and other permits or approvals required with respect to the use and operation of the Real Property as conducted in the ordinary course of business, except where a failure to obtain such permit or approval would not materially disrupt the ordinary course operation of the business of the Company and the Company Subsidiaries.

Section 3.14          Intellectual Property; Cybersecurity.

(a)          Section 3.14(a) of the Company Disclosure Letter contains a list as of the date hereof of all material Company Registered Intellectual Property. The material Company Registered Intellectual Property (other than applications for Patents, Trademarks or Copyrights pending as of the date hereof) and all other material Company Owned Intellectual Property is, to the knowledge of the Company, valid, subsisting and enforceable in all material respects.

(b)          All of the Company Owned Intellectual Property, including Company Registered Intellectual Property, is exclusively owned by the Company or a Company Subsidiary free and clear of all Liens (other than (i) Permitted Liens, (ii) outbound nonexclusive licenses entered into in the ordinary course of business with suppliers, service providers and customers of the Company and the Company Subsidiaries and (iii) Contracts set forth on Section 3.17(a)(ix) of the Company Disclosure Letter), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          To the knowledge of the Company, (i) the operation by the Company and Company Subsidiaries of their business since January 1, 2019, including with respect to the Company Products and Technology, has not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person and (ii) no Person has infringed, misappropriated or otherwise violated Company Owned Intellectual Property, in each case (i) and (ii), in a manner that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business of the Company and the Company Subsidiaries. Neither the Company nor any Company Subsidiary has received any written notice from any Person within the past two (2) years (x) claiming that the operation of their business, or any Company Product and Technology, infringes, misappropriates or otherwise violates the material Intellectual Property rights of any Person or (y) challenging the legality, validity, enforceability or ownership of material Company Registered Intellectual Property or other material Company Owned Intellectual Property. There are no material orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Intellectual Property to which the Company or any Company Subsidiary.

(d)          Each current employee and contractor, and, to the knowledge of the Company, each former employee and contractor or consultant who was employed by or has provided services to the Company since January 1, 2019, who is or has been involved in the development of any material Intellectual Property, excluding in the case of contractors and consultants, Intellectual Property that was contractually agreed with such contractor or consultant to be excluded from Company Owned Intellectual Property, on behalf of the Company or a Company Subsidiary, has executed and delivered to the Company or a Company Subsidiary agreements (and, to the knowledge of the Company, such current and former employees are in compliance therewith in all material respects) that (i) assign to the Company or one of the Company Subsidiaries all right, title and interest in and to any Intellectual Property arising from such Person’s work for or on behalf of the Company or such Company Subsidiary and (ii) for Israeli Employees, waive all rights for any additional compensation in connection with the foregoing assignment pursuant to Section 134 of the Israel Patent Law – 1967, except as would not reasonably be expected to have, in each of clauses (i) and (ii), individually or in the aggregate, a material adverse effect on the business of the Company and the Company Subsidiaries.

(e)          The Company and each Company Subsidiary has taken commercially reasonable measures to protect the Company’s and such Company Subsidiaries’ rights in the material Trade Secrets owned by the Company or any such Company Subsidiary. For any such material Trade Secrets owned by the Company or any Company Subsidiary, to the knowledge of the Company, there has been no unauthorized use or disclosure thereof, and for any material Trade Secrets owned by any other Person that have been provided to the Company or such Company Subsidiary under Contract, to the knowledge of the Company, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality of such Trade Secrets, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          Neither the Company nor any of the Company Subsidiaries is obligated to grant licenses or rights to or otherwise restrict the ability of the Company or any Company Subsidiary to enforce, license or exclude others from using or practicing, any material Company Owned Intellectual Property as a result of the Company’s or any Company Subsidiary’s membership or affiliation with any standards setting bodies or similar bodies, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)          To the knowledge of the Company, no material Company Registered Intellectual Property was developed using any facilities or resources of any universities, research institutions or under any Contract with any Governmental Authorities (including the IIA), nor does any such entity have ownership in or right to restrict the sale, licensing, distribution, transfer or other commercialization or exploitation of any such Company Registered Intellectual Property in any material respect. Employees, contractors and consultants have not retained ownership rights or similar interests, including ongoing or contingent compensation or remuneration, in Company Owned Intellectual Property, that are material, individually or in the aggregate, to the Company and the Company Subsidiaries.

(h)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Open Source Materials are contained in, distributed with, or linked to by the Company or any Company Subsidiary to Company Products and Technology in a manner that imposes on such Company Products and Technology, or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such Company Products and Technology or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works or (iii) be licensed as Open Source Materials ((i) through (iii), “Copyleft Terms”), other than Company Products and Technology that are initially intended to be distributed by the Company as Open Source Materials and are expressly notified to third parties as being Open Source Materials.

(i)          Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and the Company Subsidiaries, since January 1, 2019, there have been no failures, breakdowns, continued substandard performance or to the knowledge of the Company, cyberattacks, viruses, other malware or other adverse events affecting the computer and manufacturing systems, or the manufacturing processes, of the Company and the Company Subsidiaries that have caused or could reasonably be expected to cause the disruption or interruption in or to the use of such systems or processes or the conduct of the business of the Company or the Company Subsidiaries.

(j)          With regard to material Software source code and material manufacturing processes and technologies that are included in the Company Products and Technology (“Sensitive Technology”), (i) neither the Company nor any Company Subsidiary has assigned, delivered, licensed or made available, and does not have any obligation to assign, deliver, license or make available, the source code for or such Sensitive Technology to any Person, including any escrow arrangement or conditional contract right (except for disclosures to employees or service providers under contracts with reasonable confidentiality obligations, including to prohibit use or disclosure except in the performance of services to the Company or any of its Subsidiaries); and excluding, for clarity, customer agreements pursuant to which the Company or any of its Subsidiaries utilize (but do not disclose) Sensitive Technologies so as to manufacture semiconductor products for such customers in the ordinary course of business, and (ii) to the knowledge of the Company, there has been no unauthorized theft, reverse engineering, decompiling, disassembling or other unauthorized disclosure to or use by a Third Party of material Sensitive Technology owned by the Company or any Company Subsidiary; except as to each of (i) and (ii) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and the Company Subsidiaries, since January 1, 2019, (i) the Company and the Company Subsidiaries have complied with all applicable Privacy Requirements, and have implemented and maintained an information security program comprising reasonable and appropriate organizational, physical, administrative, and technical safeguards that are reasonably consistent with information security programs standard in the semiconductor manufacturing industry and that are designed to protect Personal Information against unauthorized access, use, modification, disclosure or other misuse; (ii) to the knowledge of the Company, there has been no breach or unauthorized access or use of Personal Information or other material confidential data controlled by the Company or a Company Subsidiary on the Company’s and Company Subsidiaries’ IT systems and assets; (iii) the Company and the Company Subsidiaries have taken reasonable measures required by Privacy Requirements to ensure third parties that receive or otherwise process Personal Information on behalf of the Company or a Company Subsidiary comply with Privacy Requirements (iv) since January 1, 2019, the Company and the Company Subsidiaries have conducted commercially reasonable data security testing and audits at reasonable and appropriate intervals and have resolved or remediated any material data security issues or vulnerabilities identified and (v) neither the Company nor any of Company Subsidiaries has received any written notice of any claims, complaints, investigations (including investigations by a Governmental Authority) from any Governmental Authority or other Person, and no proceeding has been commenced or is pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, alleging a violation of any Privacy Requirements or with respect to the security, confidentiality, availability, or integrity of the Company’s or Company Subsidiaries’ IT systems and assets.

(l)          Neither the execution of this Agreement nor the consummation of the Transactions will, under any Company Contract to which the Company or any Company Subsidiary is bound, cause (i) the granting to any Third Party of any material license or right to use or material immunity from suit or covenant not to assert, under or with respect to any material Company Owned Intellectual Property, or (ii) Parent, any such affiliate thereof, or Surviving Company being obligated to pay material royalties or amounts to any Person with respect to Intellectual Property, in excess of those payable by the Company or any Company Subsidiary in the absence of this Agreement or the Transactions.

(m)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and the Company Subsidiaries (i) the Company and Company Subsidiaries take reasonable actions to protect, maintain, audit, monitor and test the confidentiality, integrity, availability, redundancy, backup, continuous operation and security of the Company Products and Technology and material IT systems and assets used in their businesses and (ii) since January 1, 2019, there have been no breaches, violations, interruptions, outages, unauthorized uses of or unauthorized access to any of the foregoing, other than those that were resolved without material cost, liability or duty to notify any Person.

Section 3.15          Taxes.

(a)          Each of the Company and the Company Subsidiaries has timely filed all income and other material Tax Returns that it was required to file under applicable Laws and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company Subsidiaries have paid all income and other material Taxes that are required to be paid by them (whether or not shown on any Tax Return), except for Taxes with respect to which adequate reserves are included in the Company Reports in accordance with GAAP.

(b)          Neither the Company nor any Company Subsidiary is a party to or bound by any material Tax allocation, indemnification, or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, (ii) any agreement between or among any of the Company and the Company Subsidiaries, and (iii) agreements that will terminate as of the Closing) or any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(c)          None of the Company or any non-U.S. Company Subsidiary (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or should be treated as a U.S. corporation under Section 7874(b) of the Code,  (ii) has ever been a “passive foreign investment company” within the meaning of Section 1297 of the Code or (iii) has ever been engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code. Neither the Company nor any Company Subsidiary has engaged in any “reportable transaction” or “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(d)          Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that requires special reporting in accordance with Section 131(g), 131D or 131E of the Ordinance or the regulations promulgated thereunder or Sections 67C and 6D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customers Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958.

(e)          The Company and each of the Company Subsidiaries have complied in all material respects with all applicable Laws relating to withholding Taxes and have withheld and paid all material Taxes required to have been withheld and paid (whether paid in case, paid in kind, deemed paid or otherwise) in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party.

(f)          (i) No deficiencies or adjustments for any income or material Taxes against the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid or are otherwise outstanding against the Company or any Company Subsidiary (except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP), (ii) there are no ongoing or pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any, Actions or other review with respect to any income or other material Taxes of the Company or any Company Subsidiary, and no such Actions are, to the knowledge of the Company, threatened, and (iii) there are no waivers or extensions of any statute of limitations currently in effect with respect to any income or other material Taxes of the Company or any Company Subsidiary.

(g)          Neither the Company nor any Company Subsidiary (i) is or has been in the past five (5) years a member of a group (other than a group the common parent of which is the Company or one of the Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for material Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulations Section 1.1502-6 or any similar provision of applicable Law or as a transferee or successor, by Contract or otherwise (in each case, other than agreements entered into in the ordinary course of business, the primary purposes of which is unrelated to Tax).

(h)          No written claim has been made by any Governmental Authority that the Company or any Company Subsidiary is or may be subject to a material amount of Tax or required to file a material Tax Return in a jurisdiction where it does not file Tax Returns. Neither the Company nor any of the Company Subsidiaries has, or has had, a permanent establishment or become subject to income taxation in any country other than the country where such Company or any Company Subsidiary was organized, as determined pursuant to applicable Law and applicable Tax treaty.

(i)          In the last two (2) years, none of the Company or any Company Subsidiary has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar applicable provision of state, local, or non-U.S. Law).

(j)           There are no Liens for material Taxes upon the assets of the Company or any Company Subsidiary, except for Permitted Liens.

(k)          The Company or any of the Israeli Company Subsidiaries has not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation.

(l)            Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2.

(m)         The Company and its Israeli Company Subsidiaries are duly registered for the purposes of Israeli value added tax (“VAT”), and the Company and each of the Israeli Company Subsidiaries has complied in all material respects with all requirements concerning VAT. The Company and its Israeli Company Subsidiaries (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by them, (ii) have collected and timely remitted to the relevant Governmental Authority all output VAT which are required to collect and remit under any applicable Law and (iii) have not received a refund for input VAT for which they are not entitled under any Law. No other non-Israeli Company Subsidiaries are required to effect Israeli VAT registration.

(n)          The Company and each Company Subsidiary is and has been in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology.  The prices and terms for the provision of any loan, property or services provided by or to the Company and any Company Subsidiary are at arm’s length in all material respects and comply in all material respects with applicable transfer pricing Laws in all relevant jurisdictions.  The Company and the Israeli Company Subsidiaries comply, and have always been compliant in all material respects with the requirements of Section 85A of the Ordinance.

(o)          The Company has made available to Parent any Tax exemption, Tax holiday, or other Tax reduction agreement or Order, applied for or received by the Company or any Company Subsidiary in connection with Israeli Taxes, including any confirmation by the Investment Center of “Approved Enterprise” or “Benefitted Enterprise” status, and has been in compliance in all material respects with requirements under applicable Law and, if applicable, any ruling with respect to such exemption, holiday or other reduction agreement or Order. Furthermore, except as set forth on Section 3.15(o) of the Company Disclosure Letter, the Company and its Israeli Company Subsidiaries have not received any grants from the IIA or otherwise under the Law for the Encouragement of Industrial Research and Development, 1984; and there are no royalties, fees, repayments or other amounts due or payable by the Company or its Israeli Company Subsidiaries to any Governmental Authority with respect to any of the foregoing. Except with respect to grants as specified in the Company Disclosure Letter, no prior approval of any Governmental Authority related to Tax is required in order to consummate the Transactions, or to preserve entitlement of the Company or any of its Israeli Company Subsidiaries to any such incentive subsidy or benefit.

(p)          Each of the Company share incentive plans that are intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Ordinance (a “102 Plan””) has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Section 102 Awards which were issued under any 102 Plan were and are currently in material compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Awards only following the lapse of the required 30 day period from the filing of the 102 Plan with the ITA, the receipt of the required signed award and/or grant agreements from holders of Section 102 Awards, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable, and will be entitled to capital gains treatment upon sale or cancelation thereof as part of the Transactions. All Tax rulings, opinions, correspondence, and filings with the ITA relating to the 102 Plan and any award thereunder have been made available to Parent.

(q)          Except with respect to shares of the Company as set forth in the Company Disclosure Letter, no shares of the Company were issued to any employee of the Company or any Company Subsidiaries or have at any time been subject to “reverse vesting” or a repurchase option (or any similar arrangement) in favor of the Company or any Company Subsidiaries, nor have any shares of the Company been issued to any Person which are the result of the conversion of any convertible instrument or are held for the benefit of any beneficiary by a third party (such as a trustee nominee or otherwise, other than the 102 Trustee).

(r)          None of the non-Israeli Company Subsidiaries is a controlled foreign corporation within the meaning of Section 75B of the Ordinance, nor has the Company ever held any interest in such corporation.

(s)          Neither the Company nor any of the Company Subsidiaries has received any letter ruling or any other Tax ruling from any Governmental Authority, and no request for such a ruling is currently pending, except as specifically contemplated by this Agreement.

(t)          The Company has made available to Parent: (i) accurate and complete copies of all material Tax Returns of the Company and the Company Subsidiaries relating to taxable periods ended on or after December 31, 2017; and (ii) any audit report issued by a Governmental Authority within the prior five years relating to any material Taxes due from or with respect to the Company or its Subsidiaries.

Section 3.16          Environmental Matters.

(a)          The Company and each Company Subsidiary is and, and since January 1, 2018 has at all times been, in compliance with all applicable Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the properties currently owned, leased or operated by the Company or any Company Subsidiary, or to the knowledge of the Company, any properties formerly owned, leased or operated by any Company Subsidiary (including soils and surface and ground waters), are contaminated with any Hazardous Substance that would be reasonably likely to cause the Company or any Company Subsidiary to incur liability or an obligation to investigate or remediate such Hazardous Substances, and to the knowledge of the Company, neither the Company nor any Company Subsidiary has disposed or arranged for the disposal of Hazardous Substances at any location that would be reasonably likely to cause the Company or any Company Subsidiary to incur liability pursuant to any Environmental Law.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice, complaint, letter, request for information, notice of potential responsibility or other written communication regarding any actual or alleged noncompliance with or liability under Environmental Law or liability with respect to environmental matters pursuant to any Contract, excluding any matters where such notice or written communication was received prior to January 1, 2019 and such matter has been resolved with no further obligation or liability on the part of the Company or any Company Subsidiary.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary possesses and is in compliance with all material permits, licenses, registrations, authorizations and approvals required under any Environmental Law (“Environmental Permits”); all such Environmental Permits are in full force and effects; and there is no Action pending or, to the knowledge of the Company, threatening, to revoke, terminate, suspend or cancel any such Environmental Permits.

(e)          Except for Contracts entered into in the ordinary course of business (including Company Real Property Leases entered into in the ordinary course of business), to the knowledge of the Company and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into any agreement that would reasonably be expected to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the knowledge of the Company, threatened against the Company or any of its Company Subsidiaries, and neither the Company nor any Company Subsidiary is subject to any administrative, civil or criminal Order with respect to any Environmental Law or Hazardous Substances. No condition exists on any property, currently or formerly, owned or operated by the Company or any Company Subsidiary that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)          The Company has made available to Parent (i) the material assessments, reports, data, results of investigations or audits that are in its possession or reasonably available to it pertaining to environmental conditions at or relating to the Company Owned Real Property or real property leased by the Company or any Company Subsidiary; (ii) material documents and correspondence relating to (x) pending or threatened Actions or Orders pursuant to Environmental Law or with respect to Hazardous Substances and (y) material, unresolved violations of applicable Environmental Law; and (iii) current material Environmental Permits and pending applications for new or renewed Environmental Permits.

Section 3.17          Material Contracts.

(a)          Section 3.17(a) of the Company Disclosure Letter lists the following respective Contracts (other than any Company Plan) in effect as of the date of this Agreement (including all material amendments and supplements) to which the Company or any Company Subsidiary is a party (provided, however, that the Company Material Contracts will be deemed to include, without requirement of listing, any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed as an exhibit, without any redactions and including schedules and exhibits, to the Company Reports filed with the SEC prior to the date of this Agreement, other than any Company Plan) (“Filed Company Contract”), such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Letter, any Company Real Property Lease and any Filed Company Contract, collectively being, the “Company Material Contracts”:

(i)              each Contract with a Material Customer, a Material Supplier or a Material Reseller, excluding (A) non-disclosure agreements, (B) sales acknowledgements, (C) purchase or service orders or statements of work that have been substantially satisfied and have no material ongoing obligations or liabilities, (D) Contracts under which the Company or any Company Subsidiary (1) paid less than $1,000,000 in fiscal year 2021 or (2) received less than $1,000,000 in fiscal year 2021 and (E) in the case of clauses (A) and (B), other similar documents entered into or provided in the ordinary course of business consistent with past practice;

(ii)              any sole source supply Contract with one of the Material Suppliers;

(iii)            all Government Contracts, including any Contract providing for (A) Government Grants from the IIA or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations, or (B) material Government Grants from any other Governmental Authority;

(iv)            all Contracts that (A) materially limit or purport to materially limit the ability of the Company or any Company Subsidiary or, upon the consummation of the Merger, Parent or any Parent Subsidiary, to compete with any Person, in any line of business, market or field, or develop, sell, supply, manufacture, market or distribute any material product, service or technology, in each case, in any geographic area or during any period of time on or after the date hereof, (B) pursuant to which a third party is granted exclusivity rights (other than customization work for customers in the ordinary course of business consistent with past practice), (C) materially limit or purport to materially limit the Company’s ability to make any products, services, or technology or (D) subject the Company or any Company Subsidiary or Parent or any of its Subsidiaries to any “most-favored nation” provision, “take or pay” or minimum purchase or supply requirements;

(v)             any Contract providing for the disposition or acquisition by the Company or any Company Subsidiary directly or indirectly (by merger, license or otherwise) of assets or equity ownership interests for consideration in excess of $5,000,000 (other than acquisitions of inventory, equipment or raw materials in the ordinary course of business consistent with past practice) or containing material continuing indemnification obligations, “earn-out” provisions or other material contingent payment obligations;

(vi)          each Contract that is (A) an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for Indebtedness (including obligations under any capitalized leases but excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary of the Company) in excess of $1,000,000, (B) materially restricts the Company’s and its Subsidiaries’ (taken as a whole) ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole or (D) is an interest rate derivative, currency derivative, forward purchasing, swap or other hedging contract;

(vii)            all Contracts establishing a partnership, joint venture or other similar organizational form or that relates to the formation, operation, management or control of any such partnership, joint venture or similar organizational form;

(viii)          all Contracts (excluding licenses for commercially available components or Software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary is assigned or granted any license, option or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to, any Intellectual Property of a Third Party that is material to the Company Products and Technology or otherwise material to the conduct of the business of the Company or any Company Subsidiary;

(ix)            all Contracts (excluding non-exclusive licenses with respect to sales, testing and evaluation of Company Products and Technology (or products of third parties to the extent fabricated by the Company or a Company Subsidiary) in the ordinary course of business or licenses for commercially available components or Software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary has assigned to a Third Party, or granted to a Third Party any material license, option, financial interest or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to material Company Owned Intellectual Property;

(x)             all Contracts, in connection with the settlement or other resolution of any Action that has any material continuing obligation (other than confidentiality obligations), liability or restriction on the part of the Company or the Company Subsidiaries or that would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(xi)             any Contract for capital expenditures requiring future payments by the Company or the Company Subsidiaries in excess of $1,000,000 with respect to any project or series of projects;

(xii)          any Contract that contains any provisions requiring the Company or any Company Subsidiary to indemnify any other party (excluding indemnities contained in agreements in connection with the purchase, sale or license of Company Products or indemnities in connection with receipt of products or services from vendors in the ordinary course of business), which indemnity is material to the Company and the Company Subsidiaries, taken as a whole;

(xiii)          Contract with (A) any current or former officer or director of the Company or any of their immediate family members (other than any Company Plans), or (B) any “controlling shareholder” of the Company (as defined in the ICL);

(xiv)          any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any Company Securities or (C) providing the Company or any of the Company Subsidiaries with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities, other than with respect to investments by the Company in an amount less than $1,000,000 in any Person;

(xv)           each Contract not otherwise described in any other subsection of this Section 3.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K as promulgated by the SEC) with respect to the Company; and

(xvi)          any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xv) above.

(b)          Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, as a whole, each Company Material Contract is a legal, valid and binding agreement and, to the knowledge of the Company, is in full force and effect and enforceable against the Company or the applicable Company Subsidiary in accordance with its terms (except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought). Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, as a whole, (i) the Company or the Company Subsidiary, as applicable, is not in default under any Company Material Contract, and has not committed or failed to perform any act that, and, to the knowledge of the Company, no circumstances exist and no event has occurred that, with or without notice, lapse of time, or both, would constitute a default under or would result in the acceleration of any obligation or loss of a benefit of the Company or a Company Subsidiary pursuant to, result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or give rise to a right of termination or cancellation pursuant to the Company Material Contract, (ii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract and (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any other party to any such Company Material Contract that such party intends to terminate, or not renew, any such Company Material Contract. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.18          Nasdaq and TASE; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Shares on Nasdaq and on TASE, including all applicable corporate governance rules and regulations. The Company Shares are not listed on any stock exchange other than Nasdaq and TASE.

Section 3.19          Material Customers, Suppliers and Resellers.

(a)          Section 3.19(a) of the Company Disclosure Letter sets forth a list of the top ten (10) customers of the Company and the Company Subsidiaries by revenue received during the twelve (12) month period ending December 31, 2021 (each, a “Material Customer”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or materially and adversely modify its existing Contracts with the Company or the Company Subsidiaries.

(b)          Section 3.19(b) of the Company Disclosure Letter sets forth a list of the top ten (10) suppliers and vendors of the Company by spend during the twelve (12) month period ending December 31, 2021 (each, a “Material Supplier”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Supplier that such Material Supplier shall not continue as a supplier or vendor to the Company or that such Material Supplier intends to terminate or materially and adversely modify its existing Contracts with the Company or the Company Subsidiaries.

(c)          Section 3.19(c) of the Company Disclosure Letter sets forth a list of the resellers, distributors, or sales agents for the Company Products and Technology with revenue received therefrom by the Company or any Company Subsidiary during the twelve month period ending December 31, 2021 in excess of $250,000 (each, a “Material Reseller”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Reseller that such Material Reseller shall not continue as a reseller, distributor, or sales agent, as applicable, to the Company or that such Material Reseller intends to terminate or materially and adversely modify its existing Contracts with the Company or the Company Subsidiaries.

Section 3.20          Insurance.

(a)          The Company and each Company Subsidiary are, and continually since the later of January 1, 2019 or the date of acquisition by the Company with respect to any Company Subsidiary have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) as of the date of this Agreement, there is no claim pending under any insurance policies of the Company and its Subsidiaries as to which coverage has been denied by the underwriters of such policies.

Section 3.21          Brokers and Expenses. No agent, broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any Company Subsidiary.

Section 3.22          Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.7, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Articles of Association is applicable to this Agreement and the Transactions.

Section 3.23          Affiliate Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any of the directors or officers of the Company and the Company Subsidiaries, on the other hand.

Section 3.24          Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

Section 3.25          Opinion of Financial Advisors.

(a)          J.P. Morgan Securities LLC rendered to the Company Board of Directors its oral opinion, to be subsequently confirmed by delivery of a written opinion that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the Per Share Merger Consideration to be paid to the holders of the Company Shares (other than Company Shares held in treasury or owned by the Company, Parent, or any of their respective Subsidiaries) in the Merger is fair, from a financial point of view, to such holders.

(b)          BDO Ziv Haft Consulting Group Ltd. (together with J.P. Morgan Securities LLC, the “Company Financial Advisors”) rendered to the Company Board of Directors its written opinion to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications, limitations and assumptions set forth therein, the Per Share Merger Consideration to be paid to holders of Company Shares (other than Company Shares held in treasury or owned by the Company or any Company Subsidiary or owned by the Parent, Merger Sub or any of their affiliates) in the Merger is fair, from a financial point of view, to such holders.

(c)          The Company will make available to Parent on a non-reliance basis a copy of such written opinions as soon as practicable following the execution of this Agreement for informational purposes only (it being understood and agreed that such written opinions are for the benefit of the Company Board of Directors and may not be relied upon by Parent, Merger Sub or their respective affiliates).

Section 3.26          Series G Debentures. The Company has the authority and all requisite powers and is entitled to fully prepay the Debentures at its full discretion, in accordance with the provisions of Section 6.2 of the Deed of Trust. As of the date hereof, the full repayment amount is set forth in Section 3.26 of the Company Disclosure Letter (it being understood and agreed, for the avoidance of doubt, that the full repayment amount will be determined as of the Effective Time in accordance with the provisions of Section 6.2 of the Deed of Trust). The Company will not be required to make any additional payments beyond the payments detailed in Section 6.2(i) of the Deed of Trust and that no additional approvals are required to be obtained in order to effectuate any prepayment of the Debentures.

Section 3.27          No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Company Disclosure Letter).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ULTIMATE PARENT, PARENT AND MERGER SUB

Ultimate Parent, Parent and Merger Sub represent and warrant to the Company as set forth below in this Article IV.

Section 4.1          Corporate Organization. Ultimate Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, is wholly owned by Ultimate Parent, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation organized and validly existing, is wholly owned by Parent, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. No proceedings have been commenced to strike Merger Sub from the registry of companies maintained by the Companies Registrar. Parent and Merger Sub are in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2          Authority Relative to this Agreement.

(a)          Each of Ultimate Parent, Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Ultimate Parent, Parent and Merger Sub and the consummation of the Transactions by each of Ultimate Parent, Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings (including any actions of Ultimate Parent’s stockholders) on the part of Ultimate Parent, Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Ultimate Parent, Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Ultimate Parent, Parent and Merger Sub, enforceable against each of Ultimate Parent, Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)          The Parent Board of Directors and the Merger Sub Board of Directors has adopted resolutions (i) determining that this Agreement and the Transactions are fair to, and in the best interests of, Parent, Merger Sub and their respective shareholders or other equityholders, as applicable and (ii) approving the Merger, the execution of this Agreement and the consummation of the Transactions, and the Board of Directors of Merger Sub has further (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (iv) resolved to recommend that Parent, as the sole shareholder of Merger Sub, approve the Merger, this Agreement and the consummation of the Transactions. Parent, as the sole shareholder of Merger Sub, approved this Agreement, the Merger and the other Transactions.

(c)          No vote of, or consent by, the holders of any equity interests of Ultimate Parent or Parent is necessary to authorize the execution, delivery and performance by Ultimate Parent or Parent of this Agreement and the consummation of the Transactions or to approve the Merger, or otherwise required by Ultimate Parent’s or Parent’s Charter Documents, applicable Law or any Governmental Authority in connection therewith.

Section 4.3          No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Ultimate Parent, Parent and Merger Sub does not, and the performance of this Agreement by Ultimate Parent, Parent and Merger Sub will not, (i) conflict with or violate the Charter Documents of Ultimate Parent, Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained and all filings and obligations described in Section 4.3(b) have been made, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of or any loss of any benefit under, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of Ultimate Parent, Parent or Merger Sub pursuant to, result in the creation of a Lien on a property or asset of Ultimate Parent, Parent or Merger Sub pursuant to, or give rise to a right of termination or cancellation pursuant to, any material Contract of Ultimate Parent, Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b)          The execution and delivery of this Agreement by Ultimate Parent, Parent and Merger Sub does not, and the performance of this Agreement by Ultimate Parent, Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL, with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) any filings as may be required under the rules and regulations of Nasdaq, (iii) the Securities Act, Exchange Act and Blue Sky Laws, (iv) the pre-merger notification requirements of the HSR Act and similar requirements under other applicable Regulatory Laws, (v) filing of the IIA Notice and IIA Undertaking, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4          Absence of Litigation. As of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened against Ultimate Parent or any Subsidiary of Ultimate Parent (a “Parent Subsidiary”), or any property or asset of Ultimate Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Ultimate Parent nor any Parent Subsidiary nor any property or asset of Ultimate Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5          Proxy Statement. The information supplied by Ultimate Parent, Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the date it is first mailed to the Company Shareholders and at the time of the Company Special Meeting and at the time of any amendment or supplement thereof. Any document that is required to be filed or furnished by Ultimate Parent, Parent, Merger Sub or any of their respective Affiliates with the ISA, the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Law. Notwithstanding the foregoing, no representation or warranty is made by Ultimate Parent, Parent or Merger Sub with respect to information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in any such document.

Section 4.6          Ownership of Company Share Capital. Neither Ultimate Parent, Parent, Merger Sub or any of their respective Subsidiaries owns, or at any time during the past three (3) years has owned, beneficially or otherwise, any Company Shares or Company Equity Awards or any outstanding securities of any Company Subsidiary (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.7          Sufficient Funds. At the Closing, Ultimate Parent, Parent and Merger Sub will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement. The obligations of Ultimate Parent, Parent and Merger Sub hereunder are not subject to any condition regarding Ultimate Parent’s, Parent’s or Merger Sub’s ability to obtain financing for the Merger and the Transactions contemplated by this Agreement.

Section 4.8          Brokers and Expenses. Except for Goldman Sachs & Co. LLC, whose fees will be paid by either Ultimate Parent or Parent, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Ultimate Parent or any Parent Subsidiary.

Section 4.9          Operations of Merger Sub. The authorized share capital of Merger Sub consists solely of 1,000 ordinary shares, par value Israeli Agora (NIS 0.01) per share, ten of which are issued and outstanding. All of the issued and outstanding shares of Merger Sub are, as of the date of this Agreement, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger. Except for obligations or liabilities incurred in connection with its formation, this Agreement and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.10          No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, none of Ultimate Parent, Parent nor Merger Sub, any of their affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Ultimate Parent, Parent, Merger Sub, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, none of Ultimate Parent, Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1          Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) as specifically permitted or required by this Agreement, (3) as required by Law or Order (including any COVID-19 Measures) or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned for purposes of subsections (c), (e), (h), (j)-(n), (p), (r), (t), (v)-(x) of Section 5.1), the Company shall and shall cause each Company Subsidiary to  conduct its business, in all material respects, in the ordinary course of business consistent with past practice, including, to the extent consistent therewith, using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations. Without limiting the generality of the foregoing, except (i) as expressly permitted or required by this Agreement, (ii) as set forth in the subsection of Section 5.1 of the Company Disclosure Letter corresponding to the applicable subsection of this Section 5.1, (iii) as required by Law or final Order (including any COVID-19 Measures) or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned for purposes of subsections (c), (e), (h), (j)-(n), (p), (r), (t), (v)-(x) of Section 5.1), until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not and shall not permit any Company Subsidiary to:

(a)          declare, accrue, set aside or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, property, shares or other securities of the Company or any Company Subsidiary), except dividends and distributions by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b)          split, combine, reduce or reclassify any of its share capital, except for any such transaction by a wholly owned Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction;

(c)          except as required by the terms of this Agreement or any Company Plan in effect on the date of this Agreement and disclosed on Section 3.10(a) of the Company Disclosure Letter or as is required by applicable Law:

(i)               grant, provide, amend or increase any retention or change in control payments or benefits to any current or former employee, director or individual independent contractor;

(ii)              grant, provide, amend or increase any severance payments or benefits to any current or former employee, director or individual independent contractor;

(iii)            grant, provide, amend or materially increase the cash or equity compensation or benefits payable or to become payable to any of its current or former employees, directors or individual independent contractors, including any bonus, discretionary cash payments or incentive compensation;

(iv)           establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement, or recognize or certify any Labor Organization or group of employees as the bargaining representative for any employees of the Company or any Company Subsidiary;

(v)              establish, adopt, enter into, amend or terminate any Company Plan (or any arrangement that would be a material Company Plan if in effect on the date of this Agreement), other than (x) employment agreements and offer letters entered into the ordinary course of business consistent with past practice that do not provide for severance or change in control benefits, and (y) annual renewals of or modifications to Company Plans in the ordinary course of business consistent with past practice that are health or welfare plans and that do not increase the cost to the Company or any Company Subsidiary of such Company Plan;

(vi)             accelerate the vesting or payment date of any Company Equity Awards or accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan;

(vii)            (A) other than to directly replace an employee below the level of vice president whose employment with the Company terminates after the date hereof, hire or retain any person for employment with the Company or any Company Subsidiary or (B) promote, or, other than for cause (which, for the avoidance of doubt, shall include performance-related terminations), terminate the employment or engagement of an employee of the Company or any Company Subsidiary, at the level of manager or above;

(viii)            waive, release or amend any restrictive covenants of any current or former employee or other Worker; or

(d)          make any material change in its financial accounting policies, practices or methodologies, except as required by Law, GAAP or SEC, Nasdaq or TASE policy;

(e)          acquire or agree to acquire, directly or indirectly (including by merger, consolidation, operation of law, or acquisition of shares, other equity interests or assets or any other business combination), (i) any corporation, partnership, other business organization or any division, business, assets or properties of any other Person (other than (A) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company, (B) the purchase of inventory, equipment, raw material or supplies in the ordinary course of business consistent with past practice, or (C) non-exclusive inbound licenses of Intellectual Property in the ordinary course of business) in an amount in excess of $2,500,000 individually or $10,000,000 in the aggregate or (ii) any investment in any other Person in an amount in excess of $2,500,000 individually or $10,000,000 in the aggregate, including by purchase of capital stock or securities, contributions to capital, property transfers (other than between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries); provided that nothing herein shall prohibit capital expenditures permitted pursuant to Section 5.1(p);

(f)          cause, permit or propose any amendment to, or otherwise amend the Articles of Association of the Company or the Charter Documents of any Company Subsidiary;

(g)          adopt a plan of (i) complete or partial liquidation of the Company or any Company Subsidiary or (ii) dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of the Company or any of the Company Subsidiaries other than (A) the Merger and (B) transactions between or among direct or indirect wholly owned Subsidiaries of the Company;

(h)          except as permitted by Section 5.1(c), issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien (other than Permitted Liens) any shares or voting securities of the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Company Shares in respect of the exercise of purchase rights under the Company Equity Plans, upon the exercise of Company Options or the vesting and settlement of Company PSUs and Company RSUs, in each case in accordance with their respective terms and the terms of this Agreement, (ii) pursuant to the Company Equity Plans as set forth in Section 5.1(c), and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(i)          directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture or cancellation of such awards, (iii) the acquisition of Company Shares pursuant to the mandatory exercise of repurchase rights binding on the Company existing prior to the date of this Agreement and disclosed on Section 5.1(i) of the Company Disclosure Letter, and (iv) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(j)          (i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (B) guarantees by the Company of Indebtedness of wholly owned Company Subsidiaries or guarantees by wholly owned Company Subsidiaries of Indebtedness of the Company or any wholly owned Company Subsidiary, which Indebtedness is incurred in compliance with this clause (j), (C) the incurrence of Indebtedness in an amount not to exceed $1,000,000 in aggregate principal amount, (D) purchase money financings and capital leases entered into in the ordinary course of business in an amount not to exceed $25,000,000 in the aggregate at any time outstanding, and (E) any hedging obligations of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice, and (ii) make any loans or advances to any other Person or cancel any Indebtedness for borrowed money owed to the Company, other than (A) in wholly owned Company Subsidiaries and (B) in respect of travel or other business expenses in the ordinary course of business consistent with past practice;

(k)          allow to lapse, encumber, sell, lease, license, transfer, assign, exchange, swap, abandon, pledge or otherwise waive or dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets, except for (A) sales of inventory or Company Products, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) the licensing, sale, abandonment or allowance to lapse of Company Registered Intellectual Property that is not material Company Owned Intellectual Property; and (C) non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice; or (ii) release any Sensitive Technology under any Copyleft Terms or use any Open Source Material in such a way that would require the release of any Sensitive Technology under any Copyleft Terms;

(l)          (i) settle, pay, discharge or satisfy any Actions other than Actions that (A) involve the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Most Recent Company Balance Sheet in an amount that is less than the amount reserved therefore as reflected therein, (B) do not involve the payment of money in excess of  $2,500,000 individually or $8,000,000 in the aggregate, (C) do not involve the grant of equitable relief or otherwise impose any material restriction on the Company’s or any Company Subsidiaries’ business, (D) do not relate to any Action brought by or on behalf of the Company Shareholders in connection with this Agreement or the Transactions and (E) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary or (ii) institute any Action by the Company or any Company Subsidiary, other than in the ordinary course of business consistent with past practice;

(m)          (i) make (except for elections made in the ordinary course of business consistent with past practice) or change any material Tax election; (ii) change any Tax accounting period with respect to a material Tax or material method of Tax accounting; (iii) file any amended Tax Return (other than any amended immaterial Tax Return which filing would reasonably be expected to be beneficial to the Company or any Company Subsidiary); (iv) settle or compromise any audit or proceeding relating to a material Tax or a material amount of Taxes; (v) except in the ordinary course of business consistent with past practice, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund; or (vii) request a Tax pre-ruling or ruling from any Governmental Authority (other than any such request (A) expressly contemplated by this Agreement or (B) that relates to an immaterial amount of Tax and that would reasonably be expected to be beneficial to the Company or any Company Subsidiary);

(n)          Except for renewals or extensions of any existing Company Material Contract in the ordinary course of business consistent with past practice (as long as the terms of such renewals or extensions are substantially consistent with the existing Company Material Contracts), (i) enter into any Contract that if entered into prior to the date of this Agreement would have been a Company Material Contract described in subsections (iii)-(ix), (xii), (xiii), (xiv) or (xvi) of Section 3.17(a), (ii) materially modify or amend to the extent related to, or waive, release or assign any rights or claims under any Company Material Contract described in subsections (iii)-(ix), (xii), (xiii), (xiv) or (xvi) of Section 3.17(a), or (iii) enter into, materially modify, amend, waive, release or assign any material rights or claims under any other Company Material Contract other than in the ordinary course of business consistent with past practice, but subject to any other restrictions imposed by this Section 5.1;

(o)          enter into or become bound by, or amend, modify, terminate or waive (or seek to do any of the foregoing with respect to) any Contract to purchase, sell or grant any security interest in any real property or any real property lease;

(p)          make any capital expenditures, except for as forth on Section 5.1(p) of the Company Disclosure Schedule;

(q)          apply for or accept (i) any Government Grant from the IIA or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s or any Company Subsidiary’s research and development operations or (ii) any material Government Grants from any other Governmental Authority; provided, however, that the Company shall have the right to accept additional funds under existing Government Grants from the IIA for which the Company has already received funds if such acceptance of funds by the Company does not impose any additional restrictions on the Company;

(r)          write up, write down or write off the book value of any assets, except (i) for depreciation and amortization in accordance with GAAP consistently applied, (ii) as otherwise required under GAAP (including to increase any reserves for contingent Liabilities) or (iii) in the ordinary course of business consistent with past practice in accordance with GAAP;

(s)          change the Company’s or any of its Subsidiaries’ (i) systems of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act), (ii) “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the 1934 Act) or (iii) methods for maintenance of books and records except as permitted by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by the Company’s independent public accountants;

(t)          change the Company’s or any of its Subsidiaries’ fiscal year;

(u)          cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

(v)          enter into a new line of business outside of the existing business of the Company and the Company Subsidiaries, taken as a whole;

(w)          become party to or approve or adopt any stockholder rights plan or “poison pill” agreement;

(x)          call or convene any general or special meeting of the Company Shareholders, or seek any action or other approval of or from the Company Shareholders, in each case with respect to any action prohibited by this Section 5.1; or

(y)          agree in writing to take any or authorize any of the foregoing actions.

Section 5.2          Solicitation by the Company.

(a)          From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Section 8.1, and except as otherwise specifically provided for in this Agreement, the Company shall not and shall cause the Company Subsidiaries and its and their directors and officers not to, and the Company shall instruct its and their Representatives to not to on behalf of the Company: (i) solicit or initiate or knowingly assist, facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than, solely in response to an inquiry not solicited in  breach of this Section 5.2, informing the Person making such inquiry of the existence of the provisions contained in this Section 5.2); (ii) provide any information regarding, cooperate with or provide access to the properties, personnel, books and records of, the Company or any Company Subsidiary to any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.2(c) below; (iii) participate or engage in discussions or negotiations with any Person with respect to a Competing Proposal; (iv) approve, endorse, or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal; (v) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the Company Shareholders; (vi) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request by Parent following a Competing Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known; provided that the Company and its Representatives shall have no obligation to reaffirm the Company Board Recommendation more than once with respect to any Competing Proposal (with modification to the financial terms thereof or any other material thereof constituting a new Competing Proposal); (vii) if a tender offer or exchange offer that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company Shareholders within ten (10) Business Days after the commencement thereof (or any modification to the financial terms thereof or any other material terms thereof); (viii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or understanding relating to any Competing Proposal (whether binding or nonbinding); or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iv)-(viii) or this clause (ix) (to the extent related to clauses (iv)-(viii)), above, a “Company Change of Recommendation”). Any violation of the restrictions contained in this Section 5.2 by any Company Subsidiary or any of the Company’s or any Company Subsidiary’s Representatives shall be deemed to be a breach of this Section 5.2 by the Company. The Company agrees that neither it, nor its affiliates, will enter into any agreement with any Third Party subsequent to the date of this Agreement which would prohibit the Company or any of its affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.2. Neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 5.2 to Parent.

(b)          The Company shall immediately cease and shall cause the Company Subsidiaries and instruct its and their Representatives to promptly cease, any and all existing discussions, activities or negotiations with any Person (other than Parent, Merger Sub or any of their respective designees or Representatives) conducted heretofore with respect to any Competing Proposal and to revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) hosted by or on behalf of the Company or any of its Subsidiaries or Representatives containing any non-public information with respect to the Company or its Subsidiaries in connection with a Competing Proposal. Promptly following the date of this Agreement, the Company will request that each Person (other than Parent, Merger Sub and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of a Competing Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy (and confirm such destruction in writing) all non-public information furnished to such Person by or on behalf of the Company or any of the Company Subsidiaries prior to the date of this Agreement in accordance with the terms of such confidentiality agreement.

(c)          Notwithstanding the limitations set forth in Section 5.2(a), if, after the date of this Agreement and prior to the Company Shareholder Approval being obtained, the Company receives a Competing Proposal which is not solicited in breach of this Section 5.2 and the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, and that failure to take action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the shareholders under Israeli Law, then the Company and its Representatives may, directly or indirectly through the Company’s Representatives: (i) furnish information (including nonpublic information) to the Person making such Competing Proposal, and its Representatives (including potential sources of financing), if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement covering such Persons; and (ii) participate or engage in discussions or negotiations with such Person and its Representatives (including potential sources of financing) with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto. The Company will promptly (and in any event within twenty-four (24) hours) provide to Parent any nonpublic information concerning the Company or the Company Subsidiaries provided to any other Person in connection with any Competing Proposal that was not previously provided to Parent.

(d)          The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after the receipt of any Competing Proposal, together with the identity of the Person making any such Competing Proposal inquiry, indication, request or offer, or any inquiry, indication, request or offer that would be reasonably expected to lead to a Competing Proposal, and provide Parent with a copy of the Competing Proposal, inquiry, indication, request or offer (or if the Competing Proposal, inquiry, indication, request or offer is not in writing, a written description of the material terms thereof), together with any documents and proposed material terms relating to the financing thereof, if any. The Company shall keep Parent reasonably informed on a substantially current basis (including by notifying Parent within twenty-four (24) hours after the occurrence of any amendment or modification of the price or of any other material term and any material developments regarding such Competing Proposal) of the status of discussions relating to such Competing Proposal inquiry, indication, request or offer, and (ii) promptly provide (and in no event later than twenty-four (24) hours sent by or provided to, as applicable, the Company, the Company Subsidiaries or any of their Representatives) to Parent written notice containing copies of correspondence, documents and other written materials sent by or provided to the Company, the Company Subsidiaries or any of their Representatives that describes any financial or other material terms or conditions of such Competing Proposal, inquiry, indication, request or offer (together with written summaries of any additional or modified material terms or conditions conveyed orally to or by the Company).

(e)          Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Directors may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the Company Shareholders under Israeli Law; provided, further, that the actions of the Company Board of Directors solely in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2, (ii) the Company has provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to a Company Intervening Event, and that the Company Board of Directors intends to effect a Company Change of Recommendation (provided, however, that the sole action of giving such Company Intervening Event Notice and of the Company Board of Directors authorizing and disclosing (to the extent legally required) such Company Intervening Event Notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2) and (iii) during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 5:00 p.m. California time on the date that is the fourth (4th) Business Day thereafter, has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desires to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board of Directors again makes the determination set forth in Section 5.2(e)(i).

(f)          Except to the extent any such action would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli law, the Company (A) shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof), and (B) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

(g)          Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Directors may in response to its receipt after the date of this Agreement of a bona fide written Competing Proposal, make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 8.1(h) if, and only if, (i) the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent on a binding basis prior to the determination by the Company Board of Directors, and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the Company Shareholders under Israeli Law (provided, however, that the actions of the Company Board of Directors solely in making such determination and such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), (ii) the Company has provided Parent with a written notice (a “Company Notice”) of such determination, stating that such notice constitutes a Company Notice, stating whether the Company Board of Directors intends to effect a Company Change of Recommendation or the Company intends to terminate this Agreement, and describing in reasonable detail the reasons for such Company Change of Recommendation or termination  (provided, however, that the sole action of giving such Company Notice and of the Company Board of Directors in authorizing and disclosing (to the extent legally required) such Company Notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), (iii) the Company has provided Parent with the material agreements and documents relating to such Competing Proposal (including the financing thereof), and (iv) during the period commencing on the date of Parent’s receipt of the Company Notice to Parent and ending at 11:59 p.m. California time on the date that is the fifth (5th) Business Day after Parent’s receipt of the Company Notice, the Company has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any written proposals made by Parent that if accepted by the Company would be binding upon Parent, and after taking account of Parent’s proposals, if any, the Company Board of Directors again makes the determination set forth in Section 5.2(g)(i). Following receipt by Parent of a Company Notice, if the financial or other material terms of such Competing Proposal are amended prior to the Company Board of Directors making a Company Change of Recommendation in accordance with the foregoing sentence, the Company will deliver to Parent a new Company Notice prior to the Company Board of Directors making a Company Change of Recommendation in accordance with the foregoing sentence, provided that the period of negotiation provided in Section 5.2(g)(iv) (the “Notice Period”) shall instead end at 11:59 p.m. California time on the third (3rd) Business Day immediately following Parent’s receipt of such Company Notice, but no such new Company Notice shall shorten the original five (5) Business Day notice period, and there may be multiple new Notice Periods if there are multiple revisions in price or other material revisions in terms or other material changes.

(h)          Nothing contained in this Section 5.2 shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Shareholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or a position contemplated by Section 329 of the ICL, or (ii) making any disclosure to the Company Shareholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the Company Shareholders under Israeli Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board of Directors expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further, that this Section 5.2(h) shall not permit the Company Board of Directors to make a Company Change of Recommendation except to the extent permitted by Section 5.2(e) or Section 5.2(f).

Section 5.3          Preparation of the Proxy Statement; Company Special Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement (and in any event within two (2) Business Days after the date of this Agreement), the Company shall (i) establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with this Section 5.3, convene a Company Special Meeting for the purpose of obtaining the Company Shareholder Approval and (ii) publish the notice of the Company Special Meeting. As soon as reasonably practicable following the date of this Agreement (and in any event within thirty (30) calendar days after the date of this Agreement), the Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K, the Proxy Statement, including a proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder. The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Special Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to Article VIII or as Parent and the Company may otherwise agree, the Company Special Meeting shall be held no later than forty-five (45) calendar days after the date the Proxy Statement is filed with the ISA and furnished to the SEC. Unless the Company Board of Directors (or a committee thereof) has effected a Company Change of Recommendation, the Company shall include the Company Board Recommendation and a copy of any fairness opinion obtained by the Company Board of Directors in connection with the approval by the Company Board of Directors of the Merger and the other transactions contemplated hereby in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed or made available to the shareholders of the Company as promptly as practicable following its filing date and to solicit from the Company shareholders proxies in favor of the approval of this Agreement. The Company shall not include in the Proxy Statement any information with respect to Parent, Merger Sub or its Affiliates, unless the form and content thereof shall have been consented to in writing by the Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law. Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall not unreasonably refuse to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA, Nasdaq or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 5.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Special Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing provisions of this Section 5.3(a), the Company shall not adjourn, postpone or delay the Company Special Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Special Meeting to constitute a quorum at the Company Special Meeting; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or the ISA or their staff; or (iv) in the good faith judgment of the Company Board of Directors (after consultation with its outside legal advisors and the Parent), the failure to adjourn, postpone or delay the Company Special Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement; provided, however, that without the prior written consent of Parent, (1) no single such adjournment or postponement shall be for more than five (5) Business Days and (2) in no event may the Company Special Meeting be postponed to later than the date that is fifteen (15) Business Days after the date for which the Company Special Meeting was originally scheduled.

(b)          Subject to compliance with the terms of Section 5.2, in connection with any disclosure regarding a Company Change of Recommendation relating to a Superior Proposal or Competing Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC, ISA, Nasdaq or TASE or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, the ISA or any other Governmental Authority, with respect to such disclosure.

(c)          Unless this Agreement has been terminated pursuant to and in accordance with Article VIII, and notwithstanding any Company Change of Recommendation, this Agreement shall be submitted to the Company Shareholders for the purpose of obtaining the Company Shareholder Approval with respect to the Merger and the Transactions contemplated by this Agreement.

Section 5.4          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, as promptly as practicable following the date hereof, the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4(a) accordingly): (i) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL; (ii) the Company and Merger Sub shall deliver the executed Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Special Meeting; (iii) the Company and Merger Sub, as applicable, shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding sentence and with clauses (A) and (B) of this Section 5.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, shall: (A) publish a notice, with respect to subsection (x) to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, and (y) in a popular newspaper in New York as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A)(x) of this Section 5.4(a)), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval; and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. Notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.4(a), “Business Day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub has approved the Merger. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 5.5          Payoff Letters and Release Documentation. No later than five (5) Business Days prior to the Effective Time, the Company shall deliver to Parent drafts of the Payoff Letters  described in Section 7.2(e), which drafts, shall, in each case, set forth the amounts to be paid (including all principal, interest, penalties, if any, breakage costs or similar obligations thereunder) prior to or at the Effective Time, together with wire transfer and payment instructions and draft documentation releasing any Liens or guarantees granted in connection with the Indebtedness being paid off pursuant to such Payoff Letters.

Section 5.6          Payoff of Series G Debentures.  By no later than the Effective Time, the Company shall fully repay the Company’s Series G Debentures in accordance with the provisions in Section 6.2 to the Deed of Trust for the Debentures (Series G) of the Company, dated May 30, 2016 (the “Debentures” and the “Deed of Trust”, respectively), and as of the Effective Time, the Debentures shall expire and be de-listed from trade on the TASE. The Company shall take all necessary actions and file all necessary reports in order to facilitate such early full repayment of the Debentures.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1          Access; Confidentiality; Notice of Certain Events.

(a)          From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice, which access may be limited to the extent the Company reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any Company employee (in such case, the Company shall use reasonable best efforts to satisfy its obligations set forth herein via electronic means), to all of their properties, offices, books, contracts, commitments, personnel and records, and, during such period the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all existing information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or its Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement, (ii) the disclosure of which would reasonably be expected to violate or conflict with any Law, including COVID-19 Measures (in such case, the Company shall use reasonable best efforts to satisfy its obligations set forth herein via electronic means) and Antitrust Laws, or (iii) that is subject to any attorney-client or attorney work product or other legal privilege; provided for (i) through (iii) that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in a violation of Law (including any COVID-19 Measures, and in such case, the Company shall use reasonable best efforts to satisfy its obligations set forth herein via electronic means) or any such contractual restraint or the loss or waiver of such privilege. Parent will reasonably minimize any disruption to the businesses of the Company that may result from the requests for access, data and information hereunder.

(b)          Notwithstanding the foregoing in this Section 6.1 or as set forth in Section 6.2, the Company may, as it deems necessary based on the advice of its outside counsel, reasonably designate any competitively sensitive material provided under this Section 6.1 or under Section 6.2 as either “Antitrust Counsel Only Material” or “Antitrust Restricted Material.” Antitrust Counsel Only Material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Antitrust Restricted Material and the information contained therein shall be given only to outside antitrust counsel and other outside Representatives of the recipient and employees, officers or directors of the recipient approved by the Company based on the advice of its outside counsel, and will not be disclosed by such Persons to other employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Anything to the contrary contained in this Section 6.1 or in Section 6.2 notwithstanding, materials provided pursuant to this Section 6.1 or Section 6.2 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, and (ii) as reasonably contemplated by Sections 6.1(a)(i), (ii) or (iii), but subject to the proviso thereof.

(c)          Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1 or Section 6.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d)          The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any Action commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party.

Section 6.2          Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each Party will use reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of this Agreement, including preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary or advisable applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required or recommended filings under applicable Regulatory Laws); (ii) to obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, consents, clearances, registrations, Permits and authorizations from any Governmental Authority or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; (iii) defend lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions; and (iv) obtain all necessary consents, approvals or waivers from third parties.

(b)          Each Party agrees to use its reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all applications, notices, petitions and filings required or recommended to be filed by such party with any Governmental Authority with respect to the Merger and the other Transactions, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Authority. In furtherance and not in limitation of the foregoing, each Party shall, in consultation and cooperation with the other: (i) prepare and file the pre-merger notification under the HSR Act as promptly as practicable but in no case later than fifteen (15) Business Days after execution of this Agreement unless otherwise agreed by the parties and (ii) prepare and file all other notifications required or recommended under any applicable Law with respect to any other Regulatory Laws as promptly as reasonably practicable after the execution of this Agreement (in each case, unless another date is mutually agreed between the Parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting Party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with such Governmental Authorities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material) (the filings described in clauses (i) and (ii), the “Regulatory Filings”). Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Authority, including the Federal Trade Commission and the Israeli Competition Authority, in connection with the matters in Section 6.2(a) and Section 6.2(b).

(c)          In connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a) and Section 6.2(b), each of Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(b), providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such Regulatory Filings, and (iii) supply, within the time allowed, any additional or supplemental information that may be required or reasonably requested by any Governmental Authority, including the Federal Trade Commission (the “FTC”), the DOJ and the Israeli Competition Authority.

(d)          As soon as practicable after the date of this Agreement, and no later than fifteen (15) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Investment Center an application to obtain the Investment Center Approval. Without limiting the generality of Section 6.2(a), Section 6.2(b) and Section 6.2(c), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval. Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Sub shall use reasonable best efforts to promptly take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Investment Center Approval, as promptly as reasonably practicable.

(e)          Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and the Company Subsidiaries, if applicable), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), promptly inform the other of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing provisions of this Section 6.2(e), to the extent reasonably practicable, unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other Party reasonably apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law and the provisions of Section 6.1(b) or as necessary to protect competitively sensitive information. Anything to the contrary contained in this Section 6.2 notwithstanding, materials provided pursuant to this Section 6.2 may be redacted to remove such information as the Company is not obligated to provide under Section 6.2(c) and references concerning the valuation of the Company.

(f)          The Parties agree that Ultimate Parent shall control the strategy for all filings, notifications, submissions, and communications, proposals and litigation in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 6.2 after consulting with, and considering in good faith the view of the Company relating to such strategy; provided, however, that Ultimate Parent shall make the ultimate determination on which actions or filings, if any, are necessary.

(g)          In furtherance to and not in limitation of the foregoing, Ultimate Parent, the Company and their respective Subsidiaries shall use reasonable best efforts to take or cause to be taken all lawful actions necessary to obtain all approvals or clearances of the Merger or the Transactions required or recommended pursuant to applicable Regulatory Laws or the expiration or termination of any applicable waiting periods (and any extension thereof) or to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Action, which would otherwise have the effect of preventing the Closing, in order for the Parties to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended), provided that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (A) neither Ultimate Parent nor any of its Subsidiaries shall be obligated to, and neither Company nor the Company Subsidiaries shall without the written consent of Parent, propose, take, or agree to such actions that would individually or in the aggregate have a material impact on the business or financial condition of the Company and its Subsidiaries, taken as a whole, (B) neither Ultimate Parent nor any of its Subsidiaries shall be obligated to propose, negotiate, effect or agree to, the sale, divestiture, lease, license, hold separate, transfer or other disposition of any assets or businesses of Ultimate Parent or any of its Subsidiaries, and (C) neither Ultimate Parent nor any of its Subsidiaries shall be obligated to agree to take any action that limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Ultimate Parent or any of its Subsidiaries if any such action would, individually or in the aggregate, when taken together with any divestitures or behavioral  restrictions taken with respect to the Company or its Subsidiaries, have a material impact on the business or financial condition of Ultimate Parent and its Subsidiaries, taken as a whole (provided, that solely for purposes of determining whether an action would individually or in the aggregate have a material impact on the business or financial condition of Ultimate Parent and its Subsidiaries, taken as a whole, under this subclause (C), the size and scope of the business and financial condition of Ultimate Parent and its Subsidiaries, taken as a whole, shall be determined by reference to the size and scope of the operations of the Company and its Subsidiaries, taken as a whole).

(h)          Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither the Company nor any of the Company Subsidiaries or the Company’s affiliates will grant or offer to grant any accommodation or concession (financial or otherwise) to any third party in connection with seeking or obtaining its consent to the Transactions.

(i)          In furtherance and not in limitation of the covenants of the parties contained in this Section 6.2, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any Transaction as violative of any Regulatory Law, each of Parent and the Company (through the time of the Outside Date, as extended) shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(j)          The Company, prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1, shall not, and shall ensure that none of its Subsidiaries or affiliates shall, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to impede or prevent the consummation of the transactions contemplated by this Agreement. Parent, prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1, shall not, and shall ensure that none of its Subsidiaries or affiliates shall, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any transaction set forth in Schedule 6.2(j).

(k)          Each of Parent and the Company agrees to use reasonable best efforts to submit, as promptly as reasonably practicable and advisable after the date of this Agreement all applicable and required notices to DCSA pursuant to the NISPOM, and in any event submit a changed condition package no later than fourteen (14) days following the Closing, to DCSA and, to the extent applicable, any other Governmental Authority, notification of the Agreement and the other transactions contemplated hereby pursuant to the NISPOM and any other applicable national or industrial security regulations, and submit and request approval under any FOCI related requirements and similar requirements included in any Government Contract.

(l)          In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use reasonable best efforts to: (i) provide as promptly as reasonably practicable to each other’s counsel and to DCSA or other Governmental Authorities, as applicable, any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of the notice; (ii) permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to DCSA or other Governmental Authorities, as applicable, and consult with each other in advance of any meeting or conference with DCSA or other Governmental Authorities, as applicable, and, to the extent permitted by DCSA or other Governmental Authorities, as applicable, give the other party the opportunity to attend and participate in any such meeting or conference; and (iii) keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or documentary material from, DCSA or other Governmental Authorities, as applicable, in each case (i) – (iii), to the extent permitted by applicable Law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege).

(m)          If required by applicable Law, the Company and Parent will (i) as promptly as practicable following the Effective Time (and in any event within five (5) calendar days following the Effective Time), prepare and file with the United States Department of State Directorate of Defense Trade Controls (“DDTC”) any notifications pursuant to 22 C.F.R. § 122.4(a) and (ii) as promptly as practicable after the Effective Time (and in any event within fifteen (15) Business Days after the Effective Time), file with DDTC all required notifications pursuant to 22 C.F.R. § 122.4(c).

Section 6.3          Publicity. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or any public announcement with respect to the Transactions or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law, court process or by any listing agreement with or the listing rules of a national securities exchange or trading market on which securities of such Party are listed, to issue or cause the publication of any press release or any public announcement with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or public announcement in advance and shall give due consideration and consider in good faith all reasonable additions, deletions or changes suggested by the other Party. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases and other public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in all material respects in previous press releases and other public announcements made by Parent and/or the Company in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.3 and do not reveal material, non-public information regarding the other Parties, this Agreement or the Transactions, (iii) the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure made by the Company or its Representatives that does not reveal material, non-public information regarding the Parties, this Agreement or the Transactions in response to or in connection with the receipt and existence of a Competing Proposal, the consideration of making a Company Change of Recommendation or any matters related thereto, and (iv) Parent shall not be required to provide any review or comment to the Company regarding any statement, release or disclosure made by the Parent or its Representatives that does not reveal material, non-public information regarding the Company or the Company Subsidiaries, this Agreement or the Transactions in response to or in connection with the Company’s receipt and existence of, or disclosure in relation to, a Competing Proposal, or any matters related thereto.

Section 6.4          Directors’ and Officers’ Insurance and Indemnification.

(a)          Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees (in the case of employees, only such persons who are covered by the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance as of the Closing Date) of the Company or a Company Subsidiary (the “Covered Persons”) as provided in the Articles of Association or any indemnification Contract between such Person and the Company (in each case, as in effect, and in the case of any indemnification Contracts, to the extent made available to Parent) shall survive the Merger and shall continue in full force and effect.

(b)          For not less than seven (7) years from and after the Effective Time, the articles of association of the Surviving Company and the equivalent Charter Documents of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Articles of Association and the equivalent Charter Documents of each Company Subsidiary. Notwithstanding anything herein to the contrary, if any Action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 6.4(b) shall continue in effect until the final disposition of such Action or investigation.

(c)          For not less than seven (7) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is in accordance with the maximum coverage set forth in the Company’s current compensation policy for directors and officers (as approved by Company shareholders prior to the date of this Agreement) relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best reasonably available coverage; provided, however, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is reasonably available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall use its reasonable best efforts to purchase prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least seven (7) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions; provided, however, further that the Company shall not pay, and the Surviving Company shall not be required to pay, to secure such prepaid policies in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such existing policies of D&O Insurance, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d)          If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e)          In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.4.

(f)          The rights of each Covered Person pursuant to this Section 6.4 shall be in addition to, and not in limitation of, any other rights such Covered Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Articles of Association (or similar Charter Documents of any Company Subsidiary), any indemnification Contract between such Person and the Company (in each case, as in effect, and in the case of any indemnification Contracts, to the extent made available to Parent), or under applicable Law. The provisions of this Section 6.4 shall survive the Effective Time and shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 6.4.

Section 6.5          Takeover Statutes. The Company shall, subject to the terms and conditions of this Agreement (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6          Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7          Employee Benefits.

(a)          Subject to the terms of any collective bargaining agreement or any other labor-related agreement with any Labor Organization, Parent hereby agrees that for the period commencing at the Effective Time and ending twelve (12) months following the Effective Time (such period, the “Transition Period”), Parent shall, or shall cause the Surviving Company or applicable Subsidiary or affiliate of Parent to provide each employee of the Company or any Company Subsidiary who continues to be employed by Parent, the Surviving Company or any Subsidiary or affiliate of Parent as of the Effective Time, while they remain employed during the Transition Period (each, a “Continuing Employee”) with (i) a total target cash compensation opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding any equity or equity-linked compensation opportunity) that is not less favorable in the aggregate than the total target cash compensation opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding any equity or equity-linked compensation opportunity) that was provided to such Continuing Employee by the Company or any Company Subsidiary immediately prior to the Effective Time; and (ii) employee benefits (excluding any benefits provided under any defined benefit pension plan or post-retirement medical plan and excluding any equity or equity-linked compensation opportunity) that are no less favorable in the aggregate to those provided to such Continuing Employee by the Company and any Company Subsidiary immediately prior to the Effective Time.

(b)          Effective as of the Effective Time and thereafter, Parent shall use commercially reasonable efforts to provide or to cause the Surviving Company to provide that periods of service with the Company or the Company Subsidiaries (including any current or former affiliate of the Company or the Company Subsidiaries or any predecessor of the Company or a Company Subsidiary) of Continuing Employees shall be credited for all purposes (including for purposes of vesting, eligibility to participate and level of benefits but excluding for purposes of benefit accruals under any defined benefit pension plan or for purposes of equity compensation vesting for new equity awards granted after the Closing Date) under all employee benefit plans maintained by Parent or an affiliate of Parent (including the Surviving Company) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time and to the extent permitted under the terms and conditions of such plans for the benefit of the Continuing Employees, other than as would result in a duplication of benefits for the same period of service.

(c)          Effective as of the Effective Time and thereafter, Parent shall use commercially reasonable efforts to provide or shall cause the Surviving Company to, with respect to Continuing Employees who reside in the United States, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to such Continuing Employees under the applicable health, welfare and defined contribution retirement benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Plans immediately prior to the Effective Time) and (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Plans immediately prior to the Effective Time unless such conditions would not have been waived under the Company Plans in which such employee participated immediately prior to the Effective Time; provided, however, that Parent’s obligations under this Section 6.7(c) shall be subject to the terms and conditions of Parent’s or its applicable affiliates’ plans and its receipt of all necessary information, from either the Company or such Continuing Employee.

(d)          If requested by Parent at least ten (10) days prior to the Closing, then (i) effective as of no later than the day immediately preceding the Closing, the Company will terminate each of the Company Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (the “Company 401(k) Plans”), and (ii) prior to the Effective Time, the Company shall provide Parent with evidence that such plan(s) have been terminated by providing resolutions approving such termination. The form and substance of such resolutions shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) Plan is terminated pursuant to this Section 6.7(d), then as soon as practicable following the date such plan is terminated, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) Plan immediately prior to its termination to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) Plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan. The Parties shall cooperate with each other and provide each other with such information as is reasonably necessary to effect the provisions of this Section 6.7(d).

(e)          Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, and nothing in this Agreement shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, subject to the terms of applicable Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan or any employee benefit plan of Parent or any of its affiliates or (ii) create any third-party rights in any current or former employee or individual independent contractor of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.8          Delisting; Transition Period Reports.

(a)          Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and TASE to enable the de-listing of the Company Shares from Nasdaq and from TASE and the deregistration of the Company Shares under the Exchange Act and the Israeli Securities Law effective; provided, however, that such delisting and termination shall not be effective until after the Effective Time as of the Closing Date.If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act, or to file with or furnish to the TASE or ISA any reports pursuant to the Israeli Securities Laws or the rules and regulations of the TASE or ISA, as the case may be, following the date hereof and prior to the Effective Time (other than any report relating to any Competing Proposal or Company Change of Recommendation) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC, TASE or ISA any reports pursuant to the Exchange Act or Israeli Securities Law, as the case may be, within ten (10) Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will use reasonable best efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or five (5) Business Days (with respect to the Company’s reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within ten (10) Business Days after the Effective Time), a substantially final draft of each such report and a fully executed version of each certification required to be filed with such report (each report together with any certifications to be filed therewith, a “Transition Period Report”). The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period Report to be filed with or furnished to the SEC, TASE or ISA, as the case may be, prior to the Effective Time.

Section 6.9          Transaction Litigation. The Company shall give Parent the opportunity (at Parent’s sole cost and expense) to participate in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to this Agreement and/or the Transactions. The Company agrees that it shall not settle any litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar persons by any Company Shareholder relating to this Agreement and/or the Transactions without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.10          Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.11          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement, subject to Section 6.11(c) below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation and exchange of the Section 102 Awards in accordance with Section 2.3(a), Section 2.3(b), Section 2.3(c), Section 2.3(d), Section 2.3(e) and conversion of the Section 102 Shares in accordance with Section 2.1(a) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Vested Option Consideration, payment in respect of Cashed-Out Company RSUs and the Per Share Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period, (ii) the deposit of the respective Vested Option Consideration, payment in respect of Cashed-Out Company RSUs and the Per Share Merger Consideration with the Exchange Agent and the 102 Trustee shall not be subject to any withholding obligation and (iii) that the assumption of Company RSUs and Company PSUs which are Section 102 Awards pursuant to Section 2.3(d) and Section 2.3(e) shall not constitute a taxable event and that tax continuity shall apply with respect to the Assumed RSUs and Assumed PSUs (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (x) the cancellation and exchange of the Section 102 Awards in accordance with Section 2.3(a), Section 2.3(b), Section 2.3(c), Section 2.3(d), Section 2.3(e) and conversion of the Section 102 Shares in accordance Section 2.1(a) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Vested Option Consideration payment in respect of Cashed-Out Company RSUs and the Per Share Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (y) Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company Options, Section 102 Shares, Company RSUs or Company PSUs (whether or not subject to Section 102 of the Ordinance) to the, Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          As soon as practicable following the date of this Agreement but in no event later than fifteen (15) Business Days after the date hereof, subject to Section 6.11(c) below, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Company Shares or Company Options subject to Section 102 of the Ordinance for which such Tax ruling shall explicitly and in writing defer to the Options Tax Ruling and the Interim Options Tax Ruling) (x) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) and with respect to holders of Company Options, Company RSUs and Company PSUs which are not Section 102 Awards, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling and the Interim Options Tax Ruling, the “Tax Rulings” ).

(c)          The text of the applications for, submissions relating to and the final text of the Interim Options Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, not to be unreasonably withheld, conditioned or delayed. The Company and its counsel and advisors shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the subject matter of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings relating thereto. To the extent that the Parent’s representatives elect not to participate in any meeting or discussion, the Company’s Representatives shall provide a full report of the discussions held.

(d)          It is hereby agreed that anywhere that the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling refer to a certificate from the ITA in relation to Tax withholding, the provisions of the term “Valid Tax Certificate” shall apply, unless explicitly provided otherwise in any of such rulings, as applicable.

Section 6.12          FIRPTA Certificates. The Company shall deliver to Parent, prior to the Closing, duly executed and completed certifications, dated not more than thirty (30) days prior to the Closing Date, providing that each of Tower US Holding Inc. and Tower Semiconductor USA, Inc. is not, and has not been on any determination date during the five-year period ending on the Closing Date, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code and the Treasury Regulations thereunder), together with a notice in accordance with Treasury Regulation Section 1.897-2(h), except to the extent the Company determines in good faith, after consultation with Parent, it is not able to provide such certifications and notices in accordance with applicable Law.  For the avoidance of doubt, the failure to deliver such certifications and notices under this Section 6.12 shall not constitute a breach in any material respect of a covenant, obligation or agreement of the Company for purposes of Section 7.2(b).

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1          Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part with respect to such Party (in writing) by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)          Shareholder Approval. The Company Shareholder Approval has been obtained;

(b)          No Restraints. No Governmental Authority of competent jurisdiction shall have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger that is continuing and remains in effect;

(c)          Required Clearances. (i) The applicable waiting periods (and any extensions thereof) relating to the Merger under the HSR Act and the other Regulatory Laws set forth on Schedule 7.1(c) shall have expired or been earlier terminated, or, where applicable, approvals have been obtained and (ii) all notices to, filings with and consents of Governmental Authority set forth on Schedule 7.1(c) shall have been made or obtained and be in full force and effect (clauses (i) and (ii), collectively the “Required Clearances”); and

(d)          Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval has been received.

Section 7.2          Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.3 (Capitalization) are true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time (except to the extent expressly made as of a particular date, in which case as of such particular date) except for inaccuracies that, individually or in the aggregate, would not result in the aggregate amount required to be paid by Parent as additional consideration in the Merger (including as a result of assumption of Company Equity Awards or other securities convertible into Company Shares) to increase by more than $20,000,000, (ii) set forth in Section 3.1(a) (Qualification, Organization, Subsidiaries, etc.), Section 3.4 (Authority Relative to this Agreement), Section 3.21 (Brokers and Expenses), Section 3.22 (Takeover Statutes), Section 3.24 (Vote Required) and Section 3.25 (Opinion of Financial Advisors) (collectively, the “Company Specified Representations”) are, if qualified by materiality or “Company Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Company Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date) and (iii) set forth in Article III, other than the Company Specified Representations and the representation and warranties of the Company set forth in Section 3.3 (Capitalization), are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iii), all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded (it being understood and hereby agreed that the “Company Material Adverse Effect” qualification set forth in clause (b) of Section 3.8 will not be disregarded pursuant to the terms of this proviso);

(b)          Covenants. The Company has complied with or performed, in all material respects, the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it on or prior to the Effective Time;

(c)          Company Material Adverse Effect. No Company Material Adverse Effect solely with respect to clause (a) of the definition of the Company Material Adverse Effect has occurred since the date of this Agreement and is continuing;

(d)          Certificate. The Company has furnished Parent with a certificate, dated as of the Closing Date and signed on its behalf by the chief executive officer or chief financial officer of the Company, to the effect that the conditions set forth in Section 7.2(a), (b) and (c) are satisfied; and

(e)          Treatment of Company Indebtedness. The Company has furnished Parent a duly executed payoff letter from each holder of Indebtedness set forth on Section 7.2(e) of the Company Disclosure Letter (the “Specified Closing Indebtedness”), in customary form (such payoff letters, the “Payoff Letters”), providing that, among other things, following payment of the amount specified therein, (i) such Indebtedness shall be automatically discharged, released and terminated, (ii) any guarantees related to such Indebtedness shall be automatically discharged, released and terminated, (iii) all Liens and other security interests relating to such Indebtedness shall be discharged, released and terminated and (iv) such holder shall execute and deliver (and file, if applicable) Uniform Commercial Code termination statements and such other documents or endorsements necessary to evidence the release of any such guarantee by the Company and any of its Subsidiaries and the release of any such Lien or other security interests in any asset or property of the Company and any of its Subsidiaries.

Section 7.3          Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of (i) Ultimate Parent, Parent and Merger Sub set forth in Section 4.1 (Corporate Organization) and Section 4.2 (Authority Relative to this Agreement) are, if qualified by materiality or “Parent Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Parent Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date), (ii) Ultimate Parent, Parent and Merger Sub set forth in Section 4.7 (Sufficient Funds) are true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and (iii) Ultimate Parent, Parent and Merger Sub set forth in Article IV, other than the Parent Specified Representations, are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Ultimate Parent, Parent and Merger Sub set forth in this Agreement for purposes of this Section 7.3(a)(iii), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded;

(b)          Covenants. Parent and Merger Sub have complied with or performed, in all material respects, the covenants, obligations and agreements of Parent and Merger Sub under this Agreement to be complied with or performed by them on or prior to the Effective Time; and

(c)          Deliveries. Parent and Merger Sub have furnished the Company with a certificate, dated as of the Closing Date and signed on their behalf by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

Section 7.4          Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of its respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was primarily caused by its failure to perform any of its material obligations under this Agreement.

ARTICLE VIII
TERMINATION

Section 8.1          Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval) as follows:

(a)          by mutual written consent of Parent and the Company;

(b)          by either the Company or Parent, at any time prior to the Effective Time, if a Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where material failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c)          by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.2 prior to the Outside Date or at least thirty (30) days have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(d)          by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.3 prior to the Outside Date or at least thirty (30) days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(e)          by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m., local time in California, on February 15, 2023 (as it may be extended pursuant to this Section 8.1(e), the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has caused, or resulted in, the Effective Time not occurring prior to the Outside Date; and provided, further, that (i) if on the Outside Date all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended one (1) time for an additional three (3) months, and (ii) if on the Outside Date as so extended pursuant to clause (i) of this Section 8.1(e), all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended one (1) additional time by an additional three (3) months;

(f)          by Parent, if, prior to receipt of the Company Shareholder Approval, (i) the Company materially breaches its obligations under Section 5.2, or (ii) the Company Board of Directors shall have effected a Company Change of Recommendation;

(g)          by either the Company or Parent, if the Company Shareholder Approval is not obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(h)          by the Company in order to accept a Superior Proposal in accordance with Section 5.2(g); provided that as a condition to the termination of this Agreement pursuant to this Section 8.1(h), the Company pays Parent, or causes Parent to be paid, the Company Termination Fee payable under Section 8.2(b).

Section 8.2          Effect of Termination.

(a)          To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party shall give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, Section 6.3, this Section 8.2 and Section 9.3 through Section 9.14 will survive such termination; provided, however, that each Party will retain liability for its fraud or a willful and material breach of its representations, warranties covenants or agreements set forth in this Agreement prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b)          Company Termination Fee.

(i)            If the Company terminates this Agreement pursuant to Section 8.1(e) or Section 8.1(g) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(f), or the Company terminates the Agreement pursuant to Section 8.1(h), then the Company shall pay or cause to be paid to Parent prior to or substantially concurrently with, and as a condition to the termination, an amount in cash equal to $206,000,000 (the “Company Termination Fee”).

(ii)            If Parent terminates this Agreement pursuant to Section 8.1(f), then, the Company shall pay the Company Termination Fee or cause the Company Termination Fee to be paid to Parent within two (2) Business Days after such termination.

(iii)          If (A) (I) Parent terminates this Agreement pursuant to Section 8.1(c), (II) Parent or the Company terminates this Agreement pursuant to Section 8.1(e) (provided that, in the case of a termination by the Company, Parent had the right to terminate this Agreement and, provided further, that the Company is not entitled to the Parent Termination Fee (as defined below)), or (III) Parent or the Company terminates this Agreement pursuant to Section 8.1(g); (B) (I) a Competing Proposal made by a Third Party has been publicly disclosed (and not publicly withdrawn) after the date of this Agreement and prior to the date of the Company Special Meeting in the case of a termination of this Agreement pursuant to Section 8.1(g) or (II) a Competing Proposal is made (and not withdrawn) by a Third Party (regardless of whether or not such Competing Proposal is publicly disclosed) after the date of this Agreement and prior to (x) the date of such termination in the case of a termination of this Agreement pursuant to Section 8.1(c) or (y) the Outside Date in the case of a termination of this Agreement pursuant to Section 8.1(e); and (C) within twelve (12) months after such termination, the Company either consummates a Competing Proposal or enters into a definitive agreement with respect to any Competing Proposal and such Competing Proposal (or any “superior proposal” permitted by the terms of such Competing Proposal) is subsequently consummated, whether or not within such twelve (12) month period, then, substantially simultaneously with such consummation, the Company will pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 8.2(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term in Section 9.5, except that the references to “15%” and to “85%” will be deemed to be references to “50%”.

(iv)          In the event any amount is payable by the Company pursuant to the preceding clauses (i)-(iii), such amount shall be paid by wire transfer of U.S. dollars immediately available funds to an account designated by Parent. In no event shall the Company be obligated to pay the Company Termination Fee on more than one (1) occasion.

(v)          The Company acknowledges that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to promptly pay any amount due pursuant to this Section 8.2(b), the Company shall pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to Parent’s and Merger Sub’s rights set forth in Section 9.14(b), Parent’s right to receive payment from the Company of the Company Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Parent Related Parties against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the sections of this Agreement surviving such termination pursuant to Section 8.2). While Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligation to consummate the Merger in accordance with Section 9.14(b) and the payment of the Company Termination Fee under this Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such specific performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2(b)). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (i) seek specific performance pursuant to Section 9.14(b), (ii) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b) or (iii) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b). In no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(vi)          In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Company Termination Fee, the Company shall notify Parent of such determination, if requested by Parent in writing, as promptly as reasonably practicable after making such determination and provide it with reasonable time (but in any event no less than twenty (20) days) to obtain a Valid Tax Certificate allowing the Company to make the payment of the Company Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Parent. In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Company Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the Company Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination.

(c)          Parent Termination Fee.

(i)             If this Agreement is terminated (A) pursuant to Section 8.1(b) due to an Adverse Law or Order related to any Antitrust Laws or (B) pursuant to Section 8.1(e), and in the case of clause (B) of this Section 8.2(c)(i), on the date of such termination, all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 7.1(b) (solely in connection with an Adverse Law or Order related to the Antitrust Laws) or Section 7.1(c) (solely in connection with outstanding Required Clearances related to the Antitrust Laws (and not FDI Laws)), and the Company is not then in material breach of any provision of this Agreement where such breach by the Company is the primary cause of the failure of any condition to this Agreement being satisfied, then the Parent shall promptly pay, or cause to be paid, to the Company (x) if such termination was by Parent, prior to or substantially concurrently with, and as a condition to, such termination, or (y) if such termination was by the Company, within two (2) Business Days of such termination, an amount in cash equal to $353,000,000(the “Parent Termination Fee”).

(ii)             In the event any amount is payable pursuant to the preceding clause (i) such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company.

(iii)          Parent and Merger Sub each acknowledge that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 the Company would not have entered into this Agreement and (B) the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If Parent fails to promptly pay any amount due pursuant to this Section 8.2(c), Parent shall pay to the Company all reasonable fees, costs and expenses of enforcement (including reasonable attorneys’ fees as well as reasonable expenses incurred in connection with any action initiated by the Company), together with interest on the amount of the Parent Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to the Company’s rights set forth in Section 9.14(b), the Company’s right to receive payment from Parent of the Parent Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Company Related Parties against Parent, the Parent Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(c)), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that Parent and Merger Sub shall remain obligated for, and the Company and its affiliates may be entitled to remedies with respect to, the sections of this Agreement surviving such termination pursuant to Section 8.2). While the Company may pursue both a grant of specific performance of the obligation of Parent and Merger Sub to consummate the Merger in accordance with Section 9.14(b) and the payment of the Parent Termination Fee under this Section 8.2(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of such specific performance requiring Parent and Merger Sub to consummate the Merger and to pay the Parent Termination Fee (if entitled under this Section 8.2(c)). In any circumstance where performance by Parent of its obligations under this Agreement would relieve Parent of its obligation to pay the Parent Termination Fee, the Company may, in its sole discretion (i) seek specific performance pursuant to Section 9.14(b), (ii) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under this Section 8.2(c) or (iii) if the Company is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under this Section 8.2(c). In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

ARTICLE IX
MISCELLANEOUS

Section 9.1          Amendment and Modification; Waiver.

(a)          Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Shareholder Approval, no amendment shall be made that by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)          At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent or Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of Parent or Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2          Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement to the extent that it is to be performed prior to the Effective Time shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms expressly contemplates performance at or after the Effective Time.

Section 9.3          Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 9.4          Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to the Company, to:

Tower Semiconductor Ltd.
20 Shaul Amor Avenue
Migdal Haemek, 2310502, Israel
Attention:    Nati Somekh, LL.M.
Senior VP, Chief Legal Officer and Corporate Secretary
Email:          Nati.Somekh@towersemi.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025, U.S.A.
Attention:   Tad J. Freese
                    Mark M. Bekheit
Email:         tad.freese@lw.com
                    mark.bekheit@lw.com

and

FISCHER (FBC & Co)
146 Menachem Begin Road
Tel Aviv 6492103 Israel
Attention:    Avremi Well
                    Sharon Rosen
Email:          awell@fbclawyers.com
                     srosen@fbclawyers.com

and

if to Ultimate Parent, Parent or Merger Sub, to:
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Attention:   Susie Giordano
     Interim General Counsel, Corporate Vice President and
     Corporate Secretary
Email:          susie.giordano@intel.com

with a copy to:
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Attention:   Patrick Bombach
     Vice President, Corporate Legal
Email:         patrick.bombach@intel.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Attention:   Kenton J. King
     Amr Razzak
Email:         kenton.king@skadden.com
     amr.razzak@skadden.com

and

Yigal Arnon & Co.
5 Azrieli Center
Tel Aviv 6702501 Israel
Attention:   Barak S. Platt
     Ezra S. Gross
Email:         barakp@arnon.co.il
     ezrag@arnon.co.il

Section 9.5          Certain Definitions. For the purposes of this Agreement, the term:

          “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

          “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to the Company, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement (i)  shall not be required to contain standstill provisions, (ii) shall not restrict the Company’s ability to consummate the Transactions or from complying with Section 5.2 and (iii) shall not require the Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

          “Action” means any and all litigation, suits, actions, legal proceedings, audits, claims, investigations, hearings, arbitrations or mediations (including civil, criminal, administrative or appellate) by or before or otherwise involving any Governmental Authority or any arbitrator or arbitration panel.

          “Adverse Law or Order” means (i) any Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any Order preventing the consummation of the Merger.

          “Antitrust Laws” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, the Israeli Economic Competition Law, 5748-1988, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition through merger or acquisition, in any case that are applicable to the Merger.

          “Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, and Tel Aviv, Israel are authorized or required by applicable Law to close.

          “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (including any changes in state or local Law that are analogous to provisions of the CARES Act or adopted to conform to the CARES Act) and any legislative or regulatory guidance issued pursuant to such Laws.

          “Charter Documents” means the certificate of incorporation and bylaws or equivalent organizational documents of a Person.

          “Code” means the Internal Revenue Code of 1986, as amended.

          “Company Equity Awards” means each outstanding award granted under the Company Equity Plans (including each outstanding Company Option, Company RSU and Company PSU).

          “Company Equity Plans” means the Company’s 2013 Employee Share Incentive Plan and the Company’s Amended 2019 Incentive Compensation Plan.

          “Company ERISA Affiliate” means any trade or business (whether or not incorporated), which is or within the last six (6) years, has been under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is, or within the last six (6) years, has been treated as a single employer for purposes of Section 414(b), (c), (m), (o) or (t) of the Code.

          “Company Intervening Event” means a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole: (a) that was not known or reasonably foreseeable to the Company Board of Directors and the material consequences of which were not reasonably foreseeable, as of the date of this Agreement but become known to the Company Board of Directors prior to the receipt of the Company Shareholder Approval, and (b) that does not relate to any Competing Proposal; provided, however, that any Effect related to any of the following shall not constitute a Company Intervening Event: (i) the Effects arising from the announcement (whether or not authorized by the Parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions; and (ii) any change in the trading price or trading volume of Company Shares on NASDAQ or any change in the Company’s credit rating.

          “Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects relating to the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) changes in the industry in which the Company and the Company Subsidiaries operate; (ii) general economic conditions; (iii) changes in securities markets, credit markets, currency markets or other financial markets; (iv) political conditions or changes in such conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events; (vi) changes in Law or other legal or regulatory conditions (or the controlling interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) Effects directly arising from the announcement (whether or not authorized by the Parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company), or pendency of this Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees (including any impact on the relationship of the Company or any the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners), provided that this clause (vii) shall not apply with respect to any representation or warranty set forth in Section 3.5 that by its terms addresses the consequences of the announcement or pendency of this Agreement or the Transactions; (viii) changes in the Company’s share price or the trading volume (including suspension of trading) of the Company’s share capital, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); (ix) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates; (x) actions or omissions by the Company under this Agreement taken or not taken at the request of Parent; and (xi) the effects of COVID-19, epidemics, pandemics, disease outbreaks or any COVID-19 Measures or any change in such COVID-19 Measures; except, in the case of each of clauses (i) through (vi) and clause (xi), to the extent such Effects disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect), or (b) would prevent or materially impair the Company from consummating the Transactions (including the Merger) or performing any of its material obligations under this Agreement.

          “Company Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of the Company Subsidiaries.

          “Company Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) all offer letter, employment, pension, bonus, stock option, stock purchase, restricted stock, restricted stock unit, other equity or equity-based incentive, cash-based incentive, retention incentive, compensatory change in control, profit sharing, vacation pay, paid time off, cafeteria plan, fringe benefit, deferred compensation, severance, salary continuation, supplemental termination pay, retiree medical or life insurance, retirement, supplemental retirement or other compensation or benefit plans, programs, agreements or arrangements, in each case, with respect to which the Company or any Company Subsidiary has or would reasonably be expected to have any liability or that are maintained by, contributed to (or required to be contributed to) or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, director or other individual providing services to the Company or any Company Subsidiary, but excluding compensation and benefit plans, programs and arrangements required to be provided to current or former employee, director or other individual providing services to the Company or any Company Subsidiary, but which are sponsored or maintained by a Governmental Authority.

          “Company Products and Technology” means all (a) products, including all Software, designs, wafers, integrated circuits and other products, and services (including manufacturing and design services) of the Company or each of the Company Subsidiaries currently offered to actual or potential customers or currently supported, by the Company and the Company Subsidiaries (collectively, the “Company Products” ); and (b) proprietary tools, other Software, datasets, designs, methods, materials, manufacturing processes and techniques and other proprietary technology (collectively, “Technology”).

          “Company PSU” means a performance share unit award entitling the holder thereof to receive the value of one or more Company Shares, whether payable in cash or Company Shares, in respect of each unit subject to such award.

          “Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

          “Company RSU” means a restricted stock unit award (other than a Company PSU) entitling the holder thereof to receive the value of one (1) Company Share, whether payable in cash or Company Shares, in respect of each unit subject to such award.

          “Company Shareholder” means a holder of Company Shares.

          “Company Shareholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding voting power of the Company of the approval of this Agreement, the Merger and the consummation of the Transactions at the Company Special Meeting.

          “Company Special Meeting” means an extraordinary general meeting of the Company Shareholders solely for the purpose of seeking (i) the Company Shareholder Approval, (ii) any postponement or adjournment thereof, and (iii) approval of the purchase by the Company of the D&O Insurance in accordance with the terms of this Agreement (to the extent shareholder approval is required by applicable Law).

          “Competing Proposal” means any offer, inquiry, indication of interest or proposal made by a Person or group (as defined in the Exchange Act and the rules promulgated thereunder) (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates, involves or otherwise relates to, through any transaction or series of transactions (other than the Transactions) (i) a merger, consolidation, business combination or similar transaction involving the Company pursuant to which the Company Shareholders immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions, (ii) such Person or group otherwise acquiring beneficial ownership (as defined under the Exchange Act and the rules promulgated thereunder) of at least 15% or more of the assets (on a consolidated basis with its Subsidiaries, as measured by fair market value as determined in good faith by the Company Board of Directors) of or equity interest (including Company Securities (or securities convertible into or exchangeable for, such securities)) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step or series of related transactions), or (iii) any direct or indirect sale, lease, exchange, transfer, license or disposition of assets representing 15% or more of the revenues, net income or assets (in each case, on a consolidated basis, as measured by fair market value as determined in good faith by the Company Board of Directors) of the Company and the Company Subsidiaries, taken as a whole.

          “Confidentiality Agreement” means the Confidentiality Agreement, dated October 31, 2021, between Ultimate Parent and the Company, amended December 24, 2021, and as further amended.

           “Continuing Employees” means those individuals who continue their employment with Company or its affiliates, as applicable, immediately following the Closing Date.

          “Contract” means any legally binding agreement, arrangement, contract, subcontract, settlement agreement, lease, sublease, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

          “Copyrights” means any and all copyrights, mask work rights and all other rights with respect to works of authorship and copyrightable subject matter (including Software) and any and all registrations thereof and applications therefor.

          “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

          “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control, Prevention or the World Health Organization and the occupational Safety and Health Administration, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act.

          “Customs and Trade Laws” means all applicable export, import, customs, trade and anti-boycott Laws or programs administered, enacted or enforced by: (a) the United States (including the Export Control Reform Act of 2018 and implementing Export Administration Regulations and the anti-boycott Laws and regulations administered by the U.S. Departments of Commerce and Treasury); (b) Israel (including the Israel Defense Export Control Law – 2007 and regulations promulgated thereunder; and the Israel Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended); (c) Japan; and (d) the European Commission (including, (i) Regulation (EU) 952/2013 laying down the Union Customs Code; (ii) Regulation (EU) 2015/2446 supplementing Regulation (EU) 952/2013 as regards detailed rules concerning certain provisions of the Union Customs Code; (iii) Regulation (EU) 2015/2447 laying down detailed rules for implementing certain provisions of Regulation (EU) 952/2013 laying down the Union Customs Code; and (iv) Regulation (EC) 428/2009 laying down regime for the control of exports, transfer, brokering and transit of dual-use items).

          “DCSA” means the Defense Counterintelligence and Security Agency.

          “DOJ” means the Antitrust Division of the U.S. Department of Justice.

          “Domain Names” means all Internet domain name registrations.

          “Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

          “Environmental Laws” means any Law, including common law, relating to (i) releases or threatened releases of Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances and solid wastes, (iii) pollution or protection of the indoor or outdoor environment, human health (including occupational health) as it relates to exposures to Hazardous Substances or natural resources; and (iv) noise. The foregoing include, without limitation, the European Union’s Directives on the Restriction on Hazardous Substances (RoHS) and the Waste Electrical and Electronic Equipment (WEEE).

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

          “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

          “Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

          “FDI Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, governmental orders, administrative and judicial doctrines and other applicable Laws that are designed or intended to prohibit, restrict or regulate investments by Persons that are deemed a foreign entity or that may pose a threat to national security.

          “FOCI” means foreign ownership, control, and influence.

          “Government Contract” means any Contract that is between the Company or any Company Subsidiary, on one hand, and a Governmental Authority, on the other hand, or entered into by the Company or any Company Subsidiary as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

          “Government Grant” means any grant, incentive, qualification, subsidy, award, funding, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the Investment Center and IIA, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

          “Governmental Authority” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, including military forces.

          “Hazardous Substances” means (i) those substances, materials, contaminants or wastes defined in or regulated as “hazardous,” “toxic,” “radioactive,” a “pollutant,” or a “contaminant,” or words of similar import under any applicable Environmental Law, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) polychlorinated biphenyls, friable asbestos and radon, and (v) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X and PFBs).

          “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          “IIA” means the Israeli Innovation Authority (previously known as the Office of Chief Scientist of the Ministry of Economy and Industry of Israel or the OCS).

          “IIA Notice” means a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.

          “IIA Undertaking” means a completed and executed undertaking of the Parent to the IIA in the form attached hereto as Schedule 3.5(b).

          “Indebtedness” means with respect to any Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent (a) in respect of the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) in respect of the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, whether secured or unsecured,(c) in respect of banker’s acceptances, bank guarantees, letters of credits or similar instruments (not including any undrawn amounts under standby letters of credit); (d) representing capital lease obligations; (e) representing the balance deferred and unpaid of the purchase price of any property, equipment or services, including “earn outs” and “seller notes”; (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements; or (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f). In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person or is otherwise such Person’s legal liability of any Indebtedness of any other Person.

          “Intellectual Property” means any of the following or any of the rights associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names; and (f) any intellectual property rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

          “Investment Center” means the Israeli Investment Center of the Israeli Ministry of Economy and Industry.

          “Investment Center Approval” means the approval by the Investment Center regarding the change in ownership of the Company to be effected by the Merger.

          “IRS” means the United States Internal Revenue Service.

          “ISA” shall mean the Israeli Securities Authority.

          “Israeli Company Subsidiaries” means Subsidiaries of the Company that are Israeli Tax residents or that are liable for Tax (including Tax reporting) in Israel.

          “Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

          “ITA” means the Israeli Tax Authority.

          “knowledge of Parent” means the actual knowledge of each of the individuals listed in Section 1.1 of the Parent Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

          “knowledge of the Company” means the actual knowledge of each of the individuals listed in Section 1.1 of the Company Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

          “Labor Organization” means any labor or trade union, labor organization, employee representative body or works council.

          “Law” means any statute, code, rule, regulation, ordinance, rule of common law, or other pronouncement of any Governmental Authority having the effect of law.

          “Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

          “Nasdaq” means the Nasdaq Global Select Market.

          “NISPOM” means the National Industrial Security Program Operating Manual, DoD Manual 5220.22-M as codified in 32 C.F.R. part 117 et seq., including any applicable provisions of supplements, amendments or revised editions thereof.

          “Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (including but not limited to the GNU General Public License (GPL), Affero GPL, LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

          “Order” means any injunction, judgment, decree or other order issued by a Governmental Authority of competent jurisdiction.

          “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

          “Parent Material Adverse Effect” means any Effect on Ultimate Parent, Parent or any of their Subsidiaries that, individually or in the aggregate (i) materially impairs the ability of Ultimate Parent, Parent or Merger Sub to perform its obligations under this Agreement or (ii) would prevent Parent or Merger Sub from consummating the Merger.

          “Parent Specified Representations” means the representations and warranties of Ultimate Parent and Parent set forth in Section 4.1 (Corporate Organization), Section 4.2 (Authority Relative to this Agreement) and Section 4.7 (Sufficient Funds).

          “Patents” means patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof (and all foreign counterparts of any of the foregoing).

          “Permitted Lien” means any Lien (i) for Taxes or assessments, charges or claims of payment of a Governmental Authority that are not yet delinquent or which are being contested in good faith, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business which are not delinquent or which are being contested in good faith and in both cases for which accruals or reserves have been established in accordance with GAAP, (iii) which is disclosed on the Most Recent Company Balance Sheet or notes thereto, (iv) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (v) as to any Company Real Property Lease, which would affect solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which do not materially impair the value or use of such Leased Real Property, (vi) that relate to any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s real property, (vii) relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries and (ix) that is a nonexclusive license of Intellectual Property granted in the ordinary course of business consistent with past practice.

          “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

          “Personal Information” means any information or data that is defined as “personally identifiable information,” “personal information,” “protected health information,” “personal data” or any other similar term, under applicable Privacy Requirements.

          “Privacy Requirements” means all Laws, contractual commitments and policies and procedures applicable to the Company or any Company Subsidiary governing the protection or processing of Personal Information.

          “Proxy Statement” means a proxy statement to be sent to the Company Shareholders (together with any amendments or supplements thereto) with respect to the Company Special Meeting.

          “Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Authority, including any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) Domain Name registrations.

          “Regulatory Laws” means (a) Antitrust Laws and (b) FDI Laws.

          “Representatives” means, when used with respect to Parent, Merger Sub, the Company, or the Company Subsidiaries, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of Parent or the Company, as applicable, and the Company Subsidiaries.

          “Restricted Person” means any Person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List, or the U.S. Department of State’s Debarred List.

          “Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region).

          “Sanctioned Person” means any Person subject to Sanctions, including as a result of being (a) listed in any Sanctions-related list maintained by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) Israel, (iii) the European Union, (iv) any European Union member state, (v) the United Nations,(vi) the United Kingdom, or (vii) Japan; (b) located, organized or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

          “Sanctions” means all applicable trade, economic and financial sanctions, embargoes, programs, Laws and restrictive measures administered, enacted or enforced by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) Israel, (iii) the European Union, (iv) any European Union member state, (v) the United Nations, (vi) the United Kingdom, or (vii) Japan.

          “SEC” means the United States Securities and Exchange Commission.

          “Section 102” means Section 102 of the Ordinance.

          “Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Ordinance.

          “Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee.

          “Securities Act” means the United States Securities Act of 1933, as amended.

          “Software” means any software tools, other computer software (whether in source code, object code, or other form), algorithms contained or incorporated in software, models, databases, compilations of data, (including content and other information) and all documentation, including user manuals and training materials, related to any of the foregoing.

          “Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

          “Superior Proposal” means a bona fide written offer from a Third Party (on its most recently amended or modified terms, if amended or modified) constituting a Competing Proposal (with references to 15% and 85% being deemed to be replaced with references to 50%), which did not result from a material breach of Section 5.2 and which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account such factors as the Company Board of Directors considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation).

          “Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

          “TASE” means the Tel Aviv Stock Exchange.

          “Tax” or “Taxes” means (i) any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees in the nature of taxes imposed by any Governmental Authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, national insurance and healthcare fees, abandoned or unclaimed property, consumption workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and (ii) any interest, penalty, additions to tax or additional amounts imposed with respect to the type described in clause (i), whether disputed or not.

          “Tax Return” means any report, document, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

          “Third Party” means any Person other than the Company, Parent and each of their respective affiliates (including Merger Sub) and the respective Representatives of the Company, Parent and each of their respective affiliates.

          “Trade Secrets” means non-public know-how and trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable) that derive economic value from being maintained as confidential.

          “Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications, renewals and extensions to register the foregoing anywhere in the world and all goodwill associated therewith.

          “Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

          “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions, that is in force on the payment date, relating to Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, or to the extent the Withholding Tax Ruling is obtained, the Exchange Agent (provided the Withholding Tax Ruling imposes responsibility for withholding solely on the Exchange Agent), that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, (i) a general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977, shall not, under any circumstances, constitute a Valid Tax Certificate and (ii) a Valid Tax Certificate issued pursuant to the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in a Sale of a Security, Mutual Fund Unit or a Future Transactions), 5763-2002, that is valid on the payment date, shall constitute a Valid Tax Certificate.

Section 9.6          Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

102 Plan	Section 3.15(p)
Agreement	Preamble
Antitrust Counsel Only Material	Section 6.1(b)
Antitrust Restricted Material	Section 6.1(b)
Applicable Anticorruption Laws	Section 3.6(b)
Articles of Association	Section 3.2
Assumed Option	Section 2.3(b)
Assumed PSU	Section 2.3(e)
Assumed RSU	Section 2.3(d)
Blue Sky Laws	Section 3.5(b)
Book-Entry Shares	Section 2.1(a)
Business Day	Section 5.4(a)
Capitalization Date	Section 3.3(b)
Cashed-Out Company Option	Section 2.3(a)
Cashed-Out Company RSU	Section 2.3(c)
Certificate	Section 2.1(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Collective Bargaining Agreement	Section 3.11(d)
Companies Registrar	Section 1.3
Company	Preamble
Company 401(k) Plans	Section 6.7(d)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Change of Recommendation	Section 5.2(a)
Company Disclosure Letter	Article III
Company Financial Advisors	Section 3.25(b)
Company Intervening Event Notice	Section 5.2(e), Section 5.2(e)
Company Material Contracts	Section 3.17(a)
Company Notice	Section 5.2(g)
Company Option	Section 2.3(a)
Company Option Grant Date	Section 3.3(c)
Company Owned Real Property	Section 3.13(b)
Company Products	Section 9.5
Company Real Property Leases	Section 3.13(c)
Company Related Parties	Section 1.1(a)(v)
Company Reports	Section 3.7(a)
Company Required Approvals	Section 3.5(b)
Company Securities	Section 3.3(d)
Company Shares	Recitals
Company Specified Representations	Section 7.2(a)
Company Subsidiary	Section 3.1(b)
Continuing Employee	Section 6.7(a)

Copyleft Terms	Section 3.14(h)
D&O Insurance	Section 6.4(c)
DDTC	Section 6.3
Debentures	Section 5.6
Deed of Trust	Section 5.6
DMEA	Section 3.6(n)
Effective Time	Section 1.3
Electronic Delivery	Section 9.8
Employment Practices	Section 3.11(c)
Environmental Permits	Section 3.16(d)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.3(b)
Filed Company Contract	Section 3.17(a)
Foreign Plan	Section 3.10(g)
FTC	Section 6.2(c)
GAAP	Section 3.7(c)
ICL	Recitals
Information Agent	Section 2.2(a)
Interim Options Tax Ruling	Section 6.11(a)
Israeli Employees	Section 3.11(b)
Joint Venture Interests	Section 3.1(e)
Leased Real Property	Section 3.13(c)
Material Customer	Section 3.19(a)
Material Reseller	Section 3.19(c)
Material Supplier	Section 3.19(b)
Merger	Recitals
Merger Notice	Section 1.3
Merger Proposal	Section 5.4(a)
Merger Sub	Preamble
Merger Sub Board of Directors	Recitals
Most Recent Company Balance Sheet	Section 3.7(d)
Notice Period	Section 5.2(g)
Options Tax Ruling	Section 6.11(a)
Outside Date	Section 8.1(e)
Parent	Preamble
Parent Board of Directors	Recitals
Parent Related Parties	Section 8.2(c)(iii)
Parent Subsidiary	Section 4.4
Parent Termination Fee	Section 8.2(c)(i)
Parties.	Preamble
Party	Preamble
Payoff Letters	Section 7.2(e)
Payor	Section 2.4
Per Share Merger Consideration	Section 2.1(a)
Performance Satisfied PSUs	Section 2.3(e)

Permits	Section 3.6(a)
Real Property	Section 3.13(c)
Regulatory Filings	Section 6.2(b)
Required Clearances	Section 7.1(c)
Section 102 Award Consideration	Section 2.3(f)(i)
Section 102 Share Consideration	Section 2.2(b)
Sensitive Technology	Section 3.14(j)
SOX	Section 3.7(a)
Specified Closing Indebtedness	Section 7.2(e)
Subsidiary Securities	Section 3.1(d)
Substantial Creditors	Section 5.4(a)
Surviving Company	Article I
Technology	Section 9.5
Transactions	Recitals
Transition Period	Section 6.7(a)
Transition Period Report	Section 6.8(b)
Ultimate Parent	Introduction
Valid Tax Certificate	Section 6.11(d)
VAT	Section 3.15(m)
Vested Option Consideration	Section 2.3(a)
Withholding Drop Date	Section 2.4
Withholding Tax Ruling	Section 6.11(b)
Withholding Tax Rulings	Section 6.11(b)
Worker	Section 3.11(c)

Section 9.7          Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “Sections,” “Articles” and “Schedules” are intended to refer to Sections and Articles of this Agreement and Schedules to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$”or other monetary amounts refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document. Any statement in this Agreement to the effect that any information, document or other material has been “made available” or “provided” shall mean that such information, document or material was: (a) filed with the SEC and publicly available on EDGAR in unredacted form at least two (2) Business Days before the execution of this Agreement; or (b) available for review by Parent or Parent’s Representatives by 11:59 p.m. (Pacific Time) on the day before the date of this Agreement in the “Project Element” virtual data room or “Project Element – Limited Access” “Clean-Room” virtual data room maintained by the Company with Intralinks in connection with the Transactions.

Section 9.8          Counterparts. This Agreement may be executed and delivered (including by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”)) in two (2) or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.9          Entire Agreement; Third-Party Beneficiaries.

(a)          This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)          Except (i) for the right of holders of Company Shares to receive the Per Share Merger Consideration, which shall be enforceable by such holders after the Effective Time, (ii) for the rights of the holders of Company Options, Company RSUs and Company PSUs to receive such amounts as provided for in Section 2.3, which shall be enforceable by such holders after the Effective Time, (iii) as provided in Section 6.4, and (iv) subject to Section 8.2, for the rights of holders of Company Shares to pursue claims for damages and other relief, including equitable relief, for Ultimate Parent’s, Parent’s or Merger Sub’s fraud or willful and material breach of their representations, warranties, covenants or agreements set forth in this Agreement (provided, however, that the rights granted pursuant to this clause (iv) shall only be enforceable on behalf of such holders of Company Shares by the Company in its sole and absolute discretion, and in no event by such holders directly, which rights are hereby acknowledged and agreed by Ultimate Parent, Parent and Merger Sub but solely to the extent enforced by the Company), neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10          Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11          Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state; provided, however, that provisions related to the definition or occurrence of a Company Material Adverse Effect will be governed by the laws of the State of Delaware.

(b)          Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) agrees that any claim in respect of any such Action may be heard and determined in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the Parties hereto (A) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions (including the United States) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including the United States) of any such final judgment. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4 and Ultimate Parent, Parent and Merger Sub agree that service provided to Yigal Arnon & Co. in the manner provided for notices in Section 9.4 that is substantially concurrently provided to Ultimate Parent, Parent or Merger Sub, as applicable, shall constitute valid service on Ultimate Parent, Parent or Merger Sub, as applicable, in Israel. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12          Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that Parent, in its sole discretion, shall be permitted to assign any of its rights or obligations hereunder to any direct or indirect wholly owned Subsidiary of Ultimate Parent, and Merger Sub, in its sole discretion, shall be permitted to assign any of its rights or obligations hereunder to any direct or indirect wholly owned Subsidiary of Ultimate Parent that is an Israeli entity, but no such assignment shall relieve Ultimate Parent, Parent or Merger Sub of any of its obligations hereunder and provided, further, that under no circumstances shall such assignment be permitted if such assignment would reasonably be expected to (i) in any way prevent, impair or materially delay the consummation of the Transactions, (ii) invalidate any of the Tax Rulings expressly contemplated by this Agreement or (iii) materially increase the amount of withholding Taxes otherwise applicable to payments under this Agreement. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.13         Ultimate Parent Guarantee. Ultimate Parent shall take all action necessary to cause Parent, Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement. Ultimate Parent hereby irrevocably, absolutely and unconditionally guarantees, as primary obligor and not merely a surety, full performance and payment by Parent, Merger Sub and Surviving Company of each of the covenants, obligations and undertakings required to be performed by Parent, Merger Sub and Surviving Company under this Agreement and the transactions contemplated by this Agreement, including any liabilities arising out of a breach thereof or non-compliance therewith, subject to all terms, conditions and limitations contained in this Agreement. The Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any of Ultimate Parent, Parent, Merger Sub and Surviving Company in the first instance. Ultimate Parent’s obligations under this Section 9.13 are unconditional of any circumstances which might otherwise constitute, by operation of applicable Law, a discharge of a guarantor.  Nothing in this Section 9.13 shall waive any defenses, counterclaims or rights of setoff that Ultimate Parent, Parent, Merger Sub or Surviving Company may have under this Agreement or applicable Law.

Section 9.14          Enforcement; Remedies; Specific Performance.

(a)          Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c)          The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objection to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Ultimate Parent, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

INTEL CORPORATION

By:	/s/ Pat Gelsinger
Name: Pat Gelsinger
Title: Chief Executive Officer

[Signature page to Merger Agreement]

INTEL FS INC.

By:	/s/ Tiffany Doon Silva
Name: Tiffany Doon Silva
Title: Secretary

[Signature page to Merger Agreement]

STEEL TITANIUM 2022 LTD.

By:	/s/ Patrick Bombach
Name: Patrick Bombach
Title: President

[Signature page to Merger Agreement]

TOWER SEMICONDUCTOR LTD.

By:	/s/ Amir Elstein
Name: Amir Elstein
Title: Chairman of the Board

[Signature page to Merger Agreement]

Annex B

February 14, 2022

The Board of Directors
Tower Semiconductor Ltd.
20 Shaul Amor Avenue
Migdal Haemek 2310502, Israel

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value NIS 15.00 per share (the “Company Shares”), of Tower Semiconductor Ltd. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with an indirect wholly-owned subsidiary of Intel Corporation (“Ultimate Parent”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Ultimate Parent, its wholly-owned subsidiary, Intel FS Inc. (“Parent”), and its wholly-owned subsidiary, Steel Titanium 2022 Ltd. (“Merger Sub”), the Company will become a wholly-owned subsidiary of Parent, and each outstanding Company Share, other than Company Shares held in treasury or owned by the Company, Parent, or any of their respective subsidiaries, will be converted into the right to receive U.S. $53.00 per share in cash (the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated February 13, 2022 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Parent or Ultimate Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, Ultimate Parent, Parent and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Shares in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Shares in the Transaction or with respect to the fairness of any such compensation.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Ultimate Parent, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on a revolving credit facility in March 2021 and joint lead bookrunner on offerings of debt securities in August 2021 and March 2020. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Ultimate Parent, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Ultimate Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Ultimate Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Shares in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

Annex C

02/14/2022
The Board of Directors
[Titanium] Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, 2310502
Israel

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value NIS 15.00 per share (hereinafter: "the Company Shares”), of [Titanium] Ltd. (hereinafter: "the Company”) of the consideration to be paid to such holders in the proposed acquisition of the Company (the “Transaction”) by [Iron] (the “Parent”).

Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into among the Company, the Parent and [Merger Sub Corp.], a wholly owned subsidiary of Parent (“Merger Sub”), the Company will become a wholly-owned subsidiary of the Parent, and each outstanding Company Share, other than Company Shares held in treasury or owned by the Company or its subsidiaries or Parent, Merger Sub or any of their respective subsidiaries, will be converted into the right to receive $53.00 per share in cash (the “Consideration”).

In connection with preparing our opinion, we have:
(i)	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;
(ii)
compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies;

(iii)	conducted an independent valuation study (hereinafter: "the Study")
(iv)
compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and certain publicly traded securities of such other companies;

(v)	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and
(vi)	performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Study, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification.

We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Parent under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.

In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based.

We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.

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We have also assumed that the representations and warranties made by the Company and the Parent in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis.

We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.

We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Shares in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services.

In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Shares in the proposed Transaction is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction.

This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter.

Subject to the following sentence, this opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

We are available for any questions or clarification if needed.

Sincerely,

BDO Ziv Haft Consulting Group Ltd.

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